Key metrics
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Credit Suisse (CHF million)
Net revenues	5,198	6,194	5,326	(16)	(2)	17,168	16,294	5
Provision for credit losses	94	296	72	(68)	31	958	178	438
Total operating expenses	4,301	4,347	4,112	(1)	5	12,655	12,610	0
Income before taxes	803	1,551	1,142	(48)	(30)	3,555	3,506	1
Net income attributable to shareholders	546	1,162	881	(53)	(38)	3,022	2,567	18
Cost/income ratio (%)	82.7	70.2	77.2	–	–	73.7	77.4	–
Effective tax rate (%)	32.1	25.2	22.4	–	–	15.2	26.6	–
Basic earnings per share (CHF)	0.22	0.47	0.35	(53)	(37)	1.23	1.01	22
Diluted earnings per share (CHF)	0.22	0.46	0.34	(52)	(35)	1.20	0.99	21
Return on equity (%)	4.8	9.8	8.0	–	–	8.8	7.8	–
Return on tangible equity (%)	5.4	11.0	9.0	–	–	9.8	8.8	–
Assets under management and net new assets (CHF billion)
Assets under management	1,478.3	1,443.4	1,476.9	2.4	0.1	1,478.3	1,476.9	0.1
Net new assets	18.0	9.8	11.9	83.7	51.3	33.6	69.4	(51.6)
Balance sheet statistics (CHF million)
Total assets	821,296	828,480	795,920	(1)	3	821,296	795,920	3
Net loans	291,263	294,312	298,470	(1)	(2)	291,263	298,470	(2)
Total shareholders' equity	45,740	46,535	45,150	(2)	1	45,740	45,150	1
Tangible shareholders' equity	40,907	41,586	40,171	(2)	2	40,907	40,171	2
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.0	12.5	12.4	–	–	13.0	12.4	–
CET1 leverage ratio	4.5	4.5	4.1	–	–	4.5	4.1	–
Tier 1 leverage ratio	6.3	6.2	5.5	–	–	6.3	5.5	–
Share information
Shares outstanding (million)	2,421.8	2,441.6	2,473.8	(1)	(2)	2,421.8	2,473.8	(2)
of which common shares issued	2,447.7	2,556.0	2,556.0	(4)	(4)	2,447.7	2,556.0	(4)
of which treasury shares	(25.9)	(114.4)	(82.2)	(77)	(68)	(25.9)	(82.2)	(68)
Book value per share (CHF)	18.89	19.06	18.25	(1)	4	18.89	18.25	4
Tangible book value per share (CHF)	16.89	17.03	16.24	(1)	4	16.89	16.24	4
Market capitalization (CHF million)	22,627	23,983	30,580	(6)	(26)	22,627	30,580	(26)
Number of employees (full-time equivalents)
Number of employees	48,800	48,800	47,440	0	3	48,800	47,440	3
See relevant tables for additional information on these metrics.

Financial Report 3Q20

Financial Report 3Q20
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Investment Bank
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 48,800 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Investment Bank division. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
The Asia Pacific division delivers an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provide a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provide a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our close collaboration with the Investment Bank supports and enables our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
Investment Bank
The Investment Bank division delivers client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services includes global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our Global Trading Solutions platform provides centralized trading and sales services to the Group’s other business divisions. Our clients include financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Investment Bank
Corporate Center
Assets under management

Operating environment
Global economic output rebounded sharply in 3Q20. Global equity markets ended the quarter higher, though bank stocks underperformed. Major government bond yields remained low and the US dollar traded lower against most major currencies.
COVID-19
Risks to a continued economic upswing in 2021/2022 in the world’s major economies persist. The recent surge in COVID-19 infections is leading to the introduction of new localized restrictions on economic activity. In addition, the economic indicators have shifted from displaying very strong upward momentum in May through August, as economies re-opened, to showing a far more subdued and incremental improvement in September and October. High uncertainty is likely to negatively impact business investment. The increasing financial support of potentially non-viable companies in part due to government and central bank actions is expected to also weigh on longer-term productivity growth.
> Refer to “COVID-19 and related regulatory measures” in Credit Suisse – Other information for further information.
Economic environment
Global economic output recovered sharply in 3Q20 as countries relaxed COVID-19 containment policies that had been implemented in the first half of the year. In developed economies, including the US and Europe, consumer spending rebounded particularly quickly. Unemployment declined from its peak in the US, but remained elevated. In Europe, furlough schemes that were implemented continued to prevent unemployment from rising sharply. In China, the economic recovery continued in 3Q20. Fiscal policy remained supportive in all regions of the world.
Monetary policy was supportive in major economies as inflation remained below central bank targets. The US Federal Reserve (Fed) kept rates close to zero, continued its large-scale asset purchases and announced a shift to average inflation targeting. The European Central Bank and the Bank of Japan continued asset purchases and credit easing. The Swiss National Bank and the Bank of England kept policy rates unchanged. A number of central banks in emerging economies cut interest rates further in 3Q20.
COVID-19 and its implications for the global economy had a substantial negative impact on equity market prices globally in 1Q20, but prices substantially recovered in the following two quarters. In 3Q20, the US equity market gained more than 8% compared to 2Q20. European equity markets underperformed the US equity market but were stable. The Swiss equity market gained 2%. In emerging markets, equity markets in Emerging Asia and particularly China increased significantly, whereas the Latin America region underperformed (refer to the charts under "Equity markets"). Consumer discretionary, IT and industrials outperformed while energy, financials and real estate were the worst underperformers. The Chicago Board Options Exchange Market Volatility Index (VIX) further declined in 3Q20 yet remained elevated (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index increased 3.4% in 3Q20.

In fixed income, US treasury 10-year yields remained below 1.0%, with the yield curve slightly steeper driven by a higher yield for bonds with a longer maturity date. Credit markets further extended their rally in 3Q20 following the extension of the Fed's credit facility at the end of July, but began to weaken in September as a result of fiscal and regulatory uncertainties with the US election season approaching. Nevertheless, both high-yield and emerging market hard currency bonds continued to outperform global developed and emerging market corporate investment-grade bonds (refer to the charts under "Yield curves" and "Credit spreads" for further information). Reflecting strong policy support, corporate default rates globally rose at a slower pace in 3Q20 compared to the previous quarter.
In July, and to a lesser extent in August, the US dollar continued to follow its 2Q20 trend lower. That weakness reversed going into September with increasing fears that the global economic recovery could falter given rising COVID-19 infection rates and the expectation of continued geopolitical uncertainties in 4Q20. While this was beneficial for the US dollar due to its safe haven characteristics, the currency only managed to reverse a small part of its earlier losses against the euro. Other more cyclical currencies such as the Australian dollar, the Norwegian krone and the New Zealand dollar improved against the US dollar during 3Q20. The Swiss franc weakened against the euro but strengthened versus the US dollar.
The Credit Suisse Commodity Benchmark continued its recovery through 3Q20, gaining another 4.9%. All sub-sectors posted positive returns, with metals and agriculture outperforming, while energy trailed the benchmark. After a rapid initial recovery phase, oil prices started to consolidate during late summer after OPEC began to reduce the magnitude of supply cuts. Industrial metals benefited from strong Chinese import demand, while the supportive interest rate and currency environment helped gold reach new all-time highs during 3Q20. Agriculture gained due to a weaker US dollar and less favorable weather ahead of the autumn harvest season.

Market volumes (growth in %)
	Global
end of 3Q20	QoQ	YoY
Equity trading volume [1]	(20)	43
Announced mergers and acquisitions [2]	97	35
Completed mergers and acquisitions [2]	(36)	(47)
Equity underwriting [2]	12	121
Debt underwriting [2]	(28)	11
Syndicated lending – investment grade [2]	1	(40)
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Global bank stocks ended 3Q20 lower compared to 2Q20 and underperformed global stocks by 10%. European bank stocks declined more than 12% in 3Q20, underperforming North American bank stocks, which were stable (refer to the charts under "Equity markets").
In private banking, until the outbreak of the COVID-19 pandemic, the industry had experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment. With the spread of COVID-19, however, the immediate outlook for the sector is uncertain. While there have been some short-term benefits from higher market volatility and increased client trading activity, market uncertainty, lower interest rates, the foreign exchange environment and potentially significant credit losses are likely to impact the private banking sector’s performance in future quarters.
In investment banking, equity trading volumes in the US decreased compared to 2Q20 and increased compared to 3Q19. In Europe, equity trading volumes decreased compared to 2Q20 and 3Q19. Announced mergers and acquisitions (M&A) increased globally compared to 2Q20 and 3Q19. Global completed M&A decreased compared to 2Q20 and 3Q19. Global equity underwriting volumes increased compared to 2Q20 and 3Q19. Debt underwriting volumes decreased globally compared to 2Q20 and increased compared to 3Q19. Syndicated lending was stable compared to 2Q20 and decreased compared to 3Q19. Total US fixed income trading volumes were lower compared to 2Q20 and 3Q19.

Credit Suisse
In 3Q20, we recorded net income attributable to shareholders of CHF 546 million. Return on equity and return on tangible equity were 4.8% and 5.4%, respectively. As of the end of 3Q20, our CET1 ratio was 13.0%.
Results
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net interest income	1,396	1,570	1,782	(11)	(22)	4,500	5,315	(15)
Commissions and fees	2,855	2,880	2,754	(1)	4	8,662	8,293	4
Trading revenues [1]	630	1,254	149	(50)	323	2,811	1,171	140
Other revenues	317	490	641	(35)	(51)	1,195	1,515	(21)
Net revenues	5,198	6,194	5,326	(16)	(2)	17,168	16,294	5
Provision for credit losses	94	296	72	(68)	31	958	178	438
Compensation and benefits	2,441	2,594	2,383	(6)	2	7,351	7,446	(1)
General and administrative expenses	1,458	1,440	1,404	1	4	4,244	4,212	1
Commission expenses	295	313	325	(6)	(9)	953	952	0
Restructuring expenses	107	–	–	–	–	107	–	–
Total other operating expenses	1,860	1,753	1,729	6	8	5,304	5,164	3
Total operating expenses	4,301	4,347	4,112	(1)	5	12,655	12,610	0
Income before taxes	803	1,551	1,142	(48)	(30)	3,555	3,506	1
Income tax expense	258	391	256	(34)	1	539	934	(42)
Net income	545	1,160	886	(53)	(38)	3,016	2,572	17
Net income/(loss) attributable to noncontrolling interests	(1)	(2)	5	(50)	–	(6)	5	–
Net income attributable to shareholders	546	1,162	881	(53)	(38)	3,022	2,567	18
Statement of operations metrics (%)
Return on regulatory capital	8.3	15.5	10.4	–	–	12.0	10.8	–
Cost/income ratio	82.7	70.2	77.2	–	–	73.7	77.4	–
Effective tax rate	32.1	25.2	22.4	–	–	15.2	26.6	–
Earnings per share (CHF)
Basic earnings per share	0.22	0.47	0.35	(53)	(37)	1.23	1.01	22
Diluted earnings per share	0.22	0.46	0.34	(52)	(35)	1.20	0.99	21
Return on equity (%, annualized)
Return on equity	4.8	9.8	8.0	–	–	8.8	7.8	–
Return on tangible equity [2]	5.4	11.0	9.0	–	–	9.8	8.8	–
Book value per share (CHF)
Book value per share	18.89	19.06	18.25	(1)	4	18.89	18.25	4
Tangible book value per share [2]	16.89	17.03	16.24	(1)	4	16.89	16.24	4
Balance sheet statistics (CHF million)
Total assets	821,296	828,480	795,920	(1)	3	821,296	795,920	3
Risk-weighted assets	285,216	299,293	302,121	(5)	(6)	285,216	302,121	(6)
Leverage exposure	824,420	836,755	921,411	(1)	(11)	824,420	921,411	(11)
Number of employees (full-time equivalents)
Number of employees	48,800	48,800	47,440	0	3	48,800	47,440	3
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
3Q20 results
In 3Q20, Credit Suisse reported net income attributable to shareholders of CHF 546 million compared to CHF 881 million in 3Q19 and CHF 1,162 million in 2Q20. In 3Q20, Credit Suisse reported income before taxes of CHF 803 million, compared to CHF 1,142 million in 3Q19 and CHF 1,551 million in 2Q20. Results in 3Q20 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The COVID-19 outbreak continued to have an impact on our results in 3Q20, and we are closely monitoring the spread of the pandemic and the effects on our operations and business.
Results details
Net revenues
In 3Q20, we reported net revenues of CHF 5,198 million, which decreased 2% compared to 3Q19, primarily reflecting lower net revenues in International Wealth Management and Swiss Universal Bank, partially offset by lower negative net revenues in the Corporate Center. The decrease in International Wealth Management was driven by lower revenues across all major revenue categories. The decrease in Swiss Universal Bank was mainly driven by significantly lower other revenues, partially offset by higher transaction-based revenues. 3Q19 included a gain of CHF 327 million related to the transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group reflected in Swiss Universal Bank, International Wealth Management and Asia Pacific.
Compared to 2Q20, net revenues decreased 16%, primarily reflecting lower net revenues in the Investment Bank, Swiss Universal Bank and International Wealth Management, partially offset by lower negative net revenues in the Corporate Center. The decrease in the Investment Bank reflected lower client activity across most products compared to strong 2Q20 results. The decrease in Swiss Universal Bank primarily reflected significantly lower other revenues and lower transaction-based revenues. 2Q20 included a gain of CHF 134 million related to the revaluation of our equity investment in Pfandbriefbank reflected in Swiss Universal Bank. The decrease in International Wealth Management mainly reflected significantly lower other revenues and lower transaction- and performance-based revenues.
Provision for credit losses
In 3Q20, provision for credit losses of CHF 94 million primarily related to net provisions of CHF 52 million in Swiss Universal Bank, CHF 45 million in Asia Pacific and CHF 12 million in International Wealth Management, partially offset by a release of provision for credit losses of CHF 14 million in the Investment Bank.
Total operating expenses
Compared to 3Q19, total operating expenses of CHF 4,301 million increased 5%, primarily reflecting restructuring expenses of CHF 107 million, a 2% increase in compensation and benefits, mainly relating to higher salaries and variable compensation, and a 4% increase in general and administrative expenses, mainly driven by higher legacy litigation provisions, partially offset by lower travel and entertainment expenses and lower professional services fees.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
3Q20 (CHF million)
Net revenues	1,294	1,142	728	2,047	(13)	5,198
Provision for credit losses	52	12	45	(14)	(1)	94
Compensation and benefits	478	563	324	940	136	2,441
Total other operating expenses	334	352	182	751	241	1,860
of which general and administrative expenses	242	267	145	584	220	1,458
of which restructuring expenses	41	29	2	33	2	107
Total operating expenses	812	915	506	1,691	377	4,301
Income/(loss) before taxes	430	215	177	370	(389)	803
Return on regulatory capital (%)	13.8	15.7	19.4	11.4	–	8.3
Cost/income ratio (%)	62.8	80.1	69.5	82.6	–	82.7
Total assets	259,553	96,162	67,140	280,372	118,069	821,296
Goodwill	588	1,410	1,049	1,530	0	4,577
Risk-weighted assets	81,815	44,955	26,732	82,702	49,012	285,216
Leverage exposure	294,775	105,238	73,929	335,923	14,555	824,420
2Q20 (CHF million)
Net revenues	1,474	1,266	808	2,862	(216)	6,194
Provision for credit losses	28	34	86	143	5	296
Compensation and benefits	498	603	334	1,031	128	2,594
Total other operating expenses	292	289	192	776	204	1,753
of which general and administrative expenses	242	236	153	625	184	1,440
Total operating expenses	790	892	526	1,807	332	4,347
Income/(loss) before taxes	656	340	196	912	(553)	1,551
Return on regulatory capital (%)	21.2	25.1	20.0	25.8	–	15.5
Cost/income ratio (%)	53.6	70.5	65.1	63.1	–	70.2
Total assets	258,030	94,364	71,729	270,220	134,137	828,480
Goodwill	598	1,443	1,069	1,566	0	4,676
Risk-weighted assets	85,542	46,753	29,418	86,022	51,558	299,293
Leverage exposure	292,774	103,305	78,712	325,409	36,555	836,755
3Q19 (CHF million)
Net revenues	1,380	1,435	781	2,006	(276)	5,326
Provision for credit losses	28	14	20	19	(9)	72
Compensation and benefits	481	599	303	928	72	2,383
Total other operating expenses	302	307	188	750	182	1,729
of which general and administrative expenses	242	251	151	593	167	1,404
Total operating expenses	783	906	491	1,678	254	4,112
Income/(loss) before taxes	569	515	270	309	(521)	1,142
Return on regulatory capital (%)	17.8	36.5	24.6	8.5	–	10.4
Cost/income ratio (%)	56.7	63.1	62.9	83.6	–	77.2
Total assets	249,947	94,433	75,657	266,702	109,181	795,920
Goodwill	615	1,527	1,016	1,602	0	4,760
Risk-weighted assets	81,528	44,494	33,628	88,205	54,266	302,121
Leverage exposure	284,143	101,710	83,153	335,793	116,612	921,411

Results overview (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
9M20 (CHF million)
Net revenues	4,222	3,885	2,371	6,989	(299)	17,168
Provision for credit losses	204	85	230	433	6	958
Compensation and benefits	1,476	1,759	978	2,926	212	7,351
Total other operating expenses	925	977	572	2,265	565	5,304
of which general and administrative expenses	727	780	452	1,786	499	4,244
of which restructuring expenses	41	29	2	33	2	107
Total operating expenses	2,401	2,736	1,550	5,191	777	12,655
Income/(loss) before taxes	1,617	1,064	591	1,365	(1,082)	3,555
Return on regulatory capital (%)	17.5	26.4	20.5	13.3	–	12.0
Cost/income ratio (%)	56.9	70.4	65.4	74.3	–	73.7
9M19 (CHF million)
Net revenues	4,171	4,180	2,279	6,214	(550)	16,294
Provision for credit losses	66	32	41	37	2	178
Compensation and benefits	1,456	1,768	953	2,954	315	7,446
Total other operating expenses	943	945	564	2,252	460	5,164
of which general and administrative expenses	778	781	456	1,785	412	4,212
Total operating expenses	2,399	2,713	1,517	5,206	775	12,610
Income/(loss) before taxes	1,706	1,435	721	971	(1,327)	3,506
Return on regulatory capital (%)	17.9	34.6	22.2	9.0	–	10.8
Cost/income ratio (%)	57.5	64.9	66.6	83.8	–	77.4
Compared to 2Q20, total operating expenses were stable, primarily reflecting a 6% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation, offset by the restructuring expenses in 3Q20.
Income tax
In 3Q20, the income tax expense of CHF 258 million mainly reflected the impact of the geographical mix of results, the continuous reassessment of the estimated annual effective tax rate, an increase in the valuation allowance on deferred tax assets and non-deductible funding costs. Additionally, the 3Q20 tax expense was negatively impacted by non-deductible legacy litigation provisions, partially offset by a decrease of previously unrecognized tax benefits. The Credit Suisse effective tax rate was 32.1% in 3Q20 compared to 25.2% in 2Q20. Overall, net deferred tax assets decreased CHF 145 million to CHF 3,229 million during 3Q20, primarily driven by foreign exchange impacts, pension liabilities and earnings, partially offset by own credit movements.
Regulatory capital
As of the end of 3Q20, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.0% and our risk-weighted assets (RWA) were CHF 285.2 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balances sheet for further information on regulatory capital.
Net revenues by region
	in			% change		in		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Net revenues (CHF million)
Switzerland	1,424	1,591	1,616	(10)	(12)	4,820	4,664	3
EMEA	1,001	1,382	1,259	(28)	(20)	3,746	3,938	(5)
Americas	1,736	2,368	1,812	(27)	(4)	5,654	5,506	3
Asia Pacific	1,050	1,069	915	(2)	15	3,247	2,736	19
Corporate Center	(13)	(216)	(276)	(94)	(95)	(299)	(550)	(46)
Net revenues	5,198	6,194	5,326	(16)	(2)	17,168	16,294	5
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group announced a new restructuring plan beginning in 3Q20 and the related restructuring charges are excluded for purposes of adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
3Q20 (CHF million)
Net revenues	1,294	1,142	728	2,047	(13)	5,198
Provision for credit losses	52	12	45	(14)	(1)	94
Total operating expenses	812	915	506	1,691	377	4,301
Restructuring expenses	(41)	(29)	(2)	(33)	(2)	(107)
Major litigation provisions	0	(20)	0	0	(132)	(152)
Expenses related to real estate disposals [1]	0	(4)	0	(21)	0	(25)
Total operating expenses adjusted	771	862	504	1,637	243	4,017
Income/(loss) before taxes	430	215	177	370	(389)	803
Total adjustments	41	53	2	54	134	284
Adjusted income/(loss) before taxes	471	268	179	424	(255)	1,087
Adjusted return on regulatory capital (%)	15.1	19.5	19.7	13.0	–	11.2
2Q20 (CHF million)
Net revenues	1,474	1,266	808	2,862	(216)	6,194
Provision for credit losses	28	34	86	143	5	296
Total operating expenses	790	892	526	1,807	332	4,347
Major litigation provisions	0	32	0	(24)	(69)	(61)
Expenses related to real estate disposals [1]	0	0	0	(3)	0	(3)
Total operating expenses adjusted	790	924	526	1,780	263	4,283
Income/(loss) before taxes	656	340	196	912	(553)	1,551
Total adjustments	0	(32)	0	27	69	64
Adjusted income/(loss) before taxes	656	308	196	939	(484)	1,615
Adjusted return on regulatory capital (%)	21.2	22.8	20.0	26.5	–	16.2
3Q19 (CHF million)
Net revenues	1,380	1,435	781	2,006	(276)	5,326
Provision for credit losses	28	14	20	19	(9)	72
Total operating expenses	783	906	491	1,678	254	4,112
Major litigation provisions	0	0	0	0	(28)	(28)
Total operating expenses adjusted	783	906	491	1,678	226	4,084
Income/(loss) before taxes	569	515	270	309	(521)	1,142
Total adjustments	0	0	0	0	28	28
Adjusted income/(loss) before taxes	569	515	270	309	(493)	1,170
Adjusted return on regulatory capital (%)	17.8	36.5	24.6	8.5	–	10.7
1 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
9M20 (CHF million)
Net revenues	4,222	3,885	2,371	6,989	(299)	17,168
Provision for credit losses	204	85	230	433	6	958
Total operating expenses	2,401	2,736	1,550	5,191	777	12,655
Restructuring expenses	(41)	(29)	(2)	(33)	(2)	(107)
Major litigation provisions	(1)	12	0	(24)	(218)	(231)
Expenses related to real estate disposals [1]	0	(3)	0	(20)	0	(23)
Total operating expenses adjusted	2,359	2,716	1,548	5,114	557	12,294
Income/(loss) before taxes	1,617	1,064	591	1,365	(1,082)	3,555
Total adjustments	42	20	2	77	220	361
Adjusted income/(loss) before taxes	1,659	1,084	593	1,442	(862)	3,916
Adjusted return on regulatory capital (%)	18.0	26.9	20.6	14.1	–	13.2
9M19 (CHF million)
Net revenues	4,171	4,180	2,279	6,214	(550)	16,294
Real estate gains	(117)	(13)	0	0	25	(105)
Net revenues adjusted	4,054	4,167	2,279	6,214	(525)	16,189
Provision for credit losses	66	32	41	37	2	178
Total operating expenses	2,399	2,713	1,517	5,206	775	12,610
Major litigation provisions	(3)	27	0	0	(87)	(63)
Expenses related to real estate disposals [1]	(10)	(12)	0	(30)	1	(51)
Total operating expenses adjusted	2,386	2,728	1,517	5,176	689	12,496
Income/(loss) before taxes	1,706	1,435	721	971	(1,327)	3,506
Total adjustments	(104)	(28)	0	30	111	9
Adjusted income/(loss) before taxes	1,602	1,407	721	1,001	(1,216)	3,515
Adjusted return on regulatory capital (%)	16.8	34.0	22.2	9.3	–	10.8
1 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.
Employees and other headcount
Employees and other headcount
end of	3Q20	2Q20	3Q19
Employees (full-time equivalents)
Swiss Universal Bank	13,190	13,210	12,560
International Wealth Management	9,840	9,920	10,150
Asia Pacific	6,880	7,030	6,500
Investment Bank	17,640	17,420	16,740
Corporate Center	1,250	1,220	1,490
Total employees	48,800	48,800	47,440
Other headcount
Outsourced roles, contractors and consultants [1]	12,810	12,770	13,510
Total employees and other headcount	61,610	61,570	60,950
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
In 1Q20, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services mainly relating to changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
There were 48,800 Group employees as of the end of 3Q20, stable compared to 2Q20, primarily reflecting decreases in Asia Pacific and International Wealth Management, offset by an increase in the Investment Bank. The number of outsourced roles, contractors and consultants increased by 40 compared to 2Q20.

Other information
Organizational structure and restatement
As previously announced, effective August 1, 2020 we created a single, globally-integrated Investment Bank division through the combination of our former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. We also launched a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level, underlining the sharpened focus on sustainability. We also combined our former Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. We also revised our allocations for corporate functions and funding costs to align to the new organizational structure.
In addition, Global Trading Solutions (GTS) was created within the Investment Bank through the combination of the successful businesses of International Trading Solutions (ITS) and Asia Pacific Solutions. GTS is a joint venture among the Investment Bank, International Wealth Management, Swiss Universal Bank and Asia Pacific divisions and provides centralized trading and sales services to institutional and private clients. The methodology applied to allocate GTS results across the four divisions reflects the economic contribution from the client base that each division provides to GTS, as well as the historical performance of the constituting businesses and combines a fixed allocation and an additional split to each division of any GTS outperformance above the fixed allocation.
We centrally manage our funding activities. As part of the process of implementing the Group’s new divisional structure announced on July 30, 2020, the Group recalibrated its methodology for allocating funding costs across the Group to incorporate net stable funding ratio requirements, certain increased high-quality liquid assets (HQLA) requirements, as well as funding maturity profile developments.
Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. The change to an average of leverage exposure and RWA was in line with the increased alignment of leverage exposure and RWA toward a 35% risk density in line with the calibration of the Too Big to Fail regulatory framework.
Reflecting these updates, our financial reporting is now presented as four reporting segments plus the Corporate Center. Prior periods have been restated to conform to the current presentation. These restatements had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Continued focus on our strategy
We continue to review and refine our productivity program and ambitions in connection with our strategic update and expect to:
■ Record total restructuring expenses over the course of our restructuring of approximately CHF 300-400 million to allow us to generate approximately CHF 250-300 million of gross savings in 2021 and approximately CHF 400-450 million gross savings from 2022 onwards, allowing for reinvestment in full subject to market and economic conditions;
■ Maintain a CET1 capital ratio of greater than 12%, prior to the final impact of the Basel III reforms, subject to market and economic conditions;
■ Distribute to shareholders at least 50% of net income attributable to shareholders in 2021, in a normalized environment, subject to market and economic conditions; and
■ Achieve in the medium term, a goal of 20-25% return on regulatory capital across Swiss Universal Bank, International Wealth Management and Asia Pacific collectively and 10-15% for the Investment Bank.
Our ambitions often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these ambitions to the nearest GAAP measures is unavailable without unreasonable efforts. Return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% RWA and 3.5% leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such ambitions are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
Neue Aargauer Bank integration
As announced on August 25, 2020, the Group plans to merge the business of its wholly owned subsidiary, Neue Aargauer Bank AG, with Credit Suisse (Schweiz) AG and establish a single brand in the Canton of Aargau. To strengthen its range of products and services for private clients, Credit Suisse will introduce a new digital offering and a future-oriented branch concept and it intends to make additional investments in advisory services, new solutions, digitalization and its market presence in the medium term.
Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Clare Brady and Blythe Masters for election as new non-executive members of the Board of Directors at the Annual General Meeting to be held on April 30, 2021. From the current members of the Board, Joaquin J. Ribeiro, John Tiner and Urs Rohner will not stand for re-election at the Annual General Meeting in 2021. All other members of the Board of Directors will stand for re-election for a further term of office of one year. As previously stated, the Chairman’s succession process is well underway, and a successor will be announced before the end of the year.

Extraordinary General Meeting
The Group expects to distribute the full dividend amount of CHF 0.2776 as originally proposed to shareholders for the financial year 2019. To this end, the Board of Directors has proposed a second dividend distribution equal to the first distribution of CHF 0.1388 gross per share for approval by shareholders at an Extraordinary General Meeting to be held on November 27, 2020, in accordance with the requirements of the Ordinance of the Swiss Federal Council regarding measures on combatting the coronavirus.
Share buyback program
The Board of Directors has approved a share buyback program of up to CHF 1.5 billion in 2021, with at least CHF 1.0 billion expected for the full year, subject to market and economic conditions. Share repurchases are expected to start in January 2021.
COVID-19 and related regulatory measures
Risks to a continued economic upswing in 2021/2022 in the world’s major economies persist. The recent surge in COVID-19 infections is leading to the introduction of new localized restrictions on economic activity. In addition, the economic indicators have shifted from displaying very strong upward momentum in May through August, as economies re-opened, to showing a far more subdued and incremental improvement in September and October. High uncertainty is likely to negatively impact business investment. The increasing financial support of potentially non-viable companies in part due to government and central bank actions is expected to also weigh on longer-term productivity growth. We are closely monitoring the spread of COVID-19 and the effects on our operations and business, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
The Swiss government, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “Other information” and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q20 and “Other information” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 2Q20 for a discussion of other developments pertaining to COVID-19 and further information.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. Regulatory capital is calculated as the average of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward (30% for periods prior to 2020) and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 3Q20, 37% and 26% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 3Q20, total assets at fair value recorded as level 3 decreased CHF 1.3 billion to CHF 16.8 billion compared to the end of 2Q20, primarily reflecting net settlements, mainly in trading assets and loans, a negative foreign exchange impact, net sales, mainly in trading assets and loans held-for-sale, and net transfers out, mainly in trading assets, mostly offset by net loans. These decreases were partially offset by net realized/unrealized gains, mainly in trading assets.
As of the end of 3Q20, our level 3 assets comprised 2% of total assets and 6% of total assets measured at fair value, stable compared to the end of 2Q20.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2019 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On June 19, 2020, the Swiss Parliament adopted a number of substantial amendments to the Swiss corporate law set out under the Swiss Code of Obligations, including, among other changes, new "comply or explain" disclosure obligations regarding gender diversity at the board and executive board level of large Swiss listed companies, including Credit Suisse Group AG. While the general effective date of the new law will be announced at a later point in time, the Federal Council resolved on September 11, 2020, to make the "comply or explain" disclosure obligations on gender diversity effective as of January 1, 2021. This "comply or explain" rule will become applicable five years after the effective date with regard to the board of directors, and ten years after the effective date with regard to the executive management. Therefore, the relevant companies, including Credit Suisse Group AG, will be required to adhere to the respective disclosure obligations as of 2026 and 2031, respectively.
On July 22, 2020, the US Commodity Futures Trading Commission (CFTC) adopted capital and financial reporting rules for non-bank swap dealers and major swap participants (Swap Entities) and financial reporting rules for bank Swap Entities. The new capital rules will apply to our non-bank derivatives dealer entities, Credit Suisse Capital LLC (CSC) and Credit Suisse Securities Europe Limited (CSSEL). CSC is already subject to capital and financial reporting rules administered by the US Securities and Exchange Commission (SEC), and we do not expect the new CFTC rules to have a material impact on CSC because they will for the most part incorporate those SEC rules by reference. CSSEL may, with further approval by the CFTC, be able to satisfy the new CFTC rules through substituted compliance with comparable UK requirements. If, however, CSSEL is unable to rely on substituted compliance, it will face conflicts between CFTC and UK requirements that could prevent it from continuing to trade swaps with US persons. In addition, Credit Suisse International (CSI), which is a UK bank provisionally registered with the CFTC as a swap dealer, will be subject to new CFTC financial reporting requirements that, absent clarification, will diverge from its UK financial reporting obligations (for example by requiring it to report under US generally accepted accounting principles). If the CFTC does not clarify that CSI and other non-US bank Swap Entities can instead provide financial reports in accordance with home country accounting and other standards, CSI will bear significant increased cost to comply with the CFTC’s requirements. These new CFTC rules will take effect on October 6, 2021.
On July 23, 2020, the CFTC adopted rules that codify several elements of the CFTC’s current policy and no-action letters with respect to the cross-border application of certain swaps regulations applicable to Swap Entities, but with changes to certain definitions to align with the SEC, and that expand the application of rules to swaps entered into by certain foreign subsidiaries of US parent companies and US branches of non-US banks. These new rules will take effect September 14, 2021. However, the new rules leave existing CFTC guidance in place with respect to mandatory clearing, mandatory trade execution, real-time public reporting, swap data repository reporting, or large trader reporting requirements. The application of these two different cross-border regimes may increase our compliance costs and could disrupt some of our trading relationships.
On July 24, 2020, the US Federal Deposit Insurance Company (FDIC) and the SEC finalized rules that would clarify the application of the Securities Investor Protection Act (SIPA) in a receivership for a systemically significant broker-dealer under the Dodd-Frank Act’s Orderly Liquidation Authority, which could potentially apply to our US broker-dealer. The final rules are substantively identical to the 2016 proposals. The rules clarify how relevant provisions of SIPA would be incorporated into a proceeding under the Orderly Liquidation Authority, that the Securities Investor Protection Corporation would be appointed as trustee for the broker-dealer, the claims process and the FDIC’s powers as receiver with respect to the transfer of assets of the broker-dealer.
On August 10, 2020, the Fed announced new, individualized risk-based capital requirements for large banking organizations, including our US intermediate holding company (IHC). These requirements include a stress capital buffer determined by performance in the Fed’s supervisory stress tests. Under the new requirements, our US IHC is now subject to risk-based capital requirements inclusive of a 6.9% stress capital buffer, designed to absorb losses in periods of financial and economic stress. The size of the stress capital buffer requirement is subject to update depending on future Comprehensive Capital Analysis and Review (CCAR) results. If our US IHC does not maintain this buffer, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions. The stress capital buffer became effective on October 1, 2020.
On September 17, 2020, the Fed released hypothetical scenarios for a second round of bank stress tests that will evaluate updated and resubmitted capital plans for all large banking organizations, including our US IHC. These stress tests are being performed due to the continued uncertainty from the COVID-19 pandemic. The Fed has announced that it will release firm-specific results, including for our US IHC, by the end of this year. Additionally, on

September 30, 2020, the Fed announced the extension of capital distribution limitations in place for the third quarter through the fourth quarter for all 34 large banking organizations, including our US IHC. The limitations apply to cash dividends on common equity and stock repurchases.
On September 16, 2020, the SEC adopted amendments to SEC Rule 15c2-11, which sets out a broker-dealer’s information review obligations concerning the issuer of an over-the-counter security, prior to publication or submission of a quotation in that security. The SEC has amended the rule to (a) expand review requirements to apply to qualified inter-dealer quotation systems (and permit the broker-dealer’s reliance on those systems in certain circumstances); (b) limit certain existing exceptions to the information review requirements; and (c) add additional exceptions for certain securities that the SEC has deemed are less susceptible to fraud. The amendments to SEC Rule 15c2-11 will become effective 60 days from publication in the Federal Register.
On September 17, 2020, the CFTC adopted rules that will substantially revise its real-time public reporting and regulatory reporting requirements for swaps. Among other changes, the new rules will significantly increase the block size above which swap transactions are subject to delayed public reporting, clarify reporting requirements for certain types of swaps such as prime brokerage swaps, clarify and expand the data elements required to be reported in order to harmonize more closely with international standards, extend the deadline for making regulatory reports and introduce new data verification and correction requirements. The increase in block sizes could potentially reduce liquidity in the swaps markets or increase our hedging costs by subjecting more of our swap transactions to real-time public reporting. In addition, we are likely to incur significant operational and other costs to implement the new requirements. The new requirements will take effect 18 months after publication in the Federal Register, except that the changes to block sizes will take effect one year after that date.
On September 25, 2020, the Swiss Parliament approved the Draft Law on Distributed Ledger Technology (DLT-Draft Law). The DLT-Draft Law introduces a new concept of so-called “DLT-Rights”, allowing for the tokenisation of rights, claims and financial instruments, such as bonds, shares or derivatives. In addition, the DLT-Draft Law provides for an introduction of a new licensing category as a DLT-Trading Venue under the Financial Market Infrastructure Act and certain clarifications relating to the treatment of cryptocurrencies in Swiss insolvency proceedings. The DLT-Draft Law is subject to an optional referendum until January 14, 2021, and may enter into force as early as 2021.
On September 25, 2020, the Swiss Federal Assembly approved the revision of the Swiss Federal Act on Data Protection (FADP), which will provide for a number of changes. Thereunder namely, data relating to legal entities will no longer be protected. As under the General Data Protection Regulation (GDPR), only data relating to individuals will fall within the scope of the revised FADP. Similar to the GDPR, the FADP will have an extraterritorial effect and foreign data controllers must appoint a representative in Switzerland if they perform specific processing activities on data relating to individuals in Switzerland. The FADP will impose increased governance and documentation requirements on controllers, such as managing inventories of processing activities, notifying data breaches and performing data processing impact assessments. Further, the FADP will grant more extensive powers to the Swiss Federal Data Protection and Information Commissioner and significantly broaden sanctions affecting individuals for non-compliance with predetermined provisions.
As discussed in our Annual Report 2019, certain of our subsidiaries are subject to the margin rules for uncleared swaps of the CFTC. These margin rules, like those adopted by other regulatory authorities, are following a phased implementation schedule. On October 15, 2020, the CFTC adopted rules that delay the compliance date for initial margin requirements for market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least USD 8 billion from September 1, 2021 until September 1, 2022. This delay avoids a broad expansion of initial margin requirements on September 1, 2021 and aligns the CFTC’s implementation schedule with those of other regulators. However, the resulting expansion of initial margin requirements on September 1, 2022 could still have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
On October 15, 2020, the CFTC adopted final rules expanding and revising position limits for certain physical commodity derivatives. The new rules will expand the CFTC’s position limit regime, which currently covers only a subset of agricultural futures contracts, to cover additional specified agricultural, energy, and metals futures contracts. The new rules will also cover futures contracts and options on futures contracts that are linked to these specified contracts, as well as economically equivalent swaps. The new rules further restrict the availability of exemptions from position limits for certain hedging activity and impose new requirements on US futures exchanges and swap execution facilities to administer position limits and related exemptions. Overall, the new rules may restrict the ability of our asset management businesses to trade in physical commodity derivatives covered by position limits, restrict the ability of our market making businesses to provide liquidity in these derivatives to certain types of clients, and generally increase the compliance costs and burdens of our businesses that transact in physical commodity derivatives. The new rules will initially take effect 60 days after publication in the Federal Register, but with delayed compliance dates of January 1, 2022 for the expansion of position limits to cover additional futures contracts and January 1, 2023 for the expansion of position limits to cover swaps.
As discussed in our Annual Report 2019, Credit Suisse has identified a significant number of its liabilities and assets linked to interbank offered rate (IBOR) indices across businesses that require transition to alternative reference rates and is participating in national working groups and industry forums that are working to address this transition. In this regard, on October 23, 2020, the International Swap and Derivatives Association (ISDA) launched (i) Supplement number 70 to the 2006 ISDA Definitions (IBOR Supplement) and (ii) the ISDA 2020 IBOR Fallbacks Protocol (IBOR Protocol). The IBOR Supplement is intended to enhance the robustness of derivatives contracts traded on or after January 25, 2021 by addressing the risk that some IBORs are permanently discontinued or, in the case of the London interbank offered rate (LIBOR), cease to be representative, by applying fallbacks to specified alternative references rates upon such a trigger. The IBOR Protocol permits adhering parties to amend in-scope transactions entered into prior to January 25, 2021 on similar terms. These documents are a critical element to industry efforts to facilitate the derivatives markets’ transition away from LIBOR and other IBORs, which is expected to take place at or around the end of 2021. The Bank and certain other subsidiaries adhered to the IBOR Protocol on October 22, 2020.
On November 29, 2020, the Swiss public will vote on the Responsible Business Initiative. Since 2016, a coalition of Swiss civil society organizations have proposed the Responsible Business Initiative to increase obligations for Swiss companies regarding human rights and environmental due diligence. Pursuant to the Responsible Business Initiative, Swiss companies would have to adhere to and conduct due diligence relating to internationally recognized human rights and international environmental standards in Switzerland and abroad and ensure that companies under their control do the same. In response to the Responsible Business Initiative, the Swiss Parliament approved an indirect counter-proposal on June 19, 2020. The counter-proposal would introduce new non-financial reporting obligations for large Swiss companies, including Credit Suisse Group AG, in environmental, social, employee, human rights and anti-corruption matters. In addition, Swiss companies would be subject to new due diligence and related reporting obligations in connection with child labor as well as minerals and metals from conflict areas. If the Responsible Business Initiative is rejected in the public vote, the counter-proposal would come into effect, subject to a referendum. The reporting and due diligence obligations would then need to be adhered to for the first time with respect to the financial year commencing one year after the entry into effect. If the Responsible Business Initiative is accepted in the public vote, the Federal Council will need to draft, and the Swiss Parliament will have to pass, an act to implement it.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2019 for further information and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Swiss Universal Bank
In 3Q20, we reported income before taxes of CHF 430 million and net revenues of CHF 1,294 million. Income before taxes decreased 24% and 34% compared to 3Q19 and 2Q20, respectively.
Results summary
3Q20 results
In 3Q20, income before taxes of CHF 430 million decreased 24% compared to 3Q19. Net revenues of CHF 1,294 million decreased 6%, mainly driven by significantly lower other revenues, partially offset by higher transaction-based revenues. 3Q19 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group reflected in other revenues in Corporate & Institutional Clients. Provision for credit losses was CHF 52 million compared to CHF 28 million in 3Q19. Total operating expenses of CHF 812 million increased 4%, driven by CHF 41 million of restructuring expenses in 3Q20, mainly in connection with the planned integration of NAB.
Compared to 2Q20, income before taxes decreased 34%. Net revenues decreased 12%, with significantly lower other revenues, lower transaction-based revenues and slightly lower net interest income, partially offset by higher recurring commissions and fees. 2Q20 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million reflected in other revenues in Private Clients. Provision for credit losses was CHF 52 million compared to CHF 28 million in 2Q20. Total operating expenses increased slightly, driven by the restructuring expenses in 3Q20, partially offset by lower compensation and benefits.
The COVID-19 pandemic is expected to have continued negative effects on major economies globally and is likely to keep adversely affecting our business performance, including a potentially significant impact on credit losses, in the last quarter of 2020 and going forward.
> Refer to “Credit Suisse” for further information.
Capital and leverage metrics
As of the end of 3Q20, we reported RWA of CHF 81.8 billion, CHF 3.7 billion lower compared to the end of 2Q20, mainly related to movements in risk levels, primarily driven by a decreased advanced credit valuation adjustment (CVA) due to a reduction in derivative exposures and decreased market risk related to GTS. Leverage exposure of CHF 294.8 billion was CHF 2.0 billion higher compared to the end of 2Q20, mainly driven by business growth.
Divisional results
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	1,294	1,474	1,380	(12)	(6)	4,222	4,171	1
Provision for credit losses	52	28	28	86	86	204	66	209
Compensation and benefits	478	498	481	(4)	(1)	1,476	1,456	1
General and administrative expenses	242	242	242	0	0	727	778	(7)
Commission expenses	51	50	60	2	(15)	157	165	(5)
Restructuring expenses	41	–	–	–	–	41	–	–
Total other operating expenses	334	292	302	14	11	925	943	(2)
Total operating expenses	812	790	783	3	4	2,401	2,399	0
Income before taxes	430	656	569	(34)	(24)	1,617	1,706	(5)
Statement of operations metrics (%)
Return on regulatory capital	13.8	21.2	17.8	–	–	17.5	17.9	–
Cost/income ratio	62.8	53.6	56.7	–	–	56.9	57.5	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,190	13,210	12,560	0	5	13,190	12,560	5
Number of relationship managers	1,790	1,810	1,800	(1)	(1)	1,790	1,800	(1)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Net revenue detail (CHF million)
Private Clients	700	836	692	(16)	1	2,305	2,218	4
Corporate & Institutional Clients	594	638	688	(7)	(14)	1,917	1,953	(2)
Net revenues	1,294	1,474	1,380	(12)	(6)	4,222	4,171	1
Net revenue detail (CHF million)
Net interest income	654	677	658	(3)	(1)	2,025	2,009	1
Recurring commissions and fees	367	347	378	6	(3)	1,088	1,104	(1)
Transaction-based revenues	281	336	258	(16)	9	991	887	12
Other revenues	(8)	114	86	–	–	118	171	(31)
Net revenues	1,294	1,474	1,380	(12)	(6)	4,222	4,171	1
Balance sheet statistics (CHF million)
Total assets	259,553	258,030	249,947	1	4	259,553	249,947	4
Net loans	174,352	173,787	171,570	0	2	174,352	171,570	2
of which Private Clients	118,130	117,514	115,933	1	2	118,130	115,933	2
Risk-weighted assets	81,815	85,542	81,528	(4)	0	81,815	81,528	0
Leverage exposure	294,775	292,774	284,143	1	4	294,775	284,143	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q20	2Q20	3Q19	3Q20	2Q20	3Q19	3Q20	2Q20	3Q19
Adjusted results (CHF million)
Net revenues	700	836	692	594	638	688	1,294	1,474	1,380
Provision for credit losses	5	28	14	47	0	14	52	28	28
Total operating expenses	495	464	451	317	326	332	812	790	783
Restructuring expenses	(36)	–	–	(5)	–	–	(41)	–	–
Adjusted total operating expenses	459	464	451	312	326	332	771	790	783
Income before taxes	200	344	227	230	312	342	430	656	569
Total adjustments	36	0	0	5	0	0	41	0	0
Adjusted income before taxes	236	344	227	235	312	342	471	656	569
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.1	21.2	17.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M20	9M19	9M20	9M19	9M20	9M19
Adjusted results (CHF million)
Net revenues	2,305	2,218	1,917	1,953	4,222	4,171
Real estate gains	0	(117)	0	0	0	(117)
Adjusted net revenues	2,305	2,101	1,917	1,953	4,222	4,054
Provision for credit losses	45	35	159	31	204	66
Total operating expenses	1,437	1,375	964	1,024	2,401	2,399
Restructuring expenses	(36)	–	(5)	–	(41)	–
Major litigation provisions	0	0	(1)	(3)	(1)	(3)
Expenses related to real estate disposals	0	(7)	0	(3)	0	(10)
Adjusted total operating expenses	1,401	1,368	958	1,018	2,359	2,386
Income before taxes	823	808	794	898	1,617	1,706
Total adjustments	36	(110)	6	6	42	(104)
Adjusted income before taxes	859	698	800	904	1,659	1,602
Adjusted return on regulatory capital (%)	–	–	–	–	18.0	16.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
Results details
In 3Q20, income before taxes of CHF 200 million decreased 12% compared to 3Q19, driven by higher total operating expenses, partially offset by lower provision for credit losses. Compared to 2Q20, income before taxes decreased 42%, reflecting lower net revenues and higher total operating expenses, partially offset by lower provision for credit losses.
Net revenues
Compared to 3Q19, net revenues of CHF 700 million were stable, with higher transaction-based revenues and slightly higher net interest income, offset by lower recurring commissions and fees. Transaction-based revenues of CHF 106 million increased 14%, driven by a revaluation gain on an equity investment and higher client activity. Net interest income of CHF 396 million increased slightly, with higher treasury revenues and stable loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees of CHF 199 million decreased 7%, primarily reflecting lower revenues from our investment in Swisscard and lower wealth structuring solution fees.
Compared to 2Q20, net revenues decreased 16%, mainly driven by significantly lower other revenues and lower transaction-based revenues, partially offset by higher recurring commissions and fees. 2Q20 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million reflected in other revenues. Transaction-based revenues decreased 16%, mainly due to lower brokerage and product issuing fees and lower revenues from GTS, partially offset by the revaluation gain on an equity investment and higher fees from foreign exchange client business. Net interest income was stable, with lower deposit margins on slightly higher average deposit volumes, offset by higher treasury revenues and stable loan margins on slightly higher average loan volumes. Recurring commissions and fees increased 11%, driven by higher revenues from our investment in Swisscard and higher banking services fees.

Results - Private Clients
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	700	836	692	(16)	1	2,305	2,218	4
Provision for credit losses	5	28	14	(82)	(64)	45	35	29
Compensation and benefits	285	289	271	(1)	5	868	819	6
General and administrative expenses	149	154	152	(3)	(2)	463	479	(3)
Commission expenses	25	21	28	19	(11)	70	77	(9)
Restructuring expenses	36	–	–	–	–	36	–	–
Total other operating expenses	210	175	180	20	17	569	556	2
Total operating expenses	495	464	451	7	10	1,437	1,375	5
Income before taxes	200	344	227	(42)	(12)	823	808	2
Statement of operations metrics (%)
Cost/income ratio	70.7	55.5	65.2	–	–	62.3	62.0	–
Net revenue detail (CHF million)
Net interest income	396	400	387	(1)	2	1,211	1,166	4
Recurring commissions and fees	199	179	213	11	(7)	582	614	(5)
Transaction-based revenues	106	126	93	(16)	14	384	322	19
Other revenues	(1)	131	(1)	–	0	128	116	10
Net revenues	700	836	692	(16)	1	2,305	2,218	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	138	167	129	–	–	150	140	–
Net margin [2]	39	69	42	–	–	54	51	–
Number of relationship managers
Number of relationship managers	1,310	1,330	1,280	(2)	2	1,310	1,280	2
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 3Q20, Private Clients recorded provision for credit losses of CHF 5 million compared to provision for credit losses of CHF 14 million in 3Q19 and CHF 28 million in 2Q20. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 3Q19, total operating expenses of CHF 495 million increased 10%, driven by restructuring expenses of CHF 36 million in 3Q20 and higher compensation and benefits. Compensation and benefits of CHF 285 million increased 5%, driven by higher allocated corporate function costs, higher discretionary compensation expenses and slightly higher salary expenses. General and administrative expenses of CHF 149 million decreased slightly, mainly reflecting lower advertising and marketing expenses, partially offset by higher occupancy expenses.
Compared to 2Q20, total operating expenses increased 7%, driven by the restructuring expenses in 3Q20. General and administrative expenses decreased slightly, driven by lower allocated corporate function costs and lower contractor services fees, partially offset by higher advertising and marketing expenses. Compensation and benefits were stable, with lower discretionary compensation expenses offset by higher salary expenses.
Margins
Our gross margin was 138 basis points in 3Q20, an increase of nine basis points compared to 3Q19, primarily reflecting a 5.1% decrease in average assets under management, higher transaction-based revenues and slightly higher net interest income, partially offset by lower recurring commissions and fees. Compared to 2Q20, our gross margin was 29 basis points lower, mainly reflecting significantly lower other revenues, lower transaction-based revenues and slightly higher average assets under management, partially offset by higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 39 basis points in 3Q20, a decrease of three basis points compared to 3Q19, reflecting higher total operating expenses, partially offset by the lower average assets under management and lower provision for credit losses. Compared to 2Q20, our net margin was 30 basis points lower, reflecting lower net revenues, higher total operating expenses and slightly higher average assets under management, partially offset by lower provision for credit losses.

Assets under management
As of the end of 3Q20, assets under management of CHF 205.0 billion were CHF 3.2 billion higher compared to the end of 2Q20, mainly driven by favorable market movements and net new assets. Net new assets of CHF 2.0 billion reflected positive contributions from all businesses.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Assets under management (CHF billion)
Assets under management	205.0	201.8	214.2	1.6	(4.3)	205.0	214.2	(4.3)
Average assets under management	203.5	200.2	214.5	1.6	(5.1)	204.8	211.5	(3.2)
Assets under management by currency (CHF billion)
USD	33.9	34.2	34.1	(0.9)	(0.6)	33.9	34.1	(0.6)
EUR	18.9	17.9	20.2	5.6	(6.4)	18.9	20.2	(6.4)
CHF	144.7	141.9	150.8	2.0	(4.0)	144.7	150.8	(4.0)
Other	7.5	7.8	9.1	(3.8)	(17.6)	7.5	9.1	(17.6)
Assets under management	205.0	201.8	214.2	1.6	(4.3)	205.0	214.2	(4.3)
Growth in assets under management (CHF billion)
Net new assets	2.0	(1.6)	(0.6)	–	–	(3.8)	3.9	–
Other effects	1.2	8.6	0.1	–	–	(8.8)	12.3	–
of which market movements	2.2	9.2	0.4	–	–	(5.8)	13.7	–
of which foreign exchange	(0.7)	(0.4)	0.1	–	–	(2.3)	(0.6)	–
of which other	(0.3)	(0.2)	(0.4)	–	–	(0.7)	(0.8)	–
Growth in assets under management	3.2	7.0	(0.5)	–	–	(12.6)	16.2	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	(3.3)	(1.1)	–	–	(2.3)	2.6	–
Other effects	2.3	17.7	0.2	–	–	(5.4)	8.3	–
Growth in assets under management (annualized)	6.3	14.4	(0.9)	–	–	(7.7)	10.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(2.0)	(3.2)	1.3	–	–	–	–	–
Other effects	(2.3)	(2.8)	1.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(4.3)	(6.0)	2.3	–	–	–	–	–

Corporate & Institutional Clients
Results details
In 3Q20, income before taxes of CHF 230 million decreased 33% compared to 3Q19, driven by lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses. Compared to 2Q20, income before taxes decreased 26%, mainly reflecting higher provision for credit losses and lower net revenues, partially offset by slightly lower total operating expenses.
Net revenues
Compared to 3Q19, net revenues of CHF 594 million decreased 14%, mainly driven by significantly lower other revenues. 3Q19 included the gain of CHF 98 million related to the transfer of the InvestLab fund platform reflected in other revenues. Net interest income of CHF 258 million decreased 5%, with lower loan margins on stable average loan volumes and lower deposit margins on slightly lower average deposit volumes. Transaction-based revenues of CHF 175 million increased 6%, driven by higher revenues from our Swiss investment banking business, partially offset by lower fees from foreign exchange client business. Recurring commissions and fees of CHF 168 million increased slightly, driven by higher fees from lending activities and higher wealth structuring solution fees, partially offset by lower banking services fees.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	594	638	688	(7)	(14)	1,917	1,953	(2)
Provision for credit losses	47	0	14	–	236	159	31	413
Compensation and benefits	193	209	210	(8)	(8)	608	637	(5)
General and administrative expenses	93	88	90	6	3	264	299	(12)
Commission expenses	26	29	32	(10)	(19)	87	88	(1)
Restructuring expenses	5	–	–	–	–	5	–	–
Total other operating expenses	124	117	122	6	2	356	387	(8)
Total operating expenses	317	326	332	(3)	(5)	964	1,024	(6)
Income before taxes	230	312	342	(26)	(33)	794	898	(12)
Statement of operations metrics (%)
Cost/income ratio	53.4	51.1	48.3	–	–	50.3	52.4	–
Net revenue detail (CHF million)
Net interest income	258	277	271	(7)	(5)	814	843	(3)
Recurring commissions and fees	168	168	165	0	2	506	490	3
Transaction-based revenues	175	210	165	(17)	6	607	565	7
Other revenues	(7)	(17)	87	(59)	–	(10)	55	–
Net revenues	594	638	688	(7)	(14)	1,917	1,953	(2)
Number of relationship managers
Number of relationship managers	480	480	520	0	(8)	480	520	(8)
Compared to 2Q20, net revenues decreased 7%, mainly reflecting lower transaction-based revenues and lower net interest income. Transaction-based revenues decreased 17%, mainly due to lower revenues from GTS. Net interest income decreased 7%, with significantly lower deposit margins on stable average deposit volumes and slightly lower loan margins on stable average loan volumes. Recurring commissions and fees were stable.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 3Q20, Corporate & Institutional Clients recorded provision for credit losses of CHF 47 million compared to CHF 14 million in 3Q19 and zero in 2Q20. The provision for credit losses in 3Q20 reflected a single case in our commodity trade finance portfolio, partially offset by releases due to the improvement of macro-economic factors under the current expected credit loss (CECL) methodology.

Total operating expenses
Compared to 3Q19, total operating expenses of CHF 317 million decreased 5%, driven by lower compensation and benefits and lower commission expenses, partially offset by restructuring expenses of CHF 5 million in 3Q20 and slightly higher general and administrative expenses. Compensation and benefits of CHF 193 million decreased 8%, driven by lower allocated corporate function costs and lower salary expenses. General and administrative expenses of CHF 93 million increased slightly, primarily reflecting higher litigation provisions and higher allocated corporate function costs.
Compared to 2Q20, total operating expenses decreased slightly, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses and the restructuring expenses in 3Q20. Compensation and benefits decreased 8%, mainly reflecting lower allocated corporate function costs and lower discretionary compensation expenses. General and administrative expenses increased 6%, driven by higher litigation provisions and slightly higher allocated corporate function costs.
Assets under management
As of the end of 3Q20, assets under management of CHF 441.0 billion were CHF 13.6 billion higher compared to the end of 2Q20, mainly driven by favorable market movements. Net new assets of CHF 3.5 billion mainly reflected inflows from our pension business.

International Wealth Management
In 3Q20, we reported income before taxes of CHF 215 million and net revenues of CHF 1,142 million. Income before taxes decreased 58% and 37% compared to 3Q19 and 2Q20, respectively.
Results summary
3Q20 results
In 3Q20, income before taxes of CHF 215 million decreased 58% compared to 3Q19. Net revenues of CHF 1,142 million were 20% lower, driven by lower revenues across all major revenue categories. 3Q19 included a gain of CHF 131 million related to the transfer of the InvestLab fund platform to Allfunds Group in Private Banking reflected in other revenues. Provision for credit losses was CHF 12 million compared to CHF 14 million in 3Q19. Total operating expenses of CHF 915 million were stable, with restructuring expenses of CHF 29 million in 3Q20 and higher general and administrative expenses, offset by lower compensation and benefits.
Compared to 2Q20, income before taxes decreased 37%. Net revenues decreased 10%, mainly reflecting significantly lower other revenues, lower transaction- and performance-based revenues and lower net interest income. Recurring commissions and fees were stable. Provision for credit losses was CHF 12 million compared to CHF 34 million in 2Q20. Total operating expenses increased slightly, mainly reflecting higher general and administrative expenses and the restructuring expenses in 3Q20, partially offset by lower compensation and benefits.
Results in 3Q20 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The outlook of our business is uncertain due to the spread of COVID-19 and its related economic impacts, including lower interest rates, the foreign exchange environment and potentially significant credit losses, which are likely to impact our results for future quarters. Potentially lower assets under management, lower performance fees and investment-related revenues, a shift towards lower risk asset classes and lower transaction volumes would likely continue to impact results in our Asset Management business.
We continue to review our alternative investments portfolio and would expect to see further restructuring costs as well as potential mark-downs in our investments depending on performance.
Capital and leverage metrics
As of the end of 3Q20, we reported RWA of CHF 45.0 billion, a decrease of CHF 1.8 billion compared to the end of 2Q20, mainly related to movements in risk levels, primarily driven by decreased market risk related to GTS and a decreased advanced CVA due to a reduction in derivative exposures, and a foreign exchange impact. This was partially offset by methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to the standardized approach for counterparty credit risk (SA-CCR). Leverage exposure of CHF 105.2 billion was CHF 1.9 billion higher compared to the end of 2Q20, mainly driven by business growth.
Divisional results
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	1,142	1,266	1,435	(10)	(20)	3,885	4,180	(7)
Provision for credit losses	12	34	14	(65)	(14)	85	32	166
Compensation and benefits	563	603	599	(7)	(6)	1,759	1,768	(1)
General and administrative expenses	267	236	251	13	6	780	781	0
Commission expenses	56	53	56	6	0	168	164	2
Restructuring expenses	29	–	–	–	–	29	–	–
Total other operating expenses	352	289	307	22	15	977	945	3
Total operating expenses	915	892	906	3	1	2,736	2,713	1
Income before taxes	215	340	515	(37)	(58)	1,064	1,435	(26)
Statement of operations metrics (%)
Return on regulatory capital	15.7	25.1	36.5	–	–	26.4	34.6	–
Cost/income ratio	80.1	70.5	63.1	–	–	70.4	64.9	–
Number of employees (full-time equivalents)
Number of employees	9,840	9,920	10,150	(1)	(3)	9,840	10,150	(3)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Net revenue detail (CHF million)
Private Banking	836	905	1,035	(8)	(19)	2,773	2,995	(7)
Asset Management	306	361	400	(15)	(24)	1,112	1,185	(6)
Net revenues	1,142	1,266	1,435	(10)	(20)	3,885	4,180	(7)
Net revenue detail (CHF million)
Net interest income	302	313	354	(4)	(15)	961	1,051	(9)
Recurring commissions and fees	522	515	562	1	(7)	1,582	1,651	(4)
Transaction- and performance-based revenues	336	371	404	(9)	(17)	1,165	1,360	(14)
Other revenues	(18)	67	115	–	–	177	118	50
Net revenues	1,142	1,266	1,435	(10)	(20)	3,885	4,180	(7)
Balance sheet statistics (CHF million)
Total assets	96,162	94,364	94,433	2	2	96,162	94,433	2
Net loans	52,557	50,958	54,812	3	(4)	52,557	54,812	(4)
of which Private Banking	52,541	50,943	54,796	3	(4)	52,541	54,796	(4)
Risk-weighted assets	44,955	46,753	44,494	(4)	1	44,955	44,494	1
Leverage exposure	105,238	103,305	101,710	2	3	105,238	101,710	3
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q20	2Q20	3Q19	3Q20	2Q20	3Q19	3Q20	2Q20	3Q19
Adjusted results (CHF million)
Net revenues	836	905	1,035	306	361	400	1,142	1,266	1,435
Provision for credit losses	8	32	15	4	2	(1)	12	34	14
Total operating expenses	631	617	618	284	275	288	915	892	906
Restructuring expenses	(16)	–	–	(13)	–	–	(29)	–	–
Major litigation provisions	(20)	32	0	0	0	0	(20)	32	0
Expenses related to real estate disposals	(3)	0	0	(1)	0	0	(4)	0	0
Adjusted total operating expenses	592	649	618	270	275	288	862	924	906
Income before taxes	197	256	402	18	84	113	215	340	515
Total adjustments	39	(32)	0	14	0	0	53	(32)	0
Adjusted income before taxes	236	224	402	32	84	113	268	308	515
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	19.5	22.8	36.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	9M20	9M19	9M20	9M19	9M20	9M19
Adjusted results (CHF million)
Net revenues	2,773	2,995	1,112	1,185	3,885	4,180
Real estate gains	0	(13)	0	0	0	(13)
Adjusted net revenues	2,773	2,982	1,112	1,185	3,885	4,167
Provision for credit losses	79	31	6	1	85	32
Total operating expenses	1,896	1,869	840	844	2,736	2,713
Restructuring expenses	(16)	–	(13)	–	(29)	–
Major litigation provisions	12	27	0	0	12	27
Expenses related to real estate disposals	(2)	(10)	(1)	(2)	(3)	(12)
Adjusted total operating expenses	1,890	1,886	826	842	2,716	2,728
Income before taxes	798	1,095	266	340	1,064	1,435
Total adjustments	6	(30)	14	2	20	(28)
Adjusted income before taxes	804	1,065	280	342	1,084	1,407
Adjusted return on regulatory capital (%)	–	–	–	–	26.9	34.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results details
In 3Q20, income before taxes of CHF 197 million decreased 51% compared to 3Q19, reflecting lower net revenues and slightly higher total operating expenses. Compared to 2Q20, income before taxes decreased 23%, driven by lower net revenues and slightly higher total operating expenses, partially offset by lower provision for credit losses.
Net revenues
Compared to 3Q19, net revenues of CHF 836 million decreased 19%, mainly reflecting significantly lower other revenues, lower net interest income and lower recurring commissions and fees. 3Q19 included the gain of CHF 131 million related to the transfer of the InvestLab fund platform reflected in other revenues. Net interest income of CHF 302 million decreased 15%, mainly reflecting lower deposit margins on higher average deposit volumes, lower treasury revenues and lower loan margins on lower average loan volumes. Recurring commissions and fees of CHF 272 million decreased 9%, primarily reflecting lower investment product management fees, lower fees from lending activities, decreased security account and custody services fees and lower discretionary mandate management fees. Transaction- and performance-based revenues of CHF 259 million increased slightly, mainly driven by a revaluation gain on an investment, higher revenues from GTS and higher brokerage fees, partially offset by lower structured product issuance fees and lower corporate advisory fees from integrated solutions.
Compared to 2Q20, net revenues decreased 8%, mainly reflecting lower transaction- and performance-based revenues and lower net interest income. Transaction- and performance-based revenues decreased 19%, driven by lower brokerage and product issuing fees, primarily due to lower levels of structured product issuances, and lower revenues from GTS, partially offset by the revaluation gain on an investment. Net interest income decreased 4%, mainly from lower treasury revenues and lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees were stable, mainly reflecting lower fees from lending activities, offset by higher discretionary mandate management fees and higher investment product management fees.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 3Q20, provision for credit losses was CHF 8 million, compared to CHF 15 million in 3Q19 and CHF 32 million in 2Q20.

Results – Private Banking
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	836	905	1,035	(8)	(19)	2,773	2,995	(7)
Provision for credit losses	8	32	15	(75)	(47)	79	31	155
Compensation and benefits	398	436	418	(9)	(5)	1,261	1,259	0
General and administrative expenses	182	147	161	24	13	512	497	3
Commission expenses	35	34	39	3	(10)	107	113	(5)
Restructuring expenses	16	–	–	–	–	16	–	–
Total other operating expenses	233	181	200	29	17	635	610	4
Total operating expenses	631	617	618	2	2	1,896	1,869	1
Income before taxes	197	256	402	(23)	(51)	798	1,095	(27)
Statement of operations metrics (%)
Cost/income ratio	75.5	68.2	59.7	–	–	68.4	62.4	–
Net revenue detail (CHF million)
Net interest income	302	313	354	(4)	(15)	961	1,051	(9)
Recurring commissions and fees	272	273	299	0	(9)	839	886	(5)
Transaction- and performance-based revenues	259	320	252	(19)	3	960	916	5
Other revenues	3	(1)	130	–	(98)	13	142	(91)
Net revenues	836	905	1,035	(8)	(19)	2,773	2,995	(7)
Margins on assets under management (annualized) (bp)
Gross margin [1]	96	107	114	–	–	106	110	–
Net margin [2]	23	30	44	–	–	31	40	–
Number of relationship managers
Number of relationship managers	1,130	1,170	1,170	(3)	(3)	1,130	1,170	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 3Q19, total operating expenses of CHF 631 million increased slightly, mainly reflecting higher general and administrative expenses and restructuring expenses of CHF 16 million in 3Q20, partially offset by lower compensation and benefits. General and administrative expenses of CHF 182 million increased 13%, mainly driven by higher litigation provisions and higher professional services fees, partially offset by lower travel and entertainment expenses. Compensation and benefits of CHF 398 million decreased 5%, driven by lower discretionary compensation expenses.
Compared to 2Q20, total operating expenses increased slightly, primarily driven by higher general and administrative expenses and the restructuring expenses in 3Q20, partially offset by lower compensation and benefits. General and administrative expenses increased 24%, mainly reflecting an increase in litigation provisions in 3Q20 compared to a release in 2Q20. Compensation and benefits decreased 9%, mainly reflecting lower discretionary compensation expenses, lower allocated corporate function costs and lower social security and pension expenses.
Margins
Our gross margin was 96 basis points in 3Q20, a decrease of 18 basis points compared to 3Q19, driven by lower other revenues as 3Q19 included the transfer of the InvestLab fund platform and lower net interest income, partially offset by a 4.9% decrease in average assets under management. Compared to 2Q20, our gross margin was eleven basis points lower, mainly reflecting lower transaction- and performance-based revenues and slightly higher average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 23 basis points in 3Q20, a decrease of 21 basis points compared to 3Q19, mainly reflecting lower net revenues, partially offset by the lower average assets under management. Our net margin was seven basis points lower compared to 2Q20, mainly reflecting lower net revenues on slightly higher average assets under management.

Assets under management
As of the end of 3Q20, assets under management of CHF 352.0 billion were CHF 7.5 billion higher compared to the end of 2Q20, mainly driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 6.9 billion reflected inflows from both Europe and emerging markets.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Assets under management (CHF billion)
Assets under management	352.0	344.5	365.2	2.2	(3.6)	352.0	365.2	(3.6)
Average assets under management	346.8	338.1	364.5	2.6	(4.9)	347.7	362.5	(4.1)
Assets under management by currency (CHF billion)
USD	176.2	172.8	179.2	2.0	(1.7)	176.2	179.2	(1.7)
EUR	105.1	98.8	100.8	6.4	4.3	105.1	100.8	4.3
CHF	17.7	18.1	18.8	(2.2)	(5.9)	17.7	18.8	(5.9)
Other	53.0	54.8	66.4	(3.3)	(20.2)	53.0	66.4	(20.2)
Assets under management	352.0	344.5	365.2	2.2	(3.6)	352.0	365.2	(3.6)
Growth in assets under management (CHF billion)
Net new assets	6.9	1.8	3.6	–	–	12.4	10.4	–
Other effects	0.6	15.0	(1.5)	–	–	(30.4)	(2.7)	–
of which market movements	7.5	19.6	1.3	–	–	(5.0)	22.3	–
of which foreign exchange	(4.7)	(3.5)	(0.9)	–	–	(22.1)	(3.9)	–
of which other	(2.2)	(1.1)	(1.9)	–	–	(3.3)	(21.1)	–
Growth in assets under management	7.5	16.8	2.1	–	–	(18.0)	7.7	–
Growth in assets under management (annualized) (%)
Net new assets	8.0	2.2	4.0	–	–	4.5	3.9	–
Other effects	0.7	18.3	(1.7)	–	–	(11.0)	(1.0)	–
Growth in assets under management (annualized)	8.7	20.5	2.3	–	–	(6.5)	2.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.6	2.7	3.0	–	–	–	–	–
Other effects	(7.2)	(7.8)	(3.9)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(3.6)	(5.1)	(0.9)	–	–	–	–	–

Asset Management
Results details
Income before taxes of CHF 18 million decreased 84% and 79% compared to 3Q19 and 2Q20, respectively, in both cases mainly driven by lower net revenues.
Net revenues
Compared to 3Q19, net revenues of CHF 306 million were 24% lower, reflecting lower revenues across all major revenue categories. Performance and placement revenues of CHF 40 million decreased 55%, primarily due to a sale of a private equity investment of a fund in 3Q19 and significantly lower placement fees. Investment and partnership income of CHF 5 million decreased 83%, mainly due to investment-related losses from our real estate business. Management fees of CHF 261 million decreased 7%, mainly driven by business exits and lower real estate-related transaction fees.
Compared to 2Q20, net revenues decreased 15%, primarily driven by significantly lower investment and partnership income and lower performance and placement revenues, partially offset by higher management fees. Investment and partnership income decreased 92%, primarily due to lower investment-related gains from our systematic market making business. Performance and placement revenues decreased 17%, mainly from lower investment-related gains. Management fees increased 4%, primarily reflecting higher average assets under management.
Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	306	361	400	(15)	(24)	1,112	1,185	(6)
Provision for credit losses	4	2	(1)	100	–	6	1	500
Compensation and benefits	165	167	181	(1)	(9)	498	509	(2)
General and administrative expenses	85	89	90	(4)	(6)	268	284	(6)
Commission expenses	21	19	17	11	24	61	51	20
Restructuring expenses	13	–	–	–	–	13	–	–
Total other operating expenses	119	108	107	10	11	342	335	2
Total operating expenses	284	275	288	3	(1)	840	844	0
Income before taxes	18	84	113	(79)	(84)	266	340	(22)
Statement of operations metrics (%)
Cost/income ratio	92.8	76.2	72.0	–	–	75.5	71.2	–
Net revenue detail (CHF million)
Management fees	261	251	282	4	(7)	781	832	(6)
Performance and placement revenues	40	48	89	(17)	(55)	55	152	(64)
Investment and partnership income	5	62	29	(92)	(83)	276	201	37
Net revenues	306	361	400	(15)	(24)	1,112	1,185	(6)
of which recurring commissions and fees	250	242	263	3	(5)	743	765	(3)
of which transaction- and performance-based revenues	77	51	152	51	(49)	205	444	(54)
of which other revenues	(21)	68	(15)	–	40	164	(24)	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 3Q19, total operating expenses of CHF 284 million were stable, with lower compensation and benefits and lower general and administrative expenses offset by restructuring expenses of CHF 13 million in 3Q20. Compensation and benefits of CHF 165 million decreased 9%, mainly reflecting lower salary expenses primarily as a result of the sale of a private equity investment of a fund in 3Q19. General and administrative expenses of CHF 85 million decreased 6%, mainly reflecting lower travel and entertainment expenses.
Compared to 2Q20, total operating expenses increased slightly, mainly driven by the restructuring expenses in 3Q20, partially offset by lower general and administrative expenses. General and administrative expenses decreased 4%, mainly reflecting lower expense provisions. Compensation and benefits were stable.
Assets under management
As of the end of 3Q20, assets under management of CHF 438.5 billion were CHF 14.7 billion higher compared to the end of 2Q20, reflecting favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 5.0 billion mainly reflected inflows from traditional and alternative investments, partially offset by outflows from our emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Assets under management (CHF billion)
Traditional investments	268.7	256.6	252.9	4.7	6.2	268.7	252.9	6.2
Alternative investments	128.7	124.9	130.9	3.0	(1.7)	128.7	130.9	(1.7)
Investments and partnerships	41.1	42.3	42.2	(2.8)	(2.6)	41.1	42.2	(2.6)
Assets under management	438.5	423.8	426.0	3.5	2.9	438.5	426.0	2.9
Average assets under management	429.5	412.4	421.8	4.1	1.8	424.8	410.6	3.5
Assets under management by currency (CHF billion)
USD	120.8	115.8	119.8	4.3	0.8	120.8	119.8	0.8
EUR	54.2	51.5	52.3	5.2	3.6	54.2	52.3	3.6
CHF	219.9	212.3	209.6	3.6	4.9	219.9	209.6	4.9
Other	43.6	44.2	44.3	(1.4)	(1.6)	43.6	44.3	(1.6)
Assets under management	438.5	423.8	426.0	3.5	2.9	438.5	426.0	2.9
Growth in assets under management (CHF billion)
Net new assets [1]	5.0	4.1	5.9	–	–	9.2	14.0	–
Other effects	9.7	10.1	6.1	–	–	(8.6)	23.3	–
of which market movements	11.8	12.0	5.6	–	–	(0.2)	25.2	–
of which foreign exchange	(2.6)	(1.9)	0.4	–	–	(8.9)	(1.6)	–
of which other	0.5	0.0	0.1	–	–	0.5	(0.3)	–
Growth in assets under management	14.7	14.2	12.0	–	–	0.6	37.3	–
Growth in assets under management (annualized) (%)
Net new assets	4.7	4.0	5.7	–	–	2.8	4.8	–
Other effects	9.2	9.9	5.9	–	–	(2.6)	8.0	–
Growth in assets under management	13.9	13.9	11.6	–	–	0.2	12.8	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.9	4.3	3.6	–	–	–	–	–
Other effects	(1.0)	(1.9)	1.9	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	2.9	2.4	5.5	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 3Q20, we reported income before taxes of CHF 177 million and net revenues of CHF 728 million. Income before taxes was 34% lower compared to 3Q19 and decreased 10% compared to 2Q20.
Results summary
3Q20 results
In 3Q20, income before taxes of CHF 177 million decreased 34% compared to 3Q19. Net revenues of CHF 728 million decreased 7%, mainly driven by significantly lower other revenues and lower net interest income, partially offset by higher transaction-based revenues. 3Q19 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group reflected in other revenues. Provision for credit losses was CHF 45 million in 3Q20 compared to CHF 20 million in 3Q19. Total operating expenses of CHF 506 million increased 3%, mainly due to higher compensation and benefits.
Compared to 2Q20, income before taxes decreased 10%. Net revenues decreased 10%, primarily driven by lower transaction-based revenues. Provision for credit losses was CHF 45 million compared to CHF 86 million in 2Q20. Total operating expenses decreased 4%, mainly due to slightly lower compensation and benefits and lower general and administration expenses.
Results in 3Q20 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
Our operating environment continues to be significantly influenced by the global impact of the COVID-19 pandemic and by the reactions of investors and central banks. This is expected to continue to impact our results, including further potentially adverse impacts on credit losses and mark-to-market losses in our financing business and on transaction volumes.
Capital and leverage metrics
As of the end of 3Q20, we reported RWA of CHF 26.7 billion, a decrease of CHF 2.7 billion compared to the end of 2Q20, mainly reflecting lower business usage and a foreign exchange impact. Leverage exposure was CHF 73.9 billion, a decrease of CHF 4.8 billion compared to the end of 2Q20, mainly driven by a foreign exchange impact and lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	728	808	781	(10)	(7)	2,371	2,279	4
Provision for credit losses	45	86	20	(48)	125	230	41	461
Compensation and benefits	324	334	303	(3)	7	978	953	3
General and administrative expenses	145	153	151	(5)	(4)	452	456	(1)
Commission expenses	35	39	37	(10)	(5)	118	108	9
Restructuring expenses	2	–	–	–	–	2	–	–
Total other operating expenses	182	192	188	(5)	(3)	572	564	1
Total operating expenses	506	526	491	(4)	3	1,550	1,517	2
Income before taxes	177	196	270	(10)	(34)	591	721	(18)
Statement of operations metrics (%)
Return on regulatory capital	19.4	20.0	24.6	–	–	20.5	22.2	–
Cost/income ratio	69.5	65.1	62.9	–	–	65.4	66.6	–
Number of employees (full-time equivalents)
Number of employees	6,880	7,030	6,500	(2)	6	6,880	6,500	6

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Net revenue detail (CHF million)
Net interest income	257	261	293	(2)	(12)	830	788	5
Recurring commissions and fees	85	80	96	6	(11)	259	284	(9)
Transaction-based revenues	386	466	293	(17)	32	1,255	1,108	13
Other revenues	0	1	99	(100)	(100)	27	99	(73)
Net revenues	728	808	781	(10)	(7)	2,371	2,279	4
Balance sheet statistics (CHF million)
Total assets	67,140	71,729	75,657	(6)	(11)	67,140	75,657	(11)
Net loans	38,433	39,664	46,048	(3)	(17)	38,433	46,048	(17)
Risk-weighted assets	26,732	29,418	33,628	(9)	(21)	26,732	33,628	(21)
Leverage exposure	73,929	78,712	83,153	(6)	(11)	73,929	83,153	(11)
Margins on assets under management (annualized) (bp)
Gross margin [1]	135	155	145	–	–	149	142	–
Net margin [2]	33	38	50	–	–	37	45	–
Number of relationship managers
Number of relationship managers	600	620	610	(3)	(2)	600	610	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjusted results
				Asia Pacific
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results (CHF million)
Net revenues	728	808	781	2,371	2,279
Provision for credit losses	45	86	20	230	41
Total operating expenses	506	526	491	1,550	1,517
Restructuring expenses	(2)	0	0	(2)	0
Adjusted total operating expenses	504	526	491	1,548	1,517
Income before taxes	177	196	270	591	721
Total adjustments	2	0	0	2	0
Adjusted income before taxes	179	196	270	593	721
Adjusted return on regulatory capital (%)	19.7	20.0	24.6	20.6	22.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results details
In 3Q20, income before taxes of CHF 177 million decreased 34% compared to 3Q19, mainly reflecting lower net revenues and higher provision for credit losses. Compared to 2Q20, income before taxes decreased 10%, reflecting lower net revenues, partially offset by lower provision for credit losses and lower total operating expenses.
Net revenues
Compared to 3Q19, net revenues of CHF 728 million decreased 7%, mainly due to significantly lower other revenues and lower net interest income, partially offset by higher transaction-based revenues. 3Q19 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group reflected in other revenues. Net interest income decreased 12% to CHF 257 million, mainly reflecting significantly lower deposit margins on slightly lower average deposit volumes and higher loan margins on lower average loan volumes. Recurring commissions and fees decreased 11% to CHF 85 million, mainly reflecting lower investment product management and banking services fees. Transaction-based revenues increased 32% to CHF 386 million, primarily reflecting higher client activity, higher revenues from GTS and higher equity underwriting revenues, partially offset by lower financing revenues.

Compared to 2Q20, net revenues decreased 10%, mainly due to lower transaction-based revenues. Transaction-based revenues decreased 17%, primarily reflecting lower revenues from GTS, lower structured equity origination revenues and lower fees from M&A transactions, partially offset by higher financing revenues and higher client activity. Net interest income decreased 2%, mainly reflecting significantly lower deposit margins on higher average deposit volumes and stable loan margins on lower average loan volumes, largely offset by higher treasury revenues. Recurring commissions and fees increased 6%, mainly reflecting higher banking services and security account and custody services fees, partially offset by lower investment product management fees.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 3Q20, we recorded provision for credit losses of CHF 45 million, compared to provision for credit losses of CHF 20 million in 3Q19 and CHF 86 million in 2Q20. The provision for credit losses in 3Q20 mainly reflected a single case in the catering sector, partially offset by a release of a provision relating to a case recorded in 2Q20.
Total operating expenses
Total operating expenses of CHF 506 million increased 3% compared to 3Q19, primarily reflecting higher compensation and benefits. Compensation and benefits increased 7% to CHF 324 million, mainly reflecting higher discretionary compensation expenses. General and administrative expenses decreased 4% to CHF 145 million, primarily due to lower travel and entertainment expenses and lower allocated corporate function costs, largely offset by higher professional services fees and higher IT machinery and equipment costs.
Compared to 2Q20, total operating expenses decreased 4%, primarily reflecting slightly lower compensation and benefits and lower general and administrative expenses. Compensation and benefits decreased 3%, mainly reflecting lower discretionary compensation expenses. General and administrative expenses decreased 5%, mainly due to lower allocated corporate function costs, partially offset by higher professional services fees.
Margins
Our gross margin was 135 basis points in 3Q20, ten basis points lower compared to 3Q19, primarily due to significantly lower other revenues and lower net interest income, partially offset by higher transaction-based revenues. Compared to 2Q20, our gross margin was 20 basis points lower, mainly reflecting lower transaction-based revenues and a 3.5% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 33 basis points in 3Q20, 17 basis points lower compared to 3Q19, mainly reflecting lower net revenues and higher provision for credit losses. Compared to 2Q20, our net margin was five basis points lower, mainly reflecting lower net revenues, partially offset by lower provision for credit losses.
Assets under management
As of the end of 3Q20, assets under management of CHF 218.5 billion were CHF 2.7 billion higher compared to the end of 2Q20, mainly reflecting favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 2.2 billion primarily reflected inflows from Greater China and Southeast Asia, partially offset by outflows from Japan.

Assets under management
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Assets under management (CHF billion)
Assets under management	218.5	215.8	217.1	1.3	0.6	218.5	217.1	0.6
Average assets under management	215.7	208.4	214.9	3.5	0.4	212.6	213.8	(0.6)
Assets under management by currency (CHF billion)
USD	125.2	123.8	120.5	1.1	3.9	125.2	120.5	3.9
EUR	5.9	5.8	6.9	1.7	(14.5)	5.9	6.9	(14.5)
CHF	1.6	1.7	1.8	(5.9)	(11.1)	1.6	1.8	(11.1)
Other	85.8	84.5	87.9	1.5	(2.4)	85.8	87.9	(2.4)
Assets under management	218.5	215.8	217.1	1.3	0.6	218.5	217.1	0.6
Growth in assets under management (CHF billion)
Net new assets	2.2	4.5	1.7	–	–	9.7	8.0	–
Other effects	0.5	14.3	0.9	–	–	(11.2)	9.8	–
of which market movements	5.5	14.7	(1.8)	–	–	(0.6)	10.0	–
of which foreign exchange	(4.7)	(0.4)	2.7	–	–	(10.3)	1.1	–
of which other	(0.3)	0.0	0.0	–	–	(0.3)	(1.3)	–
Growth in assets under management	2.7	18.8	2.6	–	–	(1.5)	17.8	–
Growth in assets under management (annualized) (%)
Net new assets	4.1	9.1	3.2	–	–	5.9	5.4	–
Other effects	0.9	29.1	1.6	–	–	(6.8)	6.5	–
Growth in assets under management (annualized)	5.0	38.2	4.8	–	–	(0.9)	11.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.8	4.6	4.3	–	–	–	–	–
Other effects	(4.2)	(4.0)	1.6	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.6	0.6	5.9	–	–	–	–	–
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

Investment Bank
In 3Q20, we reported income before taxes of CHF 370 million and net revenues of CHF 2,047 million. Net revenues increased 2% compared to 3Q19, reflecting strong capital markets activity.
Results summary
3Q20 results
In 3Q20, we reported income before taxes of CHF 370 million compared to CHF 309 million in 3Q19. Results in 3Q20 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses. Net revenues of CHF 2,047 million increased slightly in Swiss francs, while revenues in US dollars increased 11%, driven by strong capital markets activity and higher trading revenues, particularly in our GTS franchise, reflecting higher volumes and volatility. Provision for credit losses decreased to a release of CHF 14 million, reflecting improved developments in macroeconomic conditions in 3Q20. Total operating expenses of CHF 1,691 million were stable in Swiss francs, while expenses increased 10% in US dollars, primarily due to higher compensation and benefits and restructuring expenses of CHF 33 million in 3Q20, partially offset by lower commission expenses.
Compared to 2Q20, revenues decreased 28%, reflecting lower client activity across most products compared to strong 2Q20 results. Total operating expenses decreased 6%, reflecting lower compensation and benefits and reduced general and administrative expenses, partially offset by the restructuring expenses in 3Q20.
The outbreak of COVID-19 that began in 1Q20 has led to elevated volatility and higher trading volumes year-to-date. In 3Q20, market conditions began to normalize although volatility remained higher compared to the prior year. Continued uncertainty around the pandemic will likely sustain current market conditions, which should benefit our trading businesses, but could adversely impact our capital markets and advisory businesses and our credit exposures.
Capital and leverage metrics
As of the end of 3Q20, risk-weighted assets were USD 90 billion, a decrease of USD 1 billion compared to the end of 2Q20, driven by reversal of drawdowns and reduced commitments in the corporate lending portfolio, as well as movements from internal model and parameter updates. Leverage exposure was USD 365 billion, an increase of USD 22 billion compared to the end of 2Q20, driven by higher cash inflows and increases in COVID-19 related buffers.
Divisional results
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Net revenues	2,047	2,862	2,006	(28)	2	6,989	6,214	12
Provision for credit losses	(14)	143	19	–	–	433	37	–
Compensation and benefits	940	1,031	928	(9)	1	2,926	2,954	(1)
General and administrative expenses	584	625	593	(7)	(2)	1,786	1,785	0
Commission expenses	134	151	157	(11)	(15)	446	467	(4)
Restructuring expenses	33	–	–	–	–	33	–	–
Total other operating expenses	751	776	750	(3)	0	2,265	2,252	1
Total operating expenses	1,691	1,807	1,678	(6)	1	5,191	5,206	0
Income before taxes	370	912	309	(59)	20	1,365	971	41
Statement of operations metrics (%)
Return on regulatory capital	11.4	25.8	8.5	–	–	13.3	9.0	–
Cost/income ratio	82.6	63.1	83.6	–	–	74.3	83.8	–
Number of employees (full-time equivalents)
Number of employees	17,640	17,420	16,740	1	5	17,640	16,740	5

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	840	1,285	828	(35)	1	3,303	2,576	28
Equity sales and trading	537	598	556	(10)	(3)	1,912	1,756	9
Capital markets	646	886	462	(27)	40	1,593	1,424	12
Advisory and other fees	107	178	163	(40)	(34)	424	427	(1)
Other revenues [1]	(83)	(85)	(3)	(2)	–	(243)	31	–
Net revenues	2,047	2,862	2,006	(28)	2	6,989	6,214	12
Balance sheet statistics (CHF million)
Total assets	280,372	270,220	266,702	4	5	280,372	266,702	5
Net loans	24,453	28,322	24,354	(14)	0	24,453	24,354	0
Risk-weighted assets	82,702	86,022	88,205	(4)	(6)	82,702	88,205	(6)
Risk-weighted assets (USD)	89,752	90,554	88,486	(1)	1	89,752	88,486	1
Leverage exposure	335,923	325,409	335,793	3	0	335,923	335,793	0
Leverage exposure (USD)	364,559	342,554	336,862	6	8	364,559	336,862	8
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjusted results
	Investment Bank
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results (CHF million)
Net revenues	2,047	2,862	2,006	6,989	6,214
Provision for credit losses	(14)	143	19	433	37
Total operating expenses	1,691	1,807	1,678	5,191	5,206
Restructuring expenses	(33)	–	–	(33)	–
Major litigation provisions	0	(24)	0	(24)	0
Expenses related to real estate disposals	(21)	(3)	0	(20)	(30)
Adjusted total operating expenses	1,637	1,780	1,678	5,114	5,176
Income before taxes	370	912	309	1,365	971
Total adjustments	54	27	0	77	30
Adjusted income before taxes	424	939	309	1,442	1,001
Adjusted return on regulatory capital (%)	13.0	26.5	8.5	14.1	9.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results details
Fixed income sales and trading
In 3Q20, fixed income revenues of CHF 840 million were stable in Swiss francs compared to a strong 3Q19, while revenues increased 10% in US dollars, reflecting higher trading volumes, continued demand for yield products amid a low interest rate environment and higher client activity across most products. Emerging markets revenues increased significantly, primarily reflecting higher client activity in structured credit in Asia and improved financing activity in Latin America, partially offset by lower structured credit revenues in Latin America. Securitized products revenues increased, reflecting higher agency and non-agency trading revenues and continued momentum in Asset Finance given higher new issuance and trading volumes. Macro products revenues increased, driven by higher foreign exchange trading activity, particularly in Asia, and stable rates revenues. This was partially offset by lower global credit products revenues, mainly reflecting reduced leveraged finance trading activity.
Compared to 2Q20, revenues decreased 35%, reflecting lower revenues across most products due to reduced volatility and compared to a strong prior quarter. Global credit products revenues decreased significantly, reflecting lower leveraged finance and investment grade trading activity. Macro revenues declined significantly, driven by lower client activity in our FX and rates businesses. In addition, emerging markets declined, reflecting lower structured credit and financing client activity. This was partially offset by higher securitized products revenues, driven by significantly increased non-agency trading activity due to improved market conditions including spread tightening and increased trading volumes.

Equity sales and trading
In 3Q20, equity sales and trading revenues of CHF 537 million decreased 3% in Swiss francs compared to 3Q19, while revenues in US dollars increased 5%, reflecting higher trading volumes in the US and Asia. Equity derivatives revenues increased, reflecting higher corporate derivatives trading activity and significantly higher structured derivatives revenues, particularly in Asia, driven by higher volatility. Cash equities revenues increased, as higher new issuance activity led to higher secondary trading revenues. Prime services revenues increased, primarily due to higher client financing in Asia.
Compared to 2Q20, revenues decreased 10%, reflecting reduced trading volumes and client activity across equity derivatives and cash equities. Equity derivatives revenues declined, driven by lower flow derivatives revenues reflecting reduced volatility. In addition, cash equities revenues declined, reflecting reduced trading volumes across regions. This was partially offset by higher prime services revenues, driven by higher prime brokerage and financing activity in Asia.
Capital markets
In 3Q20, capital markets revenues of CHF 646 million increased 40% compared to 3Q19, reflecting strong client activity across equity and debt capital markets driven by increased issuance activity. Equity capital markets revenues increased significantly, driven by higher initial public offering (IPO) issuances and follow-on activity. In addition, debt capital markets revenues increased, driven by higher investment grade issuance activity reflecting favorable market conditions including a continued low interest rate environment.
Compared to 2Q20, revenues decreased 27%, driven by lower client activity across debt and equity capital markets. Debt capital markets declined compared to a strong 2Q20, reflecting lower leveraged finance and investment grade issuance activity. In addition, equity capital markets revenues declined compared to strong 2Q20 revenues.
Advisory and other fees
In 3Q20, advisory revenues of CHF 107 million decreased 34% compared to 3Q19, driven by lower revenues from completed M&A transactions.
Compared to 2Q20, revenues decreased 40%, reflecting lower revenues from completed M&A transactions.
Provision for credit losses
In 3Q20, we recorded a release of provision for credit losses of CHF 14 million, compared to provision for credit losses of CHF 19 million in 3Q19 and CHF 143 million in 2Q20. The release of provision for credit losses in 3Q20 was primarily driven by exposure reductions in the corporate lending portfolio.
Total operating expenses
In 3Q20, total operating expenses of CHF 1,691 million were stable in Swiss francs compared to 3Q19, while expenses increased 10% in US dollars, primarily due to higher compensation and benefits and restructuring expenses of CHF 33 million in 3Q20, partially offset by lower commission expenses. Compensation and benefits of CHF 940 million were stable, as reduced salaries and deferred compensation expenses from prior year awards were offset by increased discretionary compensation expenses. General and administrative expenses of CHF 584 million decreased 2%, as reduced travel and entertainment costs and lower professional services fees were offset by higher expenses related to real estate disposals.
Compared to 2Q20, total operating expenses decreased 6%, reflecting lower compensation and benefits and reduced general and administrative expenses, partially offset by the restructuring expenses incurred in 3Q20. Compensation and benefits decreased 9%, reflecting lower discretionary compensation expenses and deferred compensation expenses from prior year awards and reduced salary expenses. General and administrative expenses decreased 7%, reflecting reduced litigation provisions and lower allocated corporate functions costs, partially offset by increased costs related to real estate disposals.
Global capital markets and advisory fees
	in			% change		in		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Global capital markets and advisory fees (USD million)
Debt capital markets	326	328	333	(1)	(2)	991	927	7
Equity capital markets	332	333	110	0	202	771	420	84
Total capital markets	658	661	443	0	49	1,762	1,347	31
Advisory and other fees	140	233	189	(40)	(26)	557	542	3
Global capital markets and advisory fees	798	894	632	(11)	26	2,319	1,889	23
The Group’s global capital markets and advisory business operates across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Corporate Center
In 3Q20, we reported a loss before taxes of CHF 389 million compared to losses of CHF 521 million in 3Q19 and CHF 553 million in 2Q20.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 1Q19. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Treasury results	(53)	(228)	(273)	(77)	(81)	(324)	(593)	(45)
Asset Resolution Unit	(33)	(38)	(44)	(13)	(25)	(128)	(102)	25
Other	73	50	41	46	78	153	145	6
Net revenues	(13)	(216)	(276)	(94)	(95)	(299)	(550)	(46)
Provision for credit losses	(1)	5	(9)	–	(89)	6	2	200
Compensation and benefits	136	128	72	6	89	212	315	(33)
General and administrative expenses	220	184	167	20	32	499	412	21
Commission expenses	19	20	15	(5)	27	64	48	33
Restructuring expenses	2	–	–	–	–	2	–	–
Total other operating expenses	241	204	182	18	32	565	460	23
Total operating expenses	377	332	254	14	48	777	775	0
Income/(loss) before taxes	(389)	(553)	(521)	(30)	(25)	(1,082)	(1,327)	(18)
of which Asset Resolution Unit	(68)	(75)	(94)	(9)	(28)	(237)	(289)	(18)
Balance sheet statistics (CHF million)
Total assets	118,069	134,137	109,181	(12)	8	118,069	109,181	8
Risk-weighted assets	49,012	51,558	54,266	(5)	(10)	49,012	54,266	(10)
Leverage exposure	14,555	36,555	116,612	(60)	(88)	14,555	116,612	(88)
In 3Q20 and 2Q20 leverage exposure excludes CHF 109,667 million and CHF 103,614 million, respectively, of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

Reconciliation of adjusted results
	Corporate Center
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results (CHF million)
Net revenues	(13)	(216)	(276)	(299)	(550)
Real estate gains	0	0	0	0	25
Adjusted net revenues	(13)	(216)	(276)	(299)	(525)
Provision for credit losses	(1)	5	(9)	6	2
Total operating expenses	377	332	254	777	775
Restructuring expenses	(2)	–	–	(2)	–
Major litigation provisions	(132)	(69)	(28)	(218)	(87)
Expenses related to real estate disposals	0	0	0	0	1
Adjusted total operating expenses	243	263	226	557	689
Income/(loss) before taxes	(389)	(553)	(521)	(1,082)	(1,327)
Total adjustments	134	69	28	220	111
Adjusted income/(loss) before taxes	(255)	(484)	(493)	(862)	(1,216)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results summary
3Q20 results
In 3Q20, we reported a loss before taxes of CHF 389 million compared to losses of CHF 521 million in 3Q19 and CHF 553 million in 2Q20. We reported negative net revenues of CHF 13 million in 3Q20, driven by negative treasury results and negative net revenues related to the Asset Resolution Unit, partially offset by other revenues. Total operating expenses of CHF 377 million increased 48% compared to 3Q19, primarily reflecting higher compensation and benefits and higher general and administrative expenses. Compared to 2Q20, total operating expenses increased 14%, mainly reflecting higher general and administrative expenses, primarily driven by expenses related to legacy litigation provisions, and higher compensation and benefits.
Capital and leverage metrics
As of the end of 3Q20, we reported RWA of CHF 49.0 billion, a decrease of CHF 2.5 billion compared to the end of 2Q20, primarily driven by decreases in risk levels in market risk and a foreign exchange impact. Leverage exposure was CHF 14.6 billion as of the end of 3Q20, a decrease of CHF 22.0 billion compared to the end of 2Q20, primarily related to a decrease in our centrally held balance of HQLA.
Results details
Net revenues
In 3Q20, we reported negative net revenues of CHF 13 million compared to CHF 276 million in 3Q19 and CHF 216 million in 2Q20.
Negative treasury results of CHF 53 million in 3Q20 reflected losses of CHF 60 million on fair-valued money market instruments, losses of CHF 21 million relating to hedging volatility and negative revenues of CHF 14 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 31 million with respect to structured notes volatility and gains of CHF 10 million relating to fair value option volatility on own debt. In 3Q19, negative treasury results of CHF 273 million mainly reflected losses of CHF 181 million with respect to structured notes volatility, primarily relating to interest rate movements, negative revenues of CHF 70 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 32 million relating to hedging volatility and losses of CHF 10 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 21 million relating to fair value option volatility on own debt. In 2Q20, negative treasury results of CHF 228 million primarily reflected losses of CHF 145 million on fair-valued money market instruments, partially reversing gains of CHF 179 million in 1Q20, and negative revenues of CHF 70 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported negative net revenues of CHF 33 million in 3Q20 compared to CHF 44 million in 3Q19 and CHF 38 million in 2Q20. Compared to 3Q19, the improvement was primarily driven by higher revenues from portfolio assets. Compared to 2Q20, the improvement was primarily driven by lower asset funding costs.
In 3Q20, other revenues of CHF 73 million increased CHF 32 million compared to 3Q19, mainly reflecting a valuation adjustment on a legacy exposure and a positive valuation impact from long-dated legacy deferred compensation and retirement programs. Compared to 2Q20, other revenues increased CHF 23 million, mainly reflecting a valuation adjustment on a legacy exposure.
Provision for credit losses
In 3Q20, we recorded a release of provision for credit losses of CHF 1 million compared to a release of provision for credit losses of CHF 9 million in 3Q19 and provision for credit losses of CHF 5 million in 2Q20. The releases of provision for credit losses in 3Q20 and 3Q19 were primarily related to the Asset Resolution Unit.

Total operating expenses
Total operating expenses of CHF 377 million increased 48% compared to 3Q19, mainly reflecting increases in compensation and benefits and general and administrative expenses. Compensation and benefits increased 89%, primarily reflecting higher deferred compensation expenses from prior-year awards, the impact of corporate function allocations and higher expenses for long-dated legacy deferred compensation and retirement programs. General and administrative expenses increased 32%, primarily reflecting higher expenses related to legacy litigation provisions.
Compared to 2Q20, total operating expenses increased 14%, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses increased 20%, primarily driven by higher expenses related to legacy litigation provisions. Compensation and benefits increased 6%, primarily reflecting the impact of corporate function allocations, partially offset by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards.
Expense allocation to divisions
	in			% change		in		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	868	887	817	(2)	6	2,448	2,565	(5)
General and administrative expenses	667	639	605	4	10	1,846	1,879	(2)
Commission expenses	19	20	15	(5)	27	64	48	33
Restructuring expenses	16	–	–	–	–	16	–	–
Total other operating expenses	702	659	620	7	13	1,926	1,927	0
Total operating expenses before allocation to divisions	1,570	1,546	1,437	2	9	4,374	4,492	(3)
Net allocation to divisions	1,193	1,214	1,183	(2)	1	3,597	3,717	(3)
of which Swiss Universal Bank	249	263	255	(5)	(2)	773	806	(4)
of which International Wealth Management	236	245	232	(4)	2	722	734	(2)
of which Asia Pacific	160	168	163	(5)	(2)	498	505	(1)
of which Investment Bank	548	538	533	2	3	1,604	1,672	(4)
Total operating expenses	377	332	254	14	48	777	775	0
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change			in / end of% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	22	24	12	(8)	83	40	73	(45)
Asset funding costs	(55)	(62)	(56)	(11)	(2)	(168)	(175)	(4)
Net revenues	(33)	(38)	(44)	(13)	(25)	(128)	(102)	25
Provision for credit losses	(2)	(2)	(9)	0	(78)	(4)	1	–
Compensation and benefits	22	20	28	10	(21)	66	103	(36)
General and administrative expenses	14	17	29	(18)	(52)	43	76	(43)
Commission expenses	1	2	2	(50)	(50)	4	7	(43)
Total other operating expenses	15	19	31	(21)	(52)	47	83	(43)
Total operating expenses	37	39	59	(5)	(37)	113	186	(39)
Income/(loss) before taxes	(68)	(75)	(94)	(9)	(28)	(237)	(289)	(18)
Balance sheet statistics (CHF million)
Total assets	13,513	13,000	14,850	4	(9)	13,513	14,850	(9)
Risk-weighted assets (USD) [1]	10,476	11,341	10,672	(8)	(2)	10,476	10,672	(2)
Leverage exposure (USD)	21,161	20,157	22,752	5	(7)	21,161	22,752	(7)
1 Risk-weighted assets excluding operational risk were USD 9,509 million, USD 10,373 million and USD 8,960 million as of the end of 3Q20, 2Q20 and 3Q19, respectively.

Assets under management
As of the end of 3Q20, assets under management were CHF 1,478.3 billion, 2.4% higher compared to the end of 2Q20 with net new assets of CHF 18.0 billion in 3Q20.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management and client assets
	end of			% change
	3Q20	2Q20	3Q19	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	205.0	201.8	214.2	1.6	(4.3)
Swiss Universal Bank - Corporate & Institutional Clients	441.0	427.4	424.6	3.2	3.9
International Wealth Management - Private Banking	352.0	344.5	365.2	2.2	(3.6)
International Wealth Management - Asset Management	438.5	423.8	426.0	3.5	2.9
Asia Pacific	218.5	215.8	217.1	1.3	0.6
Assets managed across businesses [1]	(176.7)	(169.9)	(170.2)	4.0	3.8
Assets under management	1,478.3	1,443.4	1,476.9	2.4	0.1
of which discretionary assets	481.1	468.1	475.0	2.8	1.3
of which advisory assets	997.2	975.3	1,001.9	2.2	(0.5)
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	254.6	250.1	254.1	1.8	0.2
Swiss Universal Bank - Corporate & Institutional Clients	536.2	522.3	522.1	2.7	2.7
International Wealth Management - Private Banking	441.0	426.9	468.6	3.3	(5.9)
International Wealth Management - Asset Management	438.5	423.8	426.0	3.5	2.9
Asia Pacific	294.4	278.3	266.8	5.8	10.3
Assets managed across businesses	(176.7)	(169.9)	(170.2)	4.0	3.8
Client assets	1,788.0	1,731.5	1,767.4	3.3	1.2
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation.

1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	3Q20	2Q20	3Q19	9M20	9M19
Growth in assets under management (CHF billion)
Net new assets	18.0	9.8	11.9	33.6	69.4
of which Swiss Universal Bank - Private Clients	2.0	(1.6)	(0.6)	(3.8)	3.9
of which Swiss Universal Bank - Corporate & Institutional Clients	3.5	1.6	6.3	9.9	42.8
of which International Wealth Management - Private Banking	6.9	1.8	3.6	12.4	10.4
of which International Wealth Management - Asset Management [1]	5.0	4.1	5.9	9.2	14.0
of which Asia Pacific	2.2	4.5	1.7	9.7	8.0
of which assets managed across businesses [2]	(1.6)	(0.6)	(5.0)	(3.8)	(9.7)
Other effects	16.9	63.1	9.3	(62.5)	62.6
of which Swiss Universal Bank - Private Clients	1.2	8.6	0.1	(8.8)	12.3
of which Swiss Universal Bank - Corporate & Institutional Clients	10.1	20.5	7.6	(5.3)	33.1
of which International Wealth Management - Private Banking	0.6	15.0	(1.5)	(30.4)	(2.7)
of which International Wealth Management - Asset Management	9.7	10.1	6.1	(8.6)	23.3
of which Asia Pacific	0.5	14.3	0.9	(11.2)	9.8
of which Strategic Resolution Unit [3]	–	–	–	–	(0.5)
of which assets managed across businesses [2]	(5.2)	(5.4)	(3.9)	1.8	(12.7)
Growth in assets under management	34.9	72.9	21.2	(28.9)	132.0
of which Swiss Universal Bank - Private Clients	3.2	7.0	(0.5)	(12.6)	16.2
of which Swiss Universal Bank - Corporate & Institutional Clients	13.6	22.1	13.9	4.6	75.9
of which International Wealth Management - Private Banking	7.5	16.8	2.1	(18.0)	7.7
of which International Wealth Management - Asset Management [1]	14.7	14.2	12.0	0.6	37.3
of which Asia Pacific	2.7	18.8	2.6	(1.5)	17.8
of which Strategic Resolution Unit [3]	–	–	–	–	(0.5)
of which assets managed across businesses [2]	(6.8)	(6.0)	(8.9)	(2.0)	(22.4)
Growth in assets under management (annualized) (%)
Net new assets	5.0	2.9	3.3	3.0	6.9
of which Swiss Universal Bank - Private Clients	4.0	(3.3)	(1.1)	(2.3)	2.6
of which Swiss Universal Bank - Corporate & Institutional Clients	3.3	1.6	6.1	3.0	16.4
of which International Wealth Management - Private Banking	8.0	2.2	4.0	4.5	3.9
of which International Wealth Management - Asset Management [1]	4.7	4.0	5.7	2.8	4.8
of which Asia Pacific	4.1	9.1	3.2	5.9	5.4
of which assets managed across businesses [2]	3.8	1.5	12.4	2.9	8.8
Other effects	4.7	18.4	2.5	(5.6)	6.2
of which Swiss Universal Bank - Private Clients	2.3	17.7	0.2	(5.4)	8.3
of which Swiss Universal Bank - Corporate & Institutional Clients	9.4	20.2	7.4	(1.6)	12.6
of which International Wealth Management - Private Banking	0.7	18.3	(1.7)	(11.0)	(1.0)
of which International Wealth Management - Asset Management	9.2	9.9	5.9	(2.6)	8.0
of which Asia Pacific	0.9	29.1	1.6	(6.8)	6.5
of which Strategic Resolution Unit [3]	–	–	–	–	(133.3)
of which assets managed across businesses [2]	12.2	13.1	9.7	(1.4)	11.4
Growth in assets under management	9.7	21.3	5.8	(2.6)	13.1
of which Swiss Universal Bank - Private Clients	6.3	14.4	(0.9)	(7.7)	10.9
of which Swiss Universal Bank - Corporate & Institutional Clients	12.7	21.8	13.5	1.4	29.0
of which International Wealth Management - Private Banking	8.7	20.5	2.3	(6.5)	2.9
of which International Wealth Management - Asset Management [1]	13.9	13.9	11.6	0.2	12.8
of which Asia Pacific	5.0	38.2	4.8	(0.9)	11.9
of which Strategic Resolution Unit [3]	–	–	–	–	(133.3)
of which assets managed across businesses [2]	16.0	14.6	22.1	1.5	20.2
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation.

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

Growth in assets under management (continued)
in	3Q20	2Q20	3Q19	9M20	9M19
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	2.9	2.6	5.0	–	–
of which Swiss Universal Bank - Private Clients	(2.0)	(3.2)	1.3	–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	2.9	3.7	12.5	–	–
of which International Wealth Management - Private Banking	3.6	2.7	3.0	–	–
of which International Wealth Management - Asset Management [1]	3.9	4.3	3.6	–	–
of which Asia Pacific	4.8	4.6	4.3	–	–
of which Strategic Resolution Unit [2]	–	–	(4.2)	–	–
of which assets managed across businesses [3]	2.8	5.0	8.5	–	–
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation.

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
3Q20 results
As of the end of 3Q20, assets under management of CHF 1,478.3 billion increased CHF 34.9 billion compared to the end of 2Q20. The increase was driven by favorable market movements and net new assets of CHF 18.0 billion, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 18.0 billion in 3Q20 mainly reflected inflows across the following businesses. Net new assets of CHF 6.9 billion in the Private Banking business of International Wealth Management reflected inflows from both Europe and emerging markets. Net new assets of CHF 5.0 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional and alternative investments, partially offset by outflows from the emerging market joint ventures. Net new assets of CHF 3.5 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 2.2 billion in Asia Pacific primarily reflected inflows from Greater China and Southeast Asia, partially offset by outflows from Japan. Net new assets of CHF 2.0 billion in the Private Clients business of Swiss Universal Bank reflected positive contributions from all businesses.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q20, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant, and recently we have begun to issue short duration securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council had decided to postpone the introduction of the NSFR as a minimum standard in Switzerland. On September 11, 2020, the Federal Council adopted an amendment to the Liquidity Ordinance, implementing NSFR as a minimum standard beginning July 1, 2021, including the associated disclosure requirements.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on the BIS liquidity framework and Swiss liquidity requirements.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the Swiss National Bank (SNB), the Fed, the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on our liquidity pool.
As of the end of 3Q20, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 210.7 billion. The liquidity pool consisted of CHF 126.9 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed and CHF 83.9 billion market value of securities issued by governments and government agencies, primarily from the US, United Kingdom (UK) and France.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 3Q20, this portfolio of liquid assets had a market value of CHF 26.0 billion, consisting of CHF 10.1 billion of high-grade bonds and CHF 15.9 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 12% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	3Q20					2Q20	4Q19
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	94,704	11,628	18,370	2,187	126,889	119,344	82,209
Securities	12,572	46,748	8,056	16,475	83,851	84,752	82,641
Liquid assets [1]	107,276	58,376	26,426	18,662	210,740	204,096	164,850
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 190% as of the end of 3Q20, a decrease from 196% as of the end of 2Q20, representing an average HQLA of CHF 210.5 billion and average net cash outflows of CHF 110.9 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements and taking a prudent approach to liquidity management during the COVID-19 pandemic.
The decrease in the LCR in 3Q20 reflected an increase in net cash outflows, which was partially offset by a higher level of average HQLA. The increase in net cash outflows primarily resulted from a decrease in net cash inflows associated with secured wholesale funding and secured lending activities, higher net cash outflows from balances related to open trades and a decrease in cash inflows from fully performing exposures. These increases in net cash outflows were partially offset by lower cash outflows from unsecured wholesale funding driven by decreases in non-operational deposits. The higher HQLA during the period primarily reflected an increase in the amount of cash held with central banks.
Liquidity coverage ratio – Group
	3Q20				2Q20		4Q19
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		210,526		202,998		164,503
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	160,691		19,742		19,815		20,519
Unsecured wholesale funding	239,856		96,980		98,933		92,801
Secured wholesale funding	–		44,554		47,477		49,456
Additional requirements	172,257		35,297		34,474		33,761
Other contractual funding obligations	56,724		56,724		49,393		58,909
Other contingent funding obligations	217,619		5,303		4,586		5,792
Total cash outflows	–		258,600		254,678		261,238
Cash inflows (CHF million)
Secured lending	105,179		63,799		70,355		84,353
Inflows from fully performing exposures	60,930		25,623		27,165		32,567
Other cash inflows	58,296		58,296		53,415		61,063
Total cash inflows	224,405		147,718		150,935		177,983
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		210,526		202,998		164,503
Net cash outflows (CHF million)	–		110,882		103,743		83,255
Liquidity coverage ratio (%)	–		190		196		198
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 3Q20, compared to 19% as of the end of 2Q20, reflecting a small increase in deposits. Loans decreased slightly compared to 2Q20. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 354 billion as of the end of 3Q20, compared to CHF 350 billion as of the end of 2Q20, reflecting an increase in our customer deposit base in the private banking and corporate & institutional banking businesses in 3Q20, mainly driven by an increase in demand deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 3Q20, we had outstanding long-term debt of CHF 164.4 billion, which included senior and subordinated instruments. We had CHF 47.4 billion and CHF 17.2 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q20 compared to CHF 47.4 billion and CHF 16.8 billion, respectively, as of the end of 2Q20.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings decreased to CHF 22.2 billion as of the end of 3Q20, compared to CHF 27.4 billion as of the end of 2Q20, mainly related to redemptions of commercial paper.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q20, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2019 for further information.
Debt issuances and redemptions
in 3Q20	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.5	0.0	1.4	1.9
of which unsecured	0.0	0.0	1.4	1.4
of which secured	0.5	0.0	0.0	0.5
Maturities / Redemptions	3.8	0.4	1.4	5.6
of which unsecured	3.6	0.4	1.4	5.4
of which secured	0.2	0.0	0.0	0.2
Excludes structured notes.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.0 billion in the first two cases and CHF 0.9 billion, in the latter case as of the end of 3Q20, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2019 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 3Q20, our BIS CET1 ratio was 13.0% and our BIS tier 1 leverage ratio was 6.3%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III. Certain tier 2 capital instruments are subject to phase out through 2022.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of the Swiss Requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.

Swiss capital and leverage requirements for Credit Suisse
Effective as of January 1, 2020	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 3Q20, for both the Group and the Bank, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.565% and 0.443%, respectively. The rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 0.9% and 0.136%. Net of these rebates, the gone concern ratio for capital and leverage for the Group and the Bank were 11.292% and 3.964%, respectively.

Regulatory developments
In response to the COVID-19 outbreak, the Swiss government, the SNB and FINMA have taken various measures to mitigate the consequences for the economy and the financial system, including the temporary exclusion of central bank reserves from leverage ratio calculations, deactivation of the Swiss countercyclical capital buffer, changes to the implementation timeline of the outstanding Basel III standards as well as modifications to the phase-in of RWA inflation related to certain Basel III revisions to the capital requirements for credit risk.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse for a discussion of COVID-19.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 10.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.7%, both as of the end of 3Q20.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 15.2 billion and the Higher Trigger Capital Ratio was 5.3%, both as of the end of 3Q20.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2019 for further information on the Higher Trigger Capital Amount.
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – high-trigger capital instruments
Third quarter of 2020	USD	1,500	5.25	Perpetual tier 1 contingent capital notes	2027
Redemptions
Third quarter of 2020	EUR	1,250	5.75	Tier 2 capital notes	–
	CHF	435	0.63	Senior unsecured bail-in capital notes	–

BIS capital metrics
BIS capital metrics – Group
				% change
end of	3Q20	2Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,086	37,346	36,774	(1)
Tier 1 capital	52,327	51,681	49,791	1
Total eligible capital	53,340	54,600	52,725	(2)
Risk-weighted assets	285,216	299,293	290,463	(5)
Capital ratios (%)
CET1 ratio	13.0	12.5	12.7	–
Tier 1 ratio	18.3	17.3	17.1	–
Total capital ratio	18.7	18.2	18.2	–
Eligible capital – Group
				% change
end of	3Q20	2Q20	4Q19	QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,740	46,535	43,644	(2)
Adjustments
Regulatory adjustments [1]	(678)	(682)	(247)	(1)
Goodwill [2]	(4,923)	(5,024)	(4,848)	(2)
Other intangible assets [2]	(332)	(335)	(38)	(1)
Deferred tax assets that rely on future profitability	(1,336)	(1,462)	(1,465)	(9)
Shortfall of provisions to expected losses	(33)	(27)	(458)	22
(Gains)/losses due to changes in own credit on fair-valued liabilities [3]	1,583	1,027	2,911	54
Defined benefit pension assets [2]	(2,463)	(2,379)	(2,263)	4
Investments in own shares	(223)	(32)	(426)	–
Other adjustments [4]	(249)	(275)	(36)	(9)
Total adjustments	(8,654)	(9,189)	(6,870)	(6)
CET1 capital	37,086	37,346	36,774	(1)
High-trigger capital instruments (7% trigger)	10,578	9,510	8,310	11
Low-trigger capital instruments (5.125% trigger)	4,663	4,825	4,707	(3)
Additional tier 1 capital	15,241	14,335	13,017	6
Tier 1 capital	52,327	51,681	49,791	1
Tier 2 low-trigger capital instruments (5% trigger)	1,013	2,919	2,934	(65)
Tier 2 capital [5]	1,013	2,919	2,934	(65)
Total eligible capital [5]	53,340	54,600	52,725	(2)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Since 1Q20, net of tax. Prior period has not been restated.
4 Includes cash flow hedge reserve.
5
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 3Q20, 2Q20 and 4Q19, total eligible capital was CHF 53,627 million, CHF 54,896 million and CHF 53,038 million, including CHF 288 million, CHF 297 million and CHF 313 million of such instruments and the total capital ratio was 18.8%, 18.3% and 18.3%, respectively.

3Q20 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	37,346
Net income attributable to shareholders	546
Foreign exchange impact [1]	(741)
Other [2]	(65)
Balance at end of period	37,086
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,335
Foreign exchange impact	(349)
Issuances	1,339
Other [3]	(84)
Balance at end of period	15,241
Tier 2 capital (CHF million)
Balance at beginning of period	2,919
Foreign exchange impact	(59)
Redemptions	(1,341)
Other [4]	(506)
Balance at end of period	1,013
Eligible capital (CHF million)
Balance at end of period	53,340
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes the impact of a dividend accrual and the net effect of share-based compensation and pensions.
3 Primarily reflects valuation impacts.
4 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Our CET1 ratio was 13.0% as of the end of 3Q20 compared to 12.5% as of the end of 2Q20. Our tier 1 ratio was 18.3% as of the end of 3Q20 compared to 17.3% as of the end of 2Q20. Our total capital ratio was 18.7% as of the end of 3Q20 compared to 18.2% as of the end of 2Q20.
CET1 capital was CHF 37.1 billion as of the end of 3Q20, stable compared to the end of 2Q20, mainly reflecting net income attributable to shareholders, offset by a negative foreign exchange impact. Additional tier 1 capital was CHF 15.2 billion as of the end of 3Q20, an increase of 6% compared the end of 2Q20, mainly due to the issuance of high-trigger capital instruments, partially offset by a negative foreign exchange impact. Total eligible capital was CHF 53.3 billion as of the end of 3Q20, a slight decrease compared to CHF 54.6 billion as of the end of 2Q20, mainly reflecting lower tier 2 capital, primarily due to the redemption of tier 2 low-trigger capital instruments.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 3Q20, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 285.2 billion as of the end of 3Q20, a decrease of 5% compared to the end of 2Q20, mainly reflecting decreases from movement in risk levels both in market risk and credit risk, a negative foreign exchange impact and decreases related to internal model and parameter updates, primarily related to credit risk. These decreases were partially offset by increases related to methodology and policy changes in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size and decreases related to internal model and parameter updates, partially offset by increases related to methodology and policy changes. The movements in risk levels attributable to book size was primarily driven by the decreased advanced CVA due to reduction in derivative exposures, mainly in International Wealth Management and Swiss Universal Bank, and decreased secured financing exposures, mainly in the Investment Bank in addition to the optimization of the corporate lending portfolio. These decreases were partially offset by an increase in equity exposures, mainly in the Investment Bank and International Wealth Management. The decrease related to internal model and parameter updates was mainly driven by the implementation of a new model for corporate clients accompanied by the phase-out of a multiplier on certain corporate exposures, mainly in the Investment Bank. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for credit risk, including SA-CCR for derivatives, mainly in International Wealth Management, equity investments in funds and central counterparty default fund contributions.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels, in particular from risk mitigation activities conducted by the Investment Bank which impacted GTS and the Corporate Center. Market risk related to GTS is managed by the Investment Bank and is subsequently allocated across the divisions.

Risk-weighted asset movement by risk type – Group
3Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	71,425	31,092	22,345	61,709	27,404	213,975
Foreign exchange impact	(229)	(383)	(543)	(1,338)	(587)	(3,080)
Movements in risk levels	(1,945)	(934)	(1,333)	(712)	230	(4,694)
of which credit risk – book size [1]	(1,857)	(567)	(1,624)	(443)	271	(4,220)
of which credit risk – book quality [2]	(88)	(367)	291	(269)	(41)	(474)
Model and parameter updates – internal [3]	(149)	(52)	(459)	(1,693)	(106)	(2,459)
Model and parameter updates – external [4]	0	80	0	0	0	80
Methodology and policy changes [5]	380	1,411	199	559	233	2,782
Balance at end of period	69,482	31,214	20,209	58,525	27,174	206,604
Market risk (CHF million)
Balance at beginning of period	3,048	3,669	1,883	9,592	3,857	22,049
Foreign exchange impact	(51)	(96)	(103)	(344)	(115)	(709)
Movements in risk levels	(1,399)	(1,510)	(316)	(223)	(1,587)	(5,035)
Model and parameter updates – internal [3]	(2)	45	25	873	(5)	936
Balance at end of period	1,596	2,108	1,489	9,898	2,150	17,241
Operational risk (CHF million)
Balance at beginning of period	11,069	11,992	5,190	14,721	20,297	63,269
Foreign exchange impact	(332)	(359)	(156)	(442)	(609)	(1,898)
Balance at end of period	10,737	11,633	5,034	14,279	19,688	61,371
Total (CHF million)
Balance at beginning of period	85,542	46,753	29,418	86,022	51,558	299,293
Foreign exchange impact	(612)	(838)	(802)	(2,124)	(1,311)	(5,687)
Movements in risk levels	(3,344)	(2,444)	(1,649)	(935)	(1,357)	(9,729)
Model and parameter updates – internal [3]	(151)	(7)	(434)	(820)	(111)	(1,523)
Model and parameter updates – external [4]	0	80	0	0	0	80
Methodology and policy changes [5]	380	1,411	199	559	233	2,782
Balance at end of period	81,815	44,955	26,732	82,702	49,012	285,216
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Group
3Q20 (CHF million)
Credit risk	69,482	31,214	20,209	58,525	27,174	206,604
Market risk	1,596	2,108	1,489	9,898	2,150	17,241
Operational risk	10,737	11,633	5,034	14,279	19,688	61,371
Risk-weighted assets	81,815	44,955	26,732	82,702	49,012	285,216
4Q19 (CHF million)
Credit risk	66,878	28,866	24,981	57,832	28,396	206,953
Market risk	2,144	2,328	1,424	6,689	2,607	15,192
Operational risk	11,467	12,335	5,452	17,697	21,367	68,318
Risk-weighted assets	80,489	43,529	31,857	82,218	52,370	290,463

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	3Q20	2Q20	4Q19
Leverage exposure (CHF million)
Swiss Universal Bank	294,775	292,774	284,798
International Wealth Management	105,238	103,305	99,085
Asia Pacific	73,929	78,712	81,090
Investment Bank	335,923	325,409	332,019
Corporate Center	14,555	36,555	113,002
Leverage exposure	824,420	836,755	909,994
The leverage exposure was CHF 824.4 billion as of the end of 3Q20, a slight decrease compared to the end of 2Q20. The decrease in leverage exposure mainly reflects the foreign exchange impact as the Swiss franc strengthened mainly against the US dollar. For 3Q20, the leverage exposure excludes CHF 109.7 billion of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
						% change
end of	3Q20		2Q20		4Q19	QoQ
Leverage exposure (CHF million)
Balance sheet assets	821,296		828,480		787,295	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(16,719)		(17,088)		(14,146)	(2)
Derivative financial instruments	74,594		73,399		75,856	2
Securities financing transactions	(34,158)		(30,370)		(29,580)	12
Off-balance sheet exposures	86,197		82,794		90,569	4
Other	(106,790)	[2]	(100,460)	[2]	–	6
Total adjustments	3,124		8,275		122,699	(62)
Leverage exposure	824,420		836,755		909,994	(1)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2
Includes cash held at central banks of CHF 109,667 million and CHF 103,614 million as of 3Q20 and 2Q20, respectively, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

BIS leverage metrics – Group
						% change
end of	3Q20		2Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,086		37,346		36,774	(1)
Tier 1 capital	52,327		51,681		49,791	1
Leverage exposure	824,420	[1]	836,755	[1]	909,994	(1)
Leverage ratios (%)
CET1 leverage ratio	4.5		4.5		4.0	–
Tier 1 leverage ratio	6.3		6.2		5.5	–
1
Leverage exposure as of 3Q20 and 2Q20 excludes CHF 109,667 million and CHF 103,614 million, respectively, of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

The CET1 leverage ratio was 4.5% as of the end of 3Q20, stable compared to the end of 2Q20. The tier 1 leverage ratio was 6.3% as of the end of 3Q20, a slight increase compared to 6.2% as of the end of 2Q20.
Swiss metrics
Swiss capital metrics
As of the end of 3Q20, our Swiss CET1 capital was CHF 37.1 billion and our Swiss CET1 ratio was 13.0%. Our going concern capital was CHF 52.3 billion and our going concern capital ratio was 18.3%. Our gone concern capital was CHF 44.1 billion and our gone concern capital ratio was 15.4%. Our total loss-absorbing capacity was CHF 96.4 billion and our TLAC ratio was 33.7%.
Swiss capital metrics – Group
				% change
end of	3Q20	2Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,076	37,339	36,740	(1)
Going concern capital	52,317	51,674	49,757	1
Gone concern capital	44,125	46,696	41,138	(6)
Total loss-absorbing capacity (TLAC)	96,442	98,370	90,895	(2)
Swiss risk-weighted assets	285,857	299,893	291,282	(5)
Swiss capital ratios (%)
Swiss CET1 ratio	13.0	12.5	12.6	–
Going concern capital ratio	18.3	17.2	17.1	–
Gone concern capital ratio	15.4	15.6	14.1	–
TLAC ratio	33.7	32.8	31.2	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 3Q20, our Swiss CET1 leverage ratio was 4.5%, our going concern leverage ratio was 6.3%, our gone concern leverage ratio was 5.4% and our TLAC leverage ratio was 11.7%.
Swiss capital and risk-weighted assets – Group
				% change
end of	3Q20	2Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,086	37,346	36,774	(1)
Swiss regulatory adjustments [1]	(10)	(7)	(34)	43
Swiss CET1 capital	37,076	37,339	36,740	(1)
Additional tier 1 high-trigger capital instruments	10,578	9,510	8,310	11
Grandfathered additional tier 1 low-trigger capital instruments	4,663	4,825	4,707	(3)
Swiss additional tier 1 capital	15,241	14,335	13,017	6
Going concern capital	52,317	51,674	49,757	1
Bail-in debt instruments	41,593	42,725	37,172	(3)
Tier 2 low-trigger capital instruments	1,013	2,919	2,934	(65)
Tier 2 amortization component	1,519	1,052	1,032	44
Gone concern capital [2]	44,125	46,696	41,138	(6)
Total loss-absorbing capacity	96,442	98,370	90,895	(2)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	285,216	299,293	290,463	(5)
Swiss regulatory adjustments [3]	641	600	819	7
Swiss risk-weighted assets	285,857	299,893	291,282	(5)
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 3Q20, 2Q20 and 4Q19, gone concern capital was CHF 44,502 million, CHF 47,083 million and CHF 38,576 million, including CHF 378 million, CHF 387 million and CHF 372 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
						% change
end of	3Q20		2Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,076		37,339		36,740	(1)
Going concern capital	52,317		51,674		49,757	1
Gone concern capital	44,125		46,696		41,138	(6)
Total loss-absorbing capacity	96,442		98,370		90,895	(2)
Leverage exposure	824,420		836,755		909,994	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.5		4.5		4.0	–
Going concern leverage ratio	6.3		6.2		5.5	–
Gone concern leverage ratio	5.4	[1]	5.6	[1]	4.5	–
TLAC leverage ratio	11.7		11.8		10.0	–
The Swiss capital requirements have been fully phased-in as of Janury 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
1
The gone concern ratio would be 4.7% and 5.0% as of 3Q20 and 2Q20, respectively, if calculated using a leverage exposure of CHF 934,087 million and CHF 940,369 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, of CHF 109,667 million and CHF 103,614 million.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
				% change
end of	3Q20	2Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	42,225	42,231	41,933	0
Tier 1 capital	56,538	55,606	54,024	2
Total eligible capital	57,551	58,525	56,958	(2)
Risk-weighted assets	285,924	299,789	290,843	(5)
Capital ratios (%)
CET1 ratio	14.8	14.1	14.4	–
Tier 1 ratio	19.8	18.5	18.6	–
Total capital ratio	20.1	19.5	19.6	–
Eligible capital and risk-weighted assets – Bank
end of	3Q20		2Q20	4Q19	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	48,546		49,154	46,120	(1)
Regulatory adjustments [1]	(921)		(731)	(58)	26
Other adjustments [2]	(5,400)		(6,192)	(4,129)	(13)
CET1 capital	42,225		42,231	41,933	0
Additional tier 1 instruments	14,313	[3]	13,375	12,091	7
Additional tier 1 capital	14,313		13,375	12,091	7
Tier 1 capital	56,538		55,606	54,024	2
Tier 2 low-trigger capital instruments (5% trigger)	1,013		2,919	2,934	(65)
Tier 2 capital [4]	1,013		2,919	2,934	(65)
Total eligible capital [4]	57,551		58,525	56,958	(2)
Risk-weighted assets by risk type (CHF million)
Credit risk	207,312		214,471	207,333	(3)
Market risk	17,241		22,049	15,192	(22)
Operational risk	61,371		63,269	68,318	(3)
Risk-weighted assets	285,924		299,789	290,843	(5)
1 Includes certain regulatory adjustments, such as an cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 10.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 3Q20, 2Q20 and 4Q19, total eligible capital was CHF 57,839 million, CHF 58,822 million and CHF 57,271 million, including CHF 288 million, CHF 297 million and CHF 314 million of such instruments and the total capital ratio was 20.2%, 19.6% and 19.7%, respectively.

Leverage exposure components – Bank
						% change
end of	3Q20		2Q20		4Q19	QoQ
Leverage exposure (CHF million)
Balance sheet assets	824,360		831,489		790,459	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(14,058)		(14,701)		(11,545)	(4)
Derivative financial instruments	74,702		73,490		75,906	2
Securities financing transactions	(34,158)		(30,370)		(29,580)	12
Off-balance sheet exposures	86,201		82,798		90,574	4
Other	(120,329)	[2]	(114,021)	[2]	–	6
Total adjustments	(7,642)		(2,804)		125,355	173
Leverage exposure	816,718		828,685		915,814	(1)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 123,206 million and CHF 117,175 million as of 3Q20 and 2Q20, respectively.
BIS leverage metrics – Bank
						% change
end of	3Q20		2Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	42,225		42,231		41,933	0
Tier 1 capital	56,538		55,606		54,024	2
Leverage exposure	816,718	[1]	828,685	[1]	915,814	(1)
Leverage ratios (%)
CET1 leverage ratio	5.2		5.1		4.6	–
Tier 1 leverage ratio	6.9		6.7		5.9	–
1
Leverage exposure as of 3Q20 and 2Q20 excludes CHF 123,206 million and CHF 117,175 million, respectively, of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20.

Swiss capital metrics – Bank
				% change
end of	3Q20	2Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	42,216	42,225	41,899	0
Going concern capital	56,529	55,600	53,990	2
Gone concern capital	44,130	46,698	41,136	(5)
Total loss-absorbing capacity	100,659	102,298	95,126	(2)
Swiss risk-weighted assets	286,553	300,377	291,651	(5)
Swiss capital ratios (%)
Swiss CET1 ratio	14.7	14.1	14.4	–
Going concern capital ratio	19.7	18.5	18.5	–
Gone concern capital ratio	15.4	15.5	14.1	–
TLAC ratio	35.1	34.1	32.6	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis. Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
				% change
end of	3Q20	2Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	42,225	42,231	41,933	0
Swiss regulatory adjustments [1]	(9)	(6)	(34)	50
Swiss CET1 capital	42,216	42,225	41,899	0
Additional tier 1 high-trigger capital instruments	10,576	9,509	8,315	11
Grandfathered additional tier 1 low-trigger capital instruments	3,737	3,866	3,776	(3)
Swiss additional tier 1 capital	14,313	13,375	12,091	7
Going concern capital	56,529	55,600	53,990	2
Bail-in debt instruments	41,597	42,726	37,170	(3)
Tier 2 low-trigger capital instruments	1,014	2,919	2,934	(65)
Tier 2 amortization component	1,519	1,053	1,032	44
Gone concern capital [2]	44,130	46,698	41,136	(5)
Total loss-absorbing capacity	100,659	102,298	95,126	(2)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	285,924	299,789	290,843	(5)
Swiss regulatory adjustments [3]	629	588	808	7
Swiss risk-weighted assets	286,553	300,377	291,651	(5)
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 3Q20, 2Q20 and 4Q19, gone concern capital was CHF 44,507 million, CHF 47,084 million and CHF 38,574 million, including CHF 378 million, CHF 387 million and CHF 372 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
						% change
end of	3Q20		2Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	42,216		42,225		41,899	0
Going concern capital	56,529		55,600		53,990	2
Gone concern capital	44,130		46,698		41,136	(5)
Total loss-absorbing capacity	100,659		102,298		95,126	(2)
Leverage exposure	816,718		828,685		915,814	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.2		5.1		4.6	–
Going concern leverage ratio	6.9		6.7		5.9	–
Gone concern leverage ratio	5.4	[1]	5.6	[1]	4.5	–
TLAC leverage ratio	12.3		12.3		10.4	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis.
1
The gone concern ratio would be 4.7% and 4.9% of 3Q20 and 2Q20, respectively, if calculated using a leverage exposure of CHF 939,924 million and CHF 945,860 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, of CHF 123,206 million and CHF 117,175 million.

Shareholders’ equity
Our total shareholders’ equity was CHF 45.7 billion as of the end of 3Q20 compared to CHF 46.5 billion as of the end of 2Q20. Total shareholders’ equity was negatively impacted by foreign exchange-related movements on cumulative translation adjustments, losses on fair value elected liabilities relating to credit risk and transactions related to the settlement of share-based compensation awards, partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	3Q20	2Q20	4Q19	% change QoQ
Shareholders' equity (CHF million)
Common shares	98	102	102	(4)
Additional paid-in capital	33,246	34,320	34,661	(3)
Retained earnings	33,354	32,808	30,634	2
Treasury shares, at cost	(259)	(1,391)	(1,484)	(81)
Accumulated other comprehensive income/(loss)	(20,699)	(19,304)	(20,269)	7
Total shareholders' equity	45,740	46,535	43,644	(2)
Goodwill	(4,577)	(4,676)	(4,663)	(2)
Other intangible assets	(256)	(273)	(291)	(6)
Tangible shareholders' equity [1]	40,907	41,586	38,690	(2)
Shares outstanding (million)
Common shares issued	2,447.7	2,556.0	2,556.0	(4)
Treasury shares	(25.9)	(114.4)	(119.8)	(77)
Shares outstanding	2,421.8	2,441.6	2,436.2	(1)
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	18.89	19.06	17.91	(1)
Goodwill per share	(1.89)	(1.92)	(1.91)	(2)
Other intangible assets per share	(0.11)	(0.11)	(0.12)	0
Tangible book value per share [1]	16.89	17.03	15.88	(1)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q20, the Group had a gross loan portfolio of CHF 293.0 billion, gross impaired loans of CHF 3.3 billion and an average trading book risk management VaR of USD 51 million.
Overview and risk-related developments
Prudent risk-taking in line with the Group’s strategic priorities is fundamental to our business and success. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and growth. The Group’s risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2019 for further information and additional details regarding our risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and business, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
COVID-19
Risks to a continued economic upswing in 2021/2022 in the world’s major economies persist. The recent surge in COVID-19 infections is leading to the introduction of new localized restrictions on economic activity. In addition, the economic indicators have shifted from displaying very strong upward momentum in May through August, as economies re-opened, to showing a far more subdued and incremental improvement in September and October. High uncertainty is likely to negatively impact business investment. The increasing financial support of potentially non-viable companies in part due to government and central bank actions is expected to also weigh on longer-term productivity growth.
US elections
The US elections which are scheduled to take place in early November are expected to contribute to high volatility in the financial markets, including due to the higher risk that confirmation of the election outcomes could be delayed or that outcomes could be disputed.
Withdrawal of the UK from the EU
The transition period for the UK’s withdrawal from the EU ends on December 31, 2020 and there is a risk that there will be no final agreement between the UK and the EU on detailed trade arrangements and other matters by that date. That uncertainty, in particular against the backdrop of the COVID-19 pandemic, may continue to have a negative economic impact in the UK.
Emerging markets and geopolitical risks
The COVID-19 crisis brought severe economic slowdown to the major emerging market countries in the first half of 2020. Economic recovery is underway in most countries but improvement during the rest of this year and in 2021 is expected to be slow and uneven. Government responses to the COVID-19 crisis may leave a legacy of significantly higher sovereign debt levels, which may weigh on the ability of economies to grow rapidly over the medium-to-long term. In addition, low-income groups have suffered significantly as a result of the COVID-19 recessions. This is expected to worsen income inequalities, complicate economic policy-making and keep the risk of political instability and social unrest relatively high. In 3Q20, portfolio reviews into vulnerabilities and exposures were conducted for select emerging markets.
Monetary policy
In the new policy framework introduced at the end of August, the Fed moved to a flexible average inflation target of 2% per annum. Fed guidance from mid-September pointed to the funds rate staying close to zero until the final quarter of 2023, which indicates that the targeted inflation rate may be challenging to achieve. Other central banks are also reviewing their monetary policy framework. We closely monitor the potential impact on global investor behavior and across the financial markets of central bank policy rates staying at current very low levels for an extended period of time. We also run stress scenarios which model the impact of potentially sharply higher inflation on the financial markets and on the economy.
Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

Loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
3Q20 (CHF million)
Mortgages	105,973	3,488	1,421	0	31	110,913
Loans collateralized by securities	6,724	19,004	23,236	1,528	30	50,522
Consumer finance	4,042	848	75	73	81	5,119
Consumer	116,739	23,340	24,732	1,601	142	166,554
Real estate	23,918	1,897	2,386	641	9	28,851
Commercial and industrial loans	30,518	25,896	8,232	9,790	896	75,332
Financial institutions	2,944	1,666	2,890	10,661	297	18,458
Governments and public institutions	752	229	473	2,153	152	3,759
Corporate & institutional	58,132	29,688	13,981	23,245	1,354	126,400
Gross loans	174,871	53,028	38,713	24,846	1,496	292,954
of which held at fair value	13	38	2,449	8,885	583	11,968
Net (unearned income) / deferred expenses	102	(108)	(26)	(67)	1	(98)
Allowance for credit losses [1]	(621)	(363)	(254)	(326)	(29)	(1,593)
Net loans	174,352	52,557	38,433	24,453	1,468	291,263
2Q20 (CHF million)
Mortgages	104,934	3,568	1,487	0	33	110,022
Loans collateralized by securities	6,800	17,707	22,646	1,801	30	48,984
Consumer finance	4,052	776	38	31	80	4,977
Consumer	115,786	22,051	24,171	1,832	143	163,983
Real estate	23,630	1,917	2,526	1,013	9	29,095
Commercial and industrial loans	31,451	25,848	8,620	12,403	1,019	79,341
Financial institutions	2,676	1,408	4,017	11,663	282	20,046
Governments and public institutions	747	234	577	1,913	157	3,628
Corporate & institutional	58,504	29,407	15,740	26,992	1,467	132,110
Gross loans	174,290	51,458	39,911	28,824	1,610	296,093
of which held at fair value	68	52	3,232	9,298	581	13,231
Net (unearned income) / deferred expenses	102	(106)	(30)	(79)	1	(112)
Allowance for credit losses [1]	(605)	(394)	(217)	(423)	(30)	(1,669)
Net loans	173,787	50,958	39,664	28,322	1,581	294,312
4Q19 (CHF million)
Mortgages	104,257	3,883	1,492	0	39	109,671
Loans collateralized by securities	6,757	20,828	26,809	2,000	31	56,425
Consumer finance	3,791	504	21	7	78	4,401
Consumer	114,805	25,215	28,322	2,007	148	170,497
Real estate	23,569	2,076	3,095	465	15	29,220
Commercial and industrial loans	29,395	24,932	9,883	8,406	879	73,495
Financial institutions	2,650	1,619	3,910	11,747	441	20,367
Governments and public institutions	744	237	878	2,237	166	4,262
Corporate & institutional	56,358	28,864	17,766	22,855	1,501	127,344
Gross loans	171,163	54,079	46,088	24,862	1,649	297,841
of which held at fair value	190	31	3,922	8,021	498	12,662
Net (unearned income) / deferred expenses	96	(106)	(45)	(62)	1	(116)
Allowance for credit losses [1]	(487)	(179)	(74)	(143)	(63)	(946)
Net loans	170,772	53,794	45,969	24,657	1,587	296,779
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Loans
Compared to the end of 2Q20, gross loans decreased CHF 3.1 billion to CHF 293.0 billion as of the end of 3Q20, mainly driven by decreases in commercial and industrial loans, loans to financial institutions and the US dollar translation impact, partially offset by increases in loans collateralized by securities and mortgages. Commercial and industrial loans decreased CHF 4.0 billion, primarily due to decreases in the Investment Bank, Swiss Universal Bank and Asia Pacific. The net decrease of CHF 1.6 billion in loans to financial institutions was driven by decreases in Asia Pacific and the Investment Bank. The net increase of CHF 1.5 billion in loans collateralized by securities was driven by increases in International Wealth Management and Asia Pacific. The net increase of CHF 0.9 billion in mortgages was driven by an increase in Swiss Universal Bank.

On a divisional level, decreases in gross loans of CHF 4.0 billion in the Investment Bank, CHF 1.2 billion in Asia Pacific and CHF 0.1 billion in the Corporate Center were partially offset by increases of CHF 1.6 billion in International Wealth Management and CHF 0.6 billion in Swiss Universal Bank.
Collateralized loans – selected information
The table “Gross loans and collateral” provides an overview of the Group’s gross loans by measurement approach. For loans held at amortized cost it also provides information on the value of collateral, considered up to the amount of the related loans.
Gross loans and collateral
end of	3Q20	2Q20	4Q19
CHF million
Gross loans – Group	292,954	296,093	297,841
of which held at fair value	11,968	13,231	12,662
of which held at amortized cost	280,986	282,862	285,179
of which secured by collateral [1]	248,833	248,657	256,442
1 Reflects the value of collateral held, considered up to the amount of the related loans.
The table “Collateralized loans – selected divisions” provides an overview of collateralized loans in our Swiss Universal Bank, International Wealth Management and Asia Pacific divisions. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which substantially all are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Collateralized loans – selected divisions
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Selected divisions – Total
3Q20 (CHF million)
Gross loans	174,871	53,028	38,713	266,612
Collateralized loans	160,593	50,546	31,969	243,108
of which consumer [1]	112,697	22,492	24,657	159,846
of which mortgages	105,973	3,488	1,421	110,882
of which loans collateralized by securities	6,724	19,004	23,236	48,964
of which corporate & institutional [2]	47,896	28,054	7,312	83,262
of which secured by mortgages	33,530	2,773	257	36,560
of which secured by financial and other collateral	14,366	25,281	7,055	46,702
2Q20 (CHF million)
Gross loans	174,290	51,458	39,911	265,659
Collateralized loans	159,227	48,375	33,204	240,806
of which consumer [1]	111,734	21,275	24,133	157,142
of which mortgages	104,934	3,568	1,487	109,989
of which loans collateralized by securities	6,800	17,707	22,646	47,153
of which corporate & institutional [2]	47,493	27,100	9,071	83,664
of which secured by mortgages	33,646	2,651	127	36,424
of which secured by financial and other collateral	13,847	24,449	8,944	47,240
4Q19 (CHF million)
Gross loans	171,163	54,079	46,088	271,330
Collateralized loans	157,485	52,295	38,380	248,160
of which consumer [1]	111,014	24,711	28,301	164,026
of which mortgages	104,257	3,883	1,492	109,632
of which loans collateralized by securities	6,757	20,828	26,809	54,394
of which corporate & institutional [2]	46,471	27,584	10,079	84,134
of which secured by mortgages	33,920	2,826	730	37,476
of which secured by financial and other collateral	12,551	24,758	9,349	46,658
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.

Within consumer loans, mortgages primarily include mortgages on residential real estate such as single family homes, apartments and holiday homes as well as building loans. Mortgages may also include certain loans that are secured by a combination of mortgages or other real estate titles and other collateral including, e.g., securities, cash deposits or life insurance policies. Loans collateralized by securities primarily include lombard loans secured by well-diversified portfolios of securities and share-backed loans.
Within corporate & institutional loans, mortgage collateral primarily includes income-producing commercial and residential real estate held by corporate & institutional clients. Financial and other collateral includes various types of eligible collateral, e.g., securities, cash deposits, financial receivables related to factoring, certain real assets such as ownership titles in ship and aircraft, inventories and commodities, and certain guarantees.
Financial collateral is subject to frequent market valuation depending on the asset class. Non-financial collateral such as residential and commercial real estate and ownership titles in ship and aircraft, inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
3Q20 (CHF million)
Non-performing loans	413	659		440	341	49	1,902
Non-interest-earning loans	200	39		0	0	35	274
Non-accrual loans	613	698		440	341	84	2,176
Restructured loans	28	48		160	62	12	310
Potential problem loans	247	221		218	97	0	783
Other impaired loans	275	269		378	159	12	1,093
Gross impaired loans [1]	888	967	[2]	818	500	96	3,269
of which loans with a specific allowance	803	517		817	479	82	2,698
of which loans without a specific allowance	85	450		1	21	14	571
2Q20 (CHF million)
Non-performing loans	395	578		644	327	50	1,994
Non-interest-earning loans	206	38		0	0	36	280
Non-accrual loans	601	616		644	327	86	2,274
Restructured loans	28	44		116	24	14	226
Potential problem loans	204	358		0	229	0	791
Other impaired loans	232	402		116	253	14	1,017
Gross impaired loans [1]	833	1,018	[2]	760	580	100	3,291
of which loans with a specific allowance	761	587		756	486	84	2,674
of which loans without a specific allowance	72	431		4	94	16	617
4Q19 (CHF million)
Non-performing loans	453	482		166	87	62	1,250
Non-interest-earning loans	204	43		0	0	13	260
Non-accrual loans	657	525		166	87	75	1,510
Restructured loans	66	203		0	13	68	350
Potential problem loans	155	47		0	61	3	266
Other impaired loans	221	250		0	74	71	616
Gross impaired loans [1]	878	775	[2]	166	161	146	2,126
of which loans with a specific allowance	799	468		166	148	133	1,714
of which loans without a specific allowance	79	307		0	13	13	412
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 56 million, CHF 52 million and CHF 39 million as of the end of 3Q20, 2Q20 and 4Q19, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 2Q20, gross impaired loans were stable at CHF 3.3 billion as of the end of 3Q20, mainly reflecting decreases in non-performing loans, partially offset by higher restructured loans.
In the Investment Bank, gross impaired loans decreased CHF 80 million, mainly driven by the repayment of an ultra-high-net-worth client exposure and a write-off related to a sale in the restaurant sector, partially offset by a newly impaired position in the healthcare sector. In International Wealth Management, gross impaired loans decreased CHF 51 million, mainly driven by reductions in ship finance, partially offset by an increase in European mortgages. In Asia Pacific, gross impaired loans increased CHF 58 million, mainly reflecting a newly impaired position in the catering sector, partially offset by a repaid share-backed loan in the transportation sector and repayments in ship finance. In Swiss Universal Bank, gross impaired loans increased CHF 55 million, mainly driven by a newly impaired position in commodity trade finance.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of the end of 3Q20, the Group had CHF 4.8 billion of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.
Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
3Q20 (CHF million)
Balance at beginning of period [1]	605	394	217	423	30	1,669
Current-period provision for expected credit losses	51	11	46	(60)	1	49
of which methodology changes	(19)	0	0	0	0	(19)
of which provisions for interest	3	(5)	(2)	5	1	2
Gross write-offs	(33)	(33)	(4)	(32)	0	(102)
Recoveries	3	1	0	0	0	4
Net write-offs	(30)	(32)	(4)	(32)	0	(98)
Foreign currency translation impact and other adjustments, net	(5)	(10)	(5)	(5)	(2)	(27)
Balance at end of period [1]	621	363	254	326	29	1,593
of which individually evaluated	411	161	212	121	26	931
of which collectively evaluated	210	202	42	205	3	662
9M20 (CHF million)
Balance at beginning of period [1,2]	534	344	42	99	30	1,049
Current-period provision for expected credit losses	170	72	227	294	2	765
of which methodology changes	(19)	0	0	0	0	(19)
of which provisions for interest	5	0	9	11	2	27
Gross write-offs	(83)	(36)	(6)	(57)	(3)	(185)
Recoveries	6	1	0	2	2	11
Net write-offs	(77)	(35)	(6)	(55)	(1)	(174)
Foreign currency translation impact and other adjustments, net	(6)	(18)	(9)	(12)	(2)	(47)
Balance at end of period [1]	621	363	254	326	29	1,593
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 47 million is reflected in Swiss Universal Bank, CHF 165 million in International Wealth Management, CHF (32) million in Asia Pacific, CHF (44) million in the Investment Bank and CHF (33) million in the Corporate Center.

Allowance for credit losses on loans
In 3Q20, the allowance for credit losses decreased CHF 0.1 billion to CHF 1.6 billion, primarily due to decreases in the Investment Bank and International Wealth Management.
In the Investment Bank, the decrease in allowance for credit losses of CHF 97 million was mainly driven by a release of CECL provisions in the corporate portfolio reflecting exposure reductions and a write-off related to a sale in the telecommunication sector. In International Wealth Management, the decrease in allowance for credit losses of CHF 31 million mainly reflected a write-off in ship finance. In Asia Pacific, the increase in allowance for credit losses of CHF 37 million mainly reflected a newly impaired position in the catering sector and increased CECL provisions driven by trade tensions and impacts from sectors highly vulnerable to the COVID-19 pandemic such as leisure and transportation. The increase in allowance for credit losses of CHF 16 million in Swiss Universal Bank mainly reflected new provisions in commodity trade finance, partially offset by a release of CECL provisions mainly due to an improvement of macroeconomic factors.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
3Q20 (%)
Non-accrual loans / Gross loans	0.4	1.3	1.2	2.1	9.2	0.8
Gross impaired loans / Gross loans	0.5	1.8	2.3	3.1	10.5	1.2
Allowance for credit losses / Gross loans	0.4	0.7	0.7	2.0	3.2	0.6
Specific allowance for credit losses / Gross impaired loans	46.3	16.6	25.9	24.2	27.1	28.5
2Q20 (%)
Non-accrual loans / Gross loans	0.3	1.2	1.8	1.7	8.4	0.8
Gross impaired loans / Gross loans	0.5	2.0	2.1	3.0	9.7	1.2
Allowance for credit losses / Gross loans	0.3	0.8	0.6	2.2	2.9	0.6
Specific allowance for credit losses / Gross impaired loans	42.6	19.2	25.0	22.8	26.0	27.3
4Q19 (%)
Non-accrual loans / Gross loans	0.4	1.0	0.4	0.5	6.5	0.5
Gross impaired loans / Gross loans	0.5	1.4	0.4	1.0	12.7	0.7
Allowance for credit losses / Gross loans	0.3	0.3	0.2	0.8	5.5	0.3
Specific allowance for credit losses / Gross impaired loans	39.3	16.9	13.9	29.8	42.5	28.6
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2019 for further information on selected European credit risk exposures.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approaches used for analyzing our market risk exposure. Our principal market risk measures for the trading book are VaR, scenario analysis, as included in our stress testing framework, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in the Investment Bank (which includes GTS). The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q20, a VaR model enhancement was implemented to use full revaluation of certain exotic equity products to capture the risk of co-movements of foreign exchange spot and at-the-money volatility as well as equity spot and at-the-money volatility in a unified equity model. The risk of these co-movements was previously captured through a combination of our equity and foreign exchange VaR models complemented by the risk-not-in-VaR charge. This model enhancement affected the scope of the foreign exchange and the equity models, however, it did not have a material impact on total risk management VaR.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.

Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% trading book risk management VaR” and “Average one-day, 98% trading book risk management VaR by division” show our trading book market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
3Q20
Average	23	60	7	2	15	(60)		47
Minimum	16	52	3	1	12	–	[2]	40
Maximum	37	77	33	2	29	–	[2]	58
End of period	19	57	32	2	28	(92)		46
2Q20
Average	34	96	5	1	18	(74)		80
Minimum	24	72	2	1	13	–	[2]	54
Maximum	44	125	7	2	28	–	[2]	121
End of period	30	77	6	1	17	(73)		58
4Q19
Average	22	27	5	2	8	(37)		27
Minimum	14	21	2	1	7	–	[2]	22
Maximum	34	34	9	3	11	–	[2]	32
End of period	19	22	3	1	9	(29)		25
USD million
3Q20
Average	25	65	7	2	16	(64)		51
Minimum	18	57	4	1	13	–	[2]	44
Maximum	39	82	36	3	31	–	[2]	63
End of period	21	62	35	2	30	(100)		50
2Q20
Average	35	99	5	1	18	(75)		83
Minimum	25	76	2	1	14	–	[2]	55
Maximum	46	130	7	2	29	–	[2]	125
End of period	31	81	6	2	18	(77)		61
4Q19
Average	22	27	5	2	9	(38)		27
Minimum	14	22	2	1	7	–	[2]	23
Maximum	34	34	9	3	11	–	[2]	33
End of period	19	23	3	1	9	(29)		26
Excludes risks associated with counterparty and own credit exposures.
1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% trading book risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
3Q20	0	5	2	47	3	(10)		47
2Q20	0	6	1	80	4	(11)		80
4Q19	0	3	1	26	3	(6)		27
USD million
3Q20	0	6	2	51	3	(11)		51
2Q20	0	6	1	83	4	(11)		83
4Q19	0	3	1	27	3	(7)		27
Excludes risks associated with counterparty and own credit exposures. The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 50 million as of the end of 3Q20 decreased 18% compared to the end of 2Q20, primarily driven by reduced securitized products risk in the Investment Bank in 3Q20 and a reduced impact from the global financial market volatility earlier in the year. The increase in foreign exchange risk management VaR reflected the model enhancement. Average risk management VaR of USD 51 million in 3Q20 decreased 39% compared to 2Q20, primarily driven by the reduced impact from the global financial market volatility and reduced traded credit and securitized products risk in the Investment Bank in 3Q20. Following the previously disclosed temporary increase in VaR-based constraint levels at the end of March and in April, which were due to the impact of the increased market volatility on the VaR model, we continued to reduce the VaR-based constraint levels in 3Q20, after an initial reduction in 2Q20.
The chart entitled “Daily trading book risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Daily total backtesting revenues” compares the daily total backtesting revenues for 3Q20 with that for 2Q20 and 4Q19. Total backtesting revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. In 3Q20, we had no total backtesting loss days, compared to three loss days in 2Q20 and one loss day in 4Q19.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.

For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group.
In April 2020, FINMA allowed a temporary freeze on backtesting exceptions impacting the capital multiplier, expiring on July 1, 2020. In June 2020, FINMA confirmed that (i) all recent exceptions that are proven by the institution as not attributable to a lack of precision of the risk aggregation model can be disregarded; and (ii) the exemption will be fundamentally incorporated into future supervisory practice. As a result, we had one backtesting exception in our regulatory VaR model in the rolling 12-month period through the end of 3Q20, which is considered for the calculation of the capital multiplier.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, lending related exposures that are fair-valued, equity participations and investments in bonds and money market instruments. Our businesses and Treasury have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q19 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA rules.
As of the end of 3Q20, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 5.2 million, compared to negative CHF 5.7 million as of the end of 2Q20. The change mainly reflected our regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 3Q20, total assets of CHF 821.3 billion and total liabilities of CHF 775.3 billion were stable compared to the end of 2Q20, reflecting the foreign exchange translation impact, offset by higher operating activities.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 821.3 billion as of the end of 3Q20, stable compared to the end of 2Q20, reflecting the foreign exchange translation impact, offset by higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 16.4 billion.
Compared to the end of 2Q20, central bank funds sold, securities purchased under resale agreements and securities borrowing decreased CHF 7.6 billion or 7%, mainly reflecting the foreign exchange translation impact, a decrease in reverse repurchase transactions from banks and a decrease in cash collateral. Brokerage receivables decreased CHF 4.1 billion, or 9%, primarily reflecting lower futures balances, decreases in failed trades and margin lending and the foreign exchange translation impact. Net loans were stable, mainly due to the foreign exchange translation impact, lower commercial and industrial loans and lower loans to financial institutions, offset by higher loans collateralized by securities. Cash and due from banks increased CHF 5.8 billion, or 4%, mainly driven by higher cash positions at the SNB, partially offset by lower cash positions at the Fed. Trading assets were stable, primarily reflecting increases in equity securities and derivative instruments, partially offset by the foreign exchange translation impact and lower debt securities. All other assets were stable, mainly reflecting an increase of CHF 2.6 billion, or 6%, in securities received as collateral, offset by the foreign exchange translation impact and a decrease of CHF 1.6 billion, or 4%, in other assets, mainly related to lower cash collateral on derivative instruments and assets held-for-sale.
Balance sheet summary
				% change
end of	3Q20	2Q20	4Q19	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	137,821	132,070	101,879	4	35
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	97,328	104,890	106,997	(7)	(9)
Trading assets	157,786	156,730	153,797	1	3
Net loans	291,263	294,312	296,779	(1)	(2)
Brokerage receivables	40,227	44,287	35,648	(9)	13
All other assets	96,871	96,191	92,195	1	5
Total assets	821,296	828,480	787,295	(1)	4
Liabilities and equity (CHF million)
Due to banks	19,109	18,018	16,744	6	14
Customer deposits	388,264	388,995	383,783	0	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,667	30,589	27,533	0	11
Trading liabilities	46,192	44,040	38,186	5	21
Long-term debt	164,396	169,426	152,005	(3)	8
Brokerage payables	29,131	31,909	25,683	(9)	13
All other liabilities	97,537	98,652	99,647	(1)	(2)
Total liabilities	775,296	781,629	743,581	(1)	4
Total shareholders' equity	45,740	46,535	43,644	(2)	5
Noncontrolling interests	260	316	70	(18)	271
Total equity	46,000	46,851	43,714	(2)	5

Total liabilities and equity	821,296	828,480	787,295	(1)	4

Total liabilities were CHF 775.3 billion as of the end of 3Q20, stable, from the end of 2Q20, reflecting the foreign exchange translation impact, offset by higher operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 16.9 billion.
Compared to the end of 2Q20, long-term debt decreased CHF 5.0 billion, or 3%, primarily driven by the foreign exchange translation impact and maturities of senior debt, partially offset by issuances of senior debt. Brokerage payables decreased CHF 2.8 billion, or 9%, mainly due to decreases in open trades and margin lending as well as the foreign exchange translation impact. Customer deposits were stable, mainly due to decreases in certificates of deposits, time deposits and the foreign exchange translation impact, offset by increases in demand and saving deposits. Trading liabilities increased CHF 2.2 billion, or 5%, primarily due to an increase in short positions, partially offset by the foreign exchange translation impact. Due to banks increased CHF 1.1 billion, or 6%, primarily driven by an increase in demand deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions were stable, primarily due to an increase in reverse repurchase transactions from customer, offset by the foreign exchange translation impact and a decrease in cash collateral. All other liabilities were stable, mainly reflecting a decrease of CHF 5.1 billion, or 19% in short-term borrowings, offset by increases of CHF 2.6 billion, or 6%, in obligation to return securities received as collateral and CHF 1.4 billion, or 5%, in other liabilities.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation
34 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of September 30, 2020, and the related consolidated statements of operations, of comprehensive income, and of changes in equity for the three-month and nine-month periods ended September 30, 2020 and the consolidated statement of cash flows for the nine-month period ended September 30, 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland October 29, 2020

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q20	2Q20	3Q19	9M20	9M19
Consolidated statements of operations (CHF million)
Interest and dividend income	3,245	3,589	5,329	11,129	15,800
Interest expense	(1,849)	(2,019)	(3,547)	(6,629)	(10,485)
Net interest income	1,396	1,570	1,782	4,500	5,315
Commissions and fees	2,855	2,880	2,754	8,662	8,293
Trading revenues	630	1,254	149	2,811	1,171
Other revenues	317	490	641	1,195	1,515
Net revenues	5,198	6,194	5,326	17,168	16,294
Provision for credit losses	94	296	72	958	178
Compensation and benefits	2,441	2,594	2,383	7,351	7,446
General and administrative expenses	1,458	1,440	1,404	4,244	4,212
Commission expenses	295	313	325	953	952
Restructuring expenses	107	–	–	107	–
Total other operating expenses	1,860	1,753	1,729	5,304	5,164
Total operating expenses	4,301	4,347	4,112	12,655	12,610
Income before taxes	803	1,551	1,142	3,555	3,506
Income tax expense	258	391	256	539	934
Net income	545	1,160	886	3,016	2,572
Net income/(loss) attributable to noncontrolling interests	(1)	(2)	5	(6)	5
Net income attributable to shareholders	546	1,162	881	3,022	2,567
Earnings/(loss) per share (CHF)
Basic earnings per share	0.22	0.47	0.35	1.23	1.01
Diluted earnings per share	0.22	0.46	0.34	1.20	0.99
Consolidated statements of comprehensive income (unaudited)
in	3Q20	2Q20	3Q19	9M20	9M19
Comprehensive income/(loss) (CHF million)
Net income	545	1,160	886	3,016	2,572
Gains/(losses) on cash flow hedges	(33)	18	18	210	107
Foreign currency translation	(851)	(433)	230	(1,880)	(163)
Unrealized gains/(losses) on securities	2	(18)	9	(18)	35
Actuarial gains/(losses)	78	73	183	224	629
Net prior service credit/(cost)	(37)	(34)	(33)	(105)	249
Gains/(losses) on liabilities related to credit risk	(556)	(2,658)	381	1,136	(971)
Other comprehensive income/(loss), net of tax	(1,397)	(3,052)	788	(433)	(114)
Comprehensive income/(loss)	(852)	(1,892)	1,674	2,583	2,458
Comprehensive income/(loss) attributable to noncontrolling interests	(3)	(2)	9	(9)	8
Comprehensive income/(loss) attributable to shareholders	(849)	(1,890)	1,665	2,592	2,450
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q20	2Q20	4Q19
Assets (CHF million)
Cash and due from banks	137,821	132,070	101,879
of which reported at fair value	287	368	356
of which reported from consolidated VIEs	108	96	138
Interest-bearing deposits with banks	1,231	1,185	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	97,328	104,890	106,997
of which reported at fair value	75,373	78,448	85,556
Securities received as collateral, at fair value	45,064	42,479	40,219
of which encumbered	25,410	24,902	20,234
Trading assets, at fair value	157,786	156,730	153,797
of which encumbered	38,350	35,911	38,269
of which reported from consolidated VIEs	2,334	2,423	2,788
Investment securities	466	584	1,006
of which reported at fair value	466	489	1,006
of which encumbered	0	95	0
Other investments	5,777	5,848	5,666
of which reported at fair value	3,673	3,733	3,550
of which reported from consolidated VIEs	1,362	1,471	1,412
Net loans	291,263	294,312	296,779
of which reported at fair value	11,968	13,231	12,662
of which encumbered	174	167	293
of which reported from consolidated VIEs	956	843	649
allowance for credit losses	(1,593)	(1,669)	(946)
Goodwill	4,577	4,676	4,663
Other intangible assets	256	273	291
of which reported at fair value	195	209	244
Brokerage receivables	40,227	44,287	35,648
Other assets	39,500	41,146	39,609
of which reported at fair value	8,636	9,321	10,402
of which encumbered	178	166	217
of which reported from consolidated VIEs	1,844	2,016	1,694
of which loans held-for-sale reported at lower of cost and market value (amortized cost base)	721	690	–
Total assets	821,296	828,480	787,295
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q20	2Q20	4Q19
Liabilities and equity (CHF million)
Due to banks	19,109	18,018	16,744
of which reported at fair value	634	484	322
Customer deposits	388,264	388,995	383,783
of which reported at fair value	4,143	3,603	3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,667	30,589	27,533
of which reported at fair value	19,907	17,379	10,715
Obligation to return securities received as collateral, at fair value	45,064	42,479	40,219
Trading liabilities, at fair value	46,192	44,040	38,186
of which reported from consolidated VIEs	10	11	8
Short-term borrowings	22,245	27,386	28,385
of which reported at fair value	11,815	12,079	11,333
of which reported from consolidated VIEs	4,376	4,515	4,885
Long-term debt	164,396	169,426	152,005
of which reported at fair value	70,084	68,798	70,331
of which reported from consolidated VIEs	1,669	1,803	1,671
Brokerage payables	29,131	31,909	25,683
Other liabilities	30,228	28,787	31,043
of which reported at fair value	7,497	7,384	7,891
of which reported from consolidated VIEs	257	251	297
Total liabilities	775,296	781,629	743,581
Common shares	98	102	102
Additional paid-in capital	33,246	34,320	34,661
Retained earnings	33,354	32,808	30,634
Treasury shares, at cost	(259)	(1,391)	(1,484)
Accumulated other comprehensive income/(loss)	(20,699)	(19,304)	(20,269)
Total shareholders' equity	45,740	46,535	43,644
Noncontrolling interests	260	316	70
Total equity	46,000	46,851	43,714

Total liabilities and equity	821,296	828,480	787,295
end of	3Q20	2Q20	4Q19
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,100,747,720	3,209,011,720	3,209,011,720
Common shares issued	2,447,747,720	2,556,011,720	2,556,011,720
Treasury shares	(25,958,223)	(114,411,959)	(119,761,811)
Shares outstanding	2,421,789,497	2,441,599,761	2,436,249,909
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
3Q20 (CHF million)
Balance at beginning of period	102	34,320	32,808	(1,391)	(19,304)	46,535	316	46,851
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(2)	(2)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	546	–	–	546	(1)	545
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,395)	(1,395)	(2)	(1,397)
Cancellation of repurchased shares	(4)	(1,321)	–	1,325	–	–	–	–
Sale of treasury shares	–	(4)	–	2,213	–	2,209	–	2,209
Repurchase of treasury shares	–	–	–	(2,425)	–	(2,425)	–	(2,425)
Share-based compensation, net of tax	–	251	–	19	–	270	–	270
Change in scope of consolidation, net	–	–	–	–	–	–	(56)	(56)
Balance at end of period	98	33,246	33,354	(259)	(20,699)	45,740	260	46,000
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q20 (CHF million)
Balance at beginning of period	102	34,891	31,816	(1,882)	(16,252)	48,675	98	48,773
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	3	3
Net income/(loss)	–	–	1,162	–	–	1,162	(2)	1,160
Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,052)	(3,052)	–	(3,052)
Sale of treasury shares	–	3	–	1,509	–	1,512	–	1,512
Repurchase of treasury shares	–	–	–	(1,533)	–	(1,533)	–	(1,533)
Share-based compensation, net of tax	–	(386)	–	515	–	129	–	129
Dividends paid	–	(188)	(170)	–	–	(358)	–	(358)
Change in scope of consolidation, net	–	–	–	–	–	–	215	215
Other	–	–	–	–	–	–	6	6
Balance at end of period	102	34,320	32,808	(1,391)	(19,304)	46,535	316	46,851
3Q19 (CHF million)
Balance at beginning of period	102	34,219	28,901	(603)	(18,946)	43,673	255	43,928
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(27)	(27)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	6	6
Net income/(loss)	–	–	881	–	–	881	5	886
Total other comprehensive income/(loss), net of tax	–	–	–	–	784	784	4	788
Sale of treasury shares	–	3	–	2,716	–	2,719	–	2,719
Repurchase of treasury shares	–	–	–	(3,145)	–	(3,145)	–	(3,145)
Share-based compensation, net of tax	–	205	–	33	–	238	–	238
Change in scope of consolidation, net	–	–	–	–	–	–	(89)	(89)
Balance at end of period	102	34,427	29,782	(999)	(18,162)	45,150	154	45,304
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
9M20 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	10	10
Net income/(loss)	–	–		3,022	–	–	3,022	(6)	3,016
Cumulative effect of accounting changes, net of tax	–	–		(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(430)	(430)	(3)	(433)
Cancellation of repurchased shares	(4)	(1,321)		–	1,325	–	–	–	–
Sale of treasury shares	–	(37)		–	6,249	–	6,212	–	6,212
Repurchase of treasury shares	–	–		–	(6,924)	–	(6,924)	–	(6,924)
Share-based compensation, net of tax	–	116		–	575	–	691	–	691
Dividends paid	–	(188)	[3]	(170)	–	–	(358)	–	(358)
Changes in scope of consolidation, net	–	–		–	–	–	–	193	193
Other	–	15		–	–	–	15	6	21
Balance at end of period	98	33,246		33,354	(259)	(20,699)	45,740	260	46,000
9M19 (CHF million)
Balance at beginning of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(45)	(45)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	24	24
Net income/(loss)	–	–		2,567	–	–	2,567	5	2,572
Cumulative effect of accounting changes, net of tax	–	–		242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	(117)	(117)	3	(114)
Sale of treasury shares	–	6		–	7,433	–	7,439	–	7,439
Repurchase of treasury shares	–	–		–	(8,863)	–	(8,863)	–	(8,863)
Share-based compensation, net of tax	–	106		–	492	–	598	–	598
Financial instruments indexed to own shares	–	121		–	–	–	121	–	121
Dividends paid	–	(695)		–	–	–	(695)	(1)	(696)
Changes in scope of consolidation, net	–	–		–	–	–	–	71	71
Balance at end of period	102	34,427		29,782	(999)	(18,162)	45,150	154	45,304
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M20	9M19
Operating activities (CHF million)
Net income	3,016	2,572
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,000	955
Provision for credit losses	958	178
Deferred tax provision/(benefit)	255	418
Valuation adjustments relating to long-term debt	37	9,461
Share of net income/(loss) from equity method investments	(74)	(67)
Trading assets and liabilities, net	(1,104)	(22,610)
(Increase)/decrease in other assets	(8,946)	(762)
Increase/(decrease) in other liabilities	5,316	(513)
Other, net	(452)	(1,408)
Total adjustments	(3,010)	(14,348)
Net cash provided by/(used in) operating activities	6	(11,776)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(454)	375
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,966	5,501
Purchase of investment securities	(259)	(333)
Proceeds from sale of investment securities	628	5
Maturities of investment securities	177	814
Investments in subsidiaries and other investments	(151)	(246)
Proceeds from sale of other investments	503	1,019
(Increase)/decrease in loans	(1,891)	(14,027)
Proceeds from sales of loans	2,890	3,256
Capital expenditures for premises and equipment and other intangible assets	(849)	(856)
Proceeds from sale of premises and equipment and other intangible assets	45	30
Other, net	89	227
Net cash provided by/(used in) investing activities	4,694	(4,235)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M20	9M19
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	14,631	14,624
Increase/(decrease) in short-term borrowings	(4,272)	3,356
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	4,556	(936)
Issuances of long-term debt	49,417	25,763
Repayments of long-term debt	(31,805)	(31,042)
Sale of treasury shares	6,212	7,439
Repurchase of treasury shares	(6,924)	(8,863)
Dividends paid	(358)	(696)
Other, net	1,368	1,869
Net cash provided by/(used in) financing activities	32,825	11,514
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,583)	193
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	35,942	(4,304)

Cash and due from banks at beginning of period [1]	101,879	100,047
Cash and due from banks at end of period [1]	137,821	95,743
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	9M20	9M19
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	640	535
Cash paid for interest	7,038	10,624
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	38
Liabilities sold	0	8
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Credit Suisse Annual Report 2019.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for a description of the Group’s significant accounting policies, except as outlined in “Note 16 – Investment securities” and “Note 19 – Financial instruments measured at amortized cost and credit losses”, which reflect changes in policies relating to the adoption of Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) and subsequent amendments, which were adopted as of January 1, 2020.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q20 consolidated statements of operations and comprehensive income, the 2Q20 consolidated balance sheet and the 2Q20 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for a description of accounting standards adopted in 2019.
ASC Topic 820 – Fair Value Measurement
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to Accounting Standards Codification (ASC) Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 removed, modified and added certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the amendments for removing disclosures and the amendments for certain modifying disclosures upon the issuance of ASU 2018-13. The Group adopted the remaining amendments on January 1, 2020. As these amendments related only to disclosures, there was no impact from the adoption of ASU 2018-13 on the Group’s financial position, results of operations or cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 eliminated the probable initial recognition threshold under the previous incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The Group has incorporated forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio.
In May 2019, the FASB issued ASU 2019-05, “Financial Instruments – Credit Losses” (ASU 2019-05), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provided the option to irrevocably elect the fair value option on certain financial assets on transition.

As the Group is an SEC filer, ASU 2016-13 and its subsequent amendments were effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Group adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which resulted in a decrease in retained earnings of CHF 132 million, net of tax, with no significant impact on regulatory capital.
Standards to be adopted in future periods
ASC Topic 740 – Income Taxes
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 includes clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2019-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments are elective and apply to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The Group may elect to apply the amendments as of March 12, 2020 through December 31, 2022. The Group is currently evaluating the impact of the adoption of ASU 2020-04 on the Group’s financial position, results of operations and cash flows.
3 Business developments and subsequent events
Business developments
Organizational structure and restatement
As previously announced, effective August 1, 2020 the Group created a single, globally-integrated Investment Bank division through the combination of its former Global Markets, Investment Banking & Capital Markets and Asia Pacific – Markets businesses to achieve critical scale. The Group also launched a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level, underlining the sharpened focus on sustainability. The Group also combined its former Risk Management and Compliance functions into a single integrated Chief Risk and Compliance Officer function to unlock potential global synergies. The Group also revised its allocations for corporate functions and funding costs to align to the new organizational structure.
In addition, GTS was created within the Investment Bank through the combination of the successful businesses of ITS and Asia Pacific Solutions. GTS is a joint venture among the Investment Bank, International Wealth Management, Swiss Universal Bank and Asia Pacific divisions and provides centralized trading and sales services to institutional and private clients. The methodology applied to allocate GTS results across the four divisions reflects the economic contribution from the client base that each division provides to GTS, as well as the historical performance of the constituting businesses and combines a fixed allocation and an additional split to each division of any GTS outperformance above the fixed allocation.
The Group centrally manages its funding activities. As part of the process of implementing the Group’s new divisional structure announced on July 30, 2020, the Group recalibrated its methodology for allocating funding costs across the Group to incorporate net stable funding ratio requirements, certain increased HQLA requirements, as well as funding maturity profile developments.
Reflecting these updates, the Group’s financial reporting is now presented as four reporting segments plus the Corporate Center. Prior periods have been restated to conform to the current presentation. These restatements had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Neue Aargauer Bank integration
As announced on August 25, 2020, the Group plans to merge the business of its wholly owned subsidiary, Neue Aargauer Bank AG, with Credit Suisse (Schweiz) AG and establish a single brand in the Canton of Aargau.
Subsequent events
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Investment Bank division. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	3Q20	2Q20	3Q19	9M20	9M19
Net revenues (CHF million)
Swiss Universal Bank	1,294	1,474	1,380	4,222	4,171
International Wealth Management	1,142	1,266	1,435	3,885	4,180
Asia Pacific	728	808	781	2,371	2,279
Investment Bank	2,047	2,862	2,006	6,989	6,214
Corporate Center	(13)	(216)	(276)	(299)	(550)
Net revenues	5,198	6,194	5,326	17,168	16,294
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	430	656	569	1,617	1,706
International Wealth Management	215	340	515	1,064	1,435
Asia Pacific	177	196	270	591	721
Investment Bank	370	912	309	1,365	971
Corporate Center	(389)	(553)	(521)	(1,082)	(1,327)
Income/(loss) before taxes	803	1,551	1,142	3,555	3,506
Total assets
end of	3Q20	2Q20	4Q19
Total assets (CHF million)
Swiss Universal Bank	259,553	258,030	249,829
International Wealth Management	96,162	94,364	91,277
Asia Pacific	67,140	71,729	73,719
Investment Bank	280,372	270,220	266,257
Corporate Center	118,069	134,137	106,213
Total assets	821,296	828,480	787,295

5 Net interest income
in	3Q20	2Q20	3Q19	9M20	9M19
Net interest income (CHF million)
Loans	1,337	1,488	1,813	4,467	5,455
Investment securities	0	2	2	3	8
Trading assets	1,510	1,566	2,116	4,741	5,862
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	317	391	740	1,253	2,300
Other	81	142	658	665	2,175
Interest and dividend income	3,245	3,589	5,329	11,129	15,800
Deposits	(157)	(299)	(790)	(1,017)	(2,381)
Short-term borrowings	(14)	(76)	(97)	(166)	(308)
Trading liabilities	(789)	(717)	(1,112)	(2,262)	(2,895)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(193)	(211)	(402)	(698)	(1,340)
Long-term debt	(626)	(657)	(851)	(2,167)	(2,665)
Other	(70)	(59)	(295)	(319)	(896)
Interest expense	(1,849)	(2,019)	(3,547)	(6,629)	(10,485)
Net interest income	1,396	1,570	1,782	4,500	5,315
6 Commissions and fees
in	3Q20	2Q20	3Q19	9M20	9M19
Commissions and fees (CHF million)
Lending business	357	361	424	1,154	1,263
Investment and portfolio management	774	752	874	2,336	2,565
Other securities business	15	18	17	51	45
Fiduciary business	789	770	891	2,387	2,610
Underwriting	676	560	333	1,600	1,192
Brokerage	725	806	731	2,498	2,158
Underwriting and brokerage	1,401	1,366	1,064	4,098	3,350
Other services	308	383	375	1,023	1,070
Commissions and fees	2,855	2,880	2,754	8,662	8,293
7 Trading revenues
in	3Q20	2Q20	3Q19	9M20	9M19
Trading revenues (CHF million)
Interest rate products	248	1,374	(34)	(626)	62
Foreign exchange products	688	539	72	1,798	(203)
Equity/index-related products	(114)	(375)	82	(170)	936
Credit products	(282)	(682)	(148)	935	(278)
Commodity and energy products	29	69	42	126	126
Other products	61	329	135	748	528
Trading revenues	630	1,254	149	2,811	1,171
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on trading revenues and managing trading risks.

8 Other revenues
in	3Q20	2Q20	3Q19	9M20	9M19
Other revenues (CHF million)
Loans held-for-sale	(6)	5	(1)	(22)	(17)
Long-lived assets held-for-sale	(1)	6	1	9	104
Equity method investments	48	23	51	107	161
Other investments	55	223	354	506	577
Other	221	233	236	595	690
Other revenues	317	490	641	1,195	1,515
9 Provision for credit losses
in	3Q20	2Q20	3Q19	9M20	9M19
Provision for credit losses (CHF million)
Loans held at amortized cost	47	264	63	738	153
Other financial assets held at amortized cost	(4)	21	(4)	32	8
Off-balance sheet credit exposures	51	11	13	188	17
Provision for credit losses	94	296	72	958	178
10 Compensation and benefits
in	3Q20	2Q20	3Q19	9M20	9M19
Compensation and benefits (CHF million)
Salaries and variable compensation	2,069	2,234	2,030	6,212	6,361
Social security	164	172	152	504	498
Other [1]	208	188	201	635	587
Compensation and benefits	2,441	2,594	2,383	7,351	7,446
1
Includes pension-related expenses of CHF 135 million, CHF 113 million, CHF 106 million, CHF 398 million and CHF 326 million in 3Q20, 2Q20, 3Q19, 9M20 and 9M19, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	3Q20	2Q20	3Q19	9M20	9M19
General and administrative expenses (CHF million)
Occupancy expenses	252	237	253	717	782
IT, machinery and equipment	356	357	336	1,063	985
Provisions and losses	222	133	83	427	219
Travel and entertainment	25	28	79	121	245
Professional services	354	377	405	1,106	1,215
Amortization and impairment of other intangible assets	2	1	6	5	9
Other [1]	247	307	242	805	757
General and administrative expenses	1,458	1,440	1,404	4,244	4,212
1
Includes pension-related expenses/(credits) of CHF (37) million, CHF (40) million, CHF (53) million, CHF (117) million and CHF (139) million in 3Q20, 2Q20, 3Q19, 9M20 and 9M19, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the key strategic growth initiatives announced in July 2020, restructuring expenses of CHF 107 million were recognized in 3Q20. Restructuring expenses may include redundancy costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by type
in	3Q20
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	75
of which severance expenses	46
of which accelerated deferred compensation	29
General and administrative-related expenses	32
of which pension expenses	32
Total restructuring expenses	107
Restructuring provisions
	3Q20
in	Compen- sation and benefits	Total
Restructuring provision (CHF million)
Balance at beginning of period	0	0
Net additional charges [1]	46	46
Utilization	(1)	(1)
Balance at end of period	45	45
1
The following items for which expense accretion was accelerated in 3Q20 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 21 million, which remains classified as a component of total shareholders' equity; unsettled pension obligations of CHF 32 million, which remains classified as pension liabilities; and unsettled cash-based deferred compensation of CHF 8 million, which remains classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	3Q20	2Q20	3Q19	9M20	9M19
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	546	1,162	881	3,022	2,567
Net income attributable to shareholders for diluted earnings per share	546	1,162	881	3,022	2,567
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,455.0	2,473.6	2,505.0	2,464.8	2,541.4
Dilutive share options and warrants	1.6	2.6	1.9	2.0	3.0
Dilutive share awards	74.2	35.2	63.3	56.5	51.7
For diluted earnings per share available for common shares [1]	2,530.8	2,511.4	2,570.2	2,523.3	2,596.1
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.22	0.47	0.35	1.23	1.01
Diluted earnings per share available for common shares	0.22	0.46	0.34	1.20	0.99
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.4 million, 5.3 million, 9.5 million, 5.6 million and 7.5 million for 3Q20, 2Q20, 3Q19, 9M20 and 9M19, respectively.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	3Q20	2Q20	3Q19	9M20	9M19
Contracts with customers (CHF million)
Investment and portfolio management	774	752	874	2,336	2,565
Other securities business	15	18	17	51	45
Underwriting	676	560	333	1,600	1,192
Brokerage	725	805	731	2,496	2,157
Other services	306	387	378	1,030	1,075
Total revenues from contracts with customers	2,496	2,522	2,333	7,513	7,034
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	3Q20	2Q20	4Q19
Contract balances (CHF million)
Contract receivables	934	952	880
Contract liabilities	48	53	53
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	12	12	14
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 3Q20, 2Q20 and 3Q19. The Group’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.

15 Trading assets and liabilities
end of	3Q20	2Q20	4Q19
Trading assets (CHF million)
Debt securities	69,270	70,962	66,994
Equity securities	56,901	55,232	64,542
Derivative instruments [1]	26,880	25,834	17,731
Other	4,735	4,702	4,530
Trading assets	157,786	156,730	153,797
Trading liabilities (CHF million)
Short positions	31,228	28,606	24,714
Derivative instruments [1]	14,964	15,434	13,472
Trading liabilities	46,192	44,040	38,186
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	3Q20	2Q20	4Q19
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	26,620	26,076	20,695
Cash collateral received	16,894	17,958	14,633
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	6,604	7,488	4,570
Cash collateral received	7,756	7,184	7,457
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

16 Investment securities
end of	3Q20	2Q20	4Q19
Investment securities (CHF million)
Debt securities held-to-maturity	0	95	0
Debt securities available-for-sale	466	489	1,006
Total investment securities	466	584	1,006
Investment securities by type
	3Q20				4Q19
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	2	0	0	2
Foreign governments	0	0	0	0	163	8	0	171
Corporate debt securities	455	9	0	464	807	28	2	833
Debt securities available-for-sale	457	9	0	466	972	36	2	1,006
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q19 (CHF million)
Corporate debt securities	204	2	0	0	204	2
Debt securities available-for-sale	204	2	0	0	204	2
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	9M20	9M19
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	628	5
Realized gains	42	0
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
3Q20 (CHF million, except where indicated)
Due within 1 year	121	121	0.37
Due from 1 to 5 years	2	2	3.73
Due from 5 to 10 years	334	343	0.08
Debt securities available-for-sale	457	466	0.17
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the noncredit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 3Q20, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	3Q20	2Q20	4Q19
Other investments (CHF million)
Equity method investments	2,893	2,874	2,367
Equity securities (without a readily determinable fair value) [1]	1,806	1,823	2,148
of which at net asset value	259	357	409
of which at measurement alternative	377	387	274
of which at fair value	1,139	1,047	1,434
of which at cost less impairment	31	32	31
Real estate held-for-investment [2]	83	84	99
Life finance instruments [3]	995	1,067	1,052
Total other investments	5,777	5,848	5,666
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 3Q20, 2Q20 and 4Q19, real estate held for investment included foreclosed or repossessed real estate of CHF 16 million, CHF 16 million and CHF 24 million, respectively, of which CHF 13 million, CHF 11 million and CHF 10 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Equity securities at measurement alternative
in / end of	9M20	Cumulative	9M19
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(5)	(13)	(1)
Upward adjustments	137	148	11
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 35 million, CHF 33 million and CHF 34 million for 3Q20, 2Q20 and 4Q19, respectively.
An impairment of CHF 1 million was recorded on real estate held-for-investments in 2Q20 and 9M20. No impairments were recorded on real estate held-for-investments in 3Q20, 3Q19 and 9M19, respectively.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for loan losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	3Q20	2Q20	4Q19
Loans (CHF million)
Mortgages	110,913	110,022	109,671
Loans collateralized by securities	50,522	48,984	56,425
Consumer finance	5,119	4,977	4,401
Consumer	166,554	163,983	170,497
Real estate	28,851	29,095	29,220
Commercial and industrial loans	75,332	79,341	73,495
Financial institutions	18,458	20,046	20,367
Governments and public institutions	3,759	3,628	4,262
Corporate & institutional	126,400	132,110	127,344
Gross loans	292,954	296,093	297,841
of which held at amortized cost	280,986	282,862	285,179
of which held at fair value	11,968	13,231	12,662
Net (unearned income)/deferred expenses	(98)	(112)	(116)
Allowance for credit losses	(1,593)	(1,669)	(946)
Net loans	291,263	294,312	296,779
Gross loans by location (CHF million)
Switzerland	167,506	166,707	163,133
Foreign	125,448	129,386	134,708
Gross loans	292,954	296,093	297,841
Impaired loan portfolio (CHF million)
Non-performing loans	1,902	1,994	1,250
Non-interest-earning loans	274	280	260
Non-accrual loans	2,176	2,274	1,510
Restructured loans	310	226	350
Potential problem loans	783	791	266
Other impaired loans	1,093	1,017	616
Gross impaired loans [1]	3,269	3,291	2,126
1
As of the end of 3Q20, 2Q20 and 4Q19, CHF 200 million, CHF 213 million and CHF 208 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include nonaccrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance, effective since January 1, 2020. It includes the following sections:
■ Allowance for credit losses (including the methodology for estimating expected credit losses in non-impaired and impaired financial assets and current-period estimates);
■ Credit quality information (including monitoring of credit quality and internal ratings);
■ Past due financial assets;
■ Non-accrual financial assets;
■ Collateral-dependent financial assets;
■ Off-balance sheet credit exposure; and
■ Troubled debt restructurings and modifications.
As of the end of 3Q20, the Group had no notable balances of purchased financial assets with more than insignificant credit deterioration since origination.
Overview of financial instruments measured at amortized cost – by balance sheet position
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
3Q20 (CHF million)
Cash and due from banks	137,539		(5)	137,534
Interest-bearing deposits with banks	1,236	[2]	(5)	1,231
Securities purchased under resale agreements and securities borrowing transactions	21,955		0	21,955
Loans	280,888	[2,3]	(1,593)	279,295
Brokerage receivables	40,228	[2]	(1)	40,227
Other assets	14,260		(53)	14,207
Total	496,106		(1,657)	494,449
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 365 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 2 million relates to interest-bearing deposits with banks, CHF 355 million to loans and CHF 8 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 90 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Accounting policies
The credit loss requirements apply to financial assets measured at amortized cost including for example loans held-to-maturity and net investments in leases as a lessor as well as off-balance sheet credit exposures, such as irrevocable loan commitments, credit guarantees and similar instruments. The credit loss requirements are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.
The Group measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as gross domestic product (GDP), unemployment rates and interest rates.
For financial assets that are performing at the reporting date, the allowance for credit losses is generally measured using a probability of default (PD)/loss given default (LGD) approach under which PD, LGD and exposure at default (EAD) are estimated. For financial assets that are credit-impaired at the reporting date, the Group generally applies a discounted cash flow approach to determine the difference between the gross carrying amount and the present value of estimated future cash flows.
An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Changes in the allowance for credit losses are recorded in the consolidated statement of operations in provision for credit losses or, if related to provisions on past due interest, in net interest income.
Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding principal. If the amount of loss on write-off is greater than the accumulated allowance for credit losses, the difference results in an additional credit loss. The additional credit loss is first recognized as an addition to the allowance; the allowance is then applied against the gross carrying amount. Any repossessed collateral is initially measured at fair value. The subsequent measurement depends on the nature of the collateral. Any uncollectible accrued interest receivable is written off by reversing the related interest income.

Expected recoveries on financial assets previously written off or assessed/planned to be written off have to be reflected in the allowance for credit losses; for this purpose, the amount of expected recoveries cannot exceed the aggregate amounts previously written off or assessed/planned to be written off. Accordingly, expected recoveries from financial assets previously written off may result in an overall negative allowance for credit loss balance.
Estimating expected credit losses – overview
The following key elements and processes of estimating expected credit losses apply to the Group’s major classes of financial assets held at amortized cost.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment, the contractual maturities of exposures and estimated prepayment rates where applicable.
LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Group estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.
EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. EAD models have a term structure and EADs are estimated based on historical observations. For certain financial assets, the Group determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Group’s forward looking forecasts and applying regional segmentations where appropriate.
For periods beyond the reasonable and supportable forecast period, the Group reverts immediately to average economic environment variables as model input factors.
Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Group’s forward looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Group applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the CECL amounts.
The Group measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Group considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Group has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of impaired credit exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. If an individual credit exposure specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of expected credit losses as of the end of the reporting period. Thereafter, the allowance is revalued by Credit Risk Management, at least annually or more frequently, depending on the risk profile of the borrower or credit relevant events.
For impaired loans and certain other financial assets, the expected credit loss is measured using the present value of estimated future cash flows and the impaired credit exposure and related allowance are revalued to reflect the passage of time.
For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Group may become aware of specific adverse information relating to a counterparty’s ability to meet their contractual obligations, despite the current repayment status of their particular credit facility. Additional procedures may apply to specific classes of financial assets as described further below.

Troubled debt restructurings, also referred to as restructured loans, are considered impaired credit exposures in line with the Group’s policies and subject to individual assessment and provisioning for expected credit losses by the Group’s recovery functions. Restructured loans that defaulted again within 12 months from the last restructuring remain impaired or are impaired if they were considered non-impaired at the time of the subsequent default.
Current-period estimate of expected credit losses
The estimation and application of forward-looking information requires quantitative analysis and significant judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario.
The scenario design team formulates the baseline scenario projections used for the CECL calculation from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as MEFs.
The key MEFs used in each of the economic scenarios for the calculation of the expected credit losses include, but are not limited to, regional GDP and unemployment rates. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL from a longer term perspective.
As of the end of 3Q20, the forecast economic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario. The forecast range for the decline in Swiss real GDP for 2020 in the three scenarios was 2.4% to 4.5%. The forecast in the baseline scenario for the timing of the recovery of quarterly Swiss real GDP to return to pre-pandemic levels (i.e., 4Q19) is June 2022. The forecast range of decline in the eurozone real GDP for 2020 in the three scenarios was 6.1% to 9.1%. The forecast in the baseline scenario for the timing of the recovery of the quarterly eurozone real GDP to return to the 4Q19 level is June 2023. The forecast range for the decline in US real GDP for 2020 for the three scenarios was 4.4% to 6.1%. The forecast in the baseline scenario for the timing of the recovery of the quarterly US real GDP to return to the 4Q19 level is September 2022. The forecast range for the decline in world industrial production for 2020 in the three scenarios was 4.2% to 5.7%, while the forecast range for the rise in world industrial production for 2021 was 2.5% to 8.6%. The MEF projections incorporate adjustments to reflect the impact of COVID-19 related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide a forecast for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the current effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In the current environment, to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are necessary. These overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and credit level reviews. As a result of these overlays, provisions for credit losses are not solely derived from MEF projections.
The scenario design team within the Group’s Enterprise Strategic Risk (ESR) function determines the MEFs and market projections that are relevant for the Group’s three scenarios across the global credit portfolio. The scenario design team formulates the baseline scenario projections used for the CECL calculation from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the Bloomberg consensus of economist forecasts, forecasts from major central banks, nonpartisan think tanks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline projections. The downside and upside scenarios are derived from these baseline projections. All three scenario projections are subject to a review and challenge process and any feedback from this process is incorporated into the scenario projections by the ESR scenario design team. The CECL scenario design working group is the governance forum. It performs an additional review and challenge and subsequently approves the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and upside scenarios. MEFs and related market projections and the scenario occurrence probability weights used for the calculation of CECL are ultimately approved by the Senior Management Approval Committee.
Interest income attributable to passage of time
For financial assets held at amortized cost, for which the Group measures expected credit losses based on the discounted cash flow methodology, the entire change in present value is reported as credit loss expense or reversal of credit loss expense.
Methodology changes
The probability of default model for commodity trade finance exposures was adjusted during the reporting period to reflect the latest model development analysis and expert feedback. This change has been supported by backtesting results. The impact from this model change has been reflected in the table “Allowance for credit losses – loans held at amortized cost”.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. The main risk characteristics are described by individual class of financing receivable for each of these portfolio segments:
Consumer loans:
■ Mortgages: includes lending instruments secured by residential real estate; such credit exposure is sensitive to the level of interest rates and unemployment as well as real estate valuation.
■ Loans collateralized by securities: includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral.
■ Consumer finance: includes lending to private individuals such as credit cards, personal loans and leases; such credit exposure is sensitive to MEFs including economic growth, unemployment and interest rates.
Corporate & institutional loans:
■ Real estate: includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs including economic growth, unemployment, interest rates and industrial production as well as real estate valuation.
■ Commercial and industrial loans: includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs including economic growth, unemployment and industrial production.
■ Financial institutions: includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth and interest rates.
■ Governments and public institutions: includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs including economic growth.
Expected credit losses on impaired loans
In addition to the triggers described further above, loans managed on the Swiss platform are reviewed depending on event-driven developments. All corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be released, remain on the watch list or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All loans in recovery management on international platforms are reviewed on at least a quarterly basis.
Allowance for credit losses – loans held at amortized cost
	3Q20			2Q20			3Q19			[1]
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	399	1,270	1,669	349	1,082	1,431	171	711	882
Current-period provision for expected credit losses	11	38	49	62	218	280	9	54	63
of which methodology changes	0	(19)	(19)	0	0	0	–	–	–
of which provisions for interest [2]	(3)	5	2	16	0	16	–	–	–
Gross write-offs	(12)	(90)	(102)	(12)	(24)	(36)	(11)	(24)	(35)
Recoveries	1	3	4	2	1	3	4	0	4
Net write-offs	(11)	(87)	(98)	(10)	(23)	(33)	(7)	(24)	(31)
Provisions for interest	–	–	–	–	–	–	3	3	6
Foreign currency translation impact and other adjustments, net	(2)	(25)	(27)	(2)	(7)	(9)	(3)	7	4
Balance at end of period	397	1,196	1,593	399	1,270	1,669	173	751	924
of which individually evaluated	311	620	931	313	586	899	133	463	596
of which collectively evaluated	86	576	662	86	684	770	40	288	328
1 Measured under the previous accounting guidance (incurred loss model).
2 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

Allowance for credit losses – loans held at amortized cost (continued)
	9M20				9M19			[1]
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	241	808	1,049	[2]	187	715	902
Current-period provision for expected credit losses	194	571	765		31	122	153
of which methodology changes	0	(19)	(19)		–	–	–
of which provisions for interest [3]	18	9	27		–	–	–
Gross write-offs	(36)	(149)	(185)		(59)	(117)	(176)
Recoveries	6	5	11		7	12	19
Net write-offs	(30)	(144)	(174)		(52)	(105)	(157)
Provisions for interest	–	–	–		8	19	27
Foreign currency translation impact and other adjustments, net	(8)	(39)	(47)		(1)	0	(1)
Balance at end of period	397	1,196	1,593		173	751	924
1 Measured under the previous accounting guidance (incurred loss model).
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million is reflected in consumer loans and CHF 48 million in corporate & institutional loans.

3 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 102 million in 3Q20 compared to gross write-offs of CHF 36 million in 2Q20 and were primarily related to corporate & institutional loans in both quarters. In 3Q20, gross write-offs in corporate & institutional loans mainly included a write-off in ship finance, write-offs due to the sale of exposures in the telecommunication and restaurant sectors and several write-offs in the small and medium sized enterprise business area. In 2Q20, gross write-offs mainly included two positions in commodity trade finance, a write-off related to the sale of an impaired position in the oil and gas sector and a write-off related to the liquidation of collateral on a ship finance position in corporate & institutional loans.
Purchases, reclassifications and sales – loans held at amortized cost
	3Q20			2Q20			3Q19
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	3	665	668	21	643	664	2	534	536
Reclassifications from loans held-for-sale [2]	0	2	2	0	4	4	0	0	0
Reclassifications to loans held-for-sale [3]	0	626	626	0	528	528	0	545	545
Sales [3]	0	356	356	0	558	558	0	500	500
	9M20			9M19
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	24	1,993	2,017	2	1,511	1,513
Reclassifications from loans held-for-sale [2]	0	6	6	0	11	11
Reclassifications to loans held-for-sale [3]	0	1,614	1,614	0	2,293	2,293
Sales [3]	0	1,336	1,336	0	2,106	2,106
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment; they have the following risk characteristics:
■ Cash and due from banks and interest-bearing deposits with banks: includes balances held with banks, primarily cash balances with central banks and nostro accounts; such credit exposure is sensitive to the credit rating and profile of the bank or central bank.
■ Reverse repurchase agreements and securities borrowing transactions: includes lending and borrowing of securities against cash or other financial collateral; such credit exposure is sensitive to the credit rating and profile of the counterparty and relative changes in the valuation of securities and financial collateral.
■ Brokerage receivables: includes mainly settlement accounts with brokers and margin accounts; such credit exposure is sensitive to the credit rating and profile of the counterparty.
■ Other assets: includes mainly cash collateral, accrued interest, fees receivable, mortgage servicing advances and failed purchases; such credit exposure is sensitive to the credit rating and profile of the related counterparty.
Allowance for credit losses – other financial assets held at amortized cost
	3Q20	2Q20	9M20
CHF million
Balance at beginning of period	70	52	45
Current-period provision for expected credit losses	(4)	21	32
Gross write-offs	(3)	(1)	(12)
Recoveries	1	1	2
Net write-offs	(2)	0	(10)
Foreign currency translation impact and other adjustments, net	0	(3)	(3)
Balance at end of period	64	70	64
of which individually evaluated	25	20	25
of which collectively evaluated	39	50	39
Credit quality information
Monitoring of credit quality and internal ratings – Overview
The Group monitors the credit quality of financial assets held at amortized cost through its credit risk management framework, which provides for the consistent evaluation, measurement and management of credit risk across the Group. Assessment of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models.
> Refer to “Expected credit losses on non-impaired credit exposures” for further information on PD, LGD and EAD.
The credit risk management framework incorporates the following core elements:
■ Counterparty and transaction assessments: application of internal credit ratings (using PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ Credit limits: establishment of credit limits, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ Credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ Risk mitigation: active management of risk mitigation provided in relation to credit exposures, including through the use of cash sales, participations, collateral or guarantees or hedging instruments.
The Group evaluates and assesses counterparties and clients to whom it has credit exposures, primarily using internal rating models. The Group uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For a majority of counterparties and clients, internal ratings are based on internally developed statistical models that have been backtested against internal experience and validated by a function independent of model development. Findings from backtesting serve as a key input for any future rating model developments. The Group’s internally developed statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals, such as balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending, and market data) and qualitative factors (e.g., credit histories from credit reporting bureaus and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs, such as peer analyses, industry comparisons, external ratings and research as well as the judgment of senior credit officers.
In addition to counterparty ratings, Credit Risk Management also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review depending on exposure type, client segment, collateral or event-driven developments. The Group’s internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. The Group’s internal rating bands are reviewed on an annual basis with reference to extended historical default data and are therefore based on stable long-run averages. Adjustments to PD bands are only made where significant deviations to existing values are detected. The last update was made in 2012 and since then no significant changes to the robust long-run averages have been detected.
For the purpose of the credit quality disclosures included in these financial statements, an equivalent rating based on the Standard & Poor’s rating scale is assigned to the Group’s internal ratings based on the PD band associated with each rating. These internal ratings are used consistently across all classes of financial assets and are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.

A rigorous credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Credit Risk Management maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired loans” for further information on credit monitoring.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, by year of origination.
Consumer loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q20 (CHF million)
Mortgages
2020	11,023	1,061	4	12,088
2019	14,949	1,609	14	16,572
2018	10,964	1,004	63	12,031
2017	7,891	913	58	8,862
2016	11,571	922	48	12,541
Prior years	44,110	3,208	196	47,514
Total term loans	100,508	8,717	383	109,608
Revolving loans	765	534	6	1,305
Total	101,273	9,251	389	110,913
Loans collateralized by securities
2020	1,684	1,036	0	2,720
2019	1,166	396	55	1,617
2018	728	92	179	999
2017	93	35	49	177
2016	185	156	0	341
Prior years	572	210	1	783
Total term loans	4,428	1,925	284	6,637
Revolving loans [1]	40,799	2,991	95	43,885
Total	45,227	4,916	379	50,522
Consumer finance
2020	803	713	3	1,519
2019	647	573	17	1,237
2018	298	264	22	584
2017	111	168	19	298
2016	44	72	11	127
Prior years	109	105	43	257
Total term loans	2,012	1,895	115	4,022
Revolving loans	599	311	87	997
Total	2,611	2,206	202	5,019
Consumer – total
2020	13,510	2,810	7	16,327
2019	16,762	2,578	86	19,426
2018	11,990	1,360	264	13,614
2017	8,095	1,116	126	9,337
2016	11,800	1,150	59	13,009
Prior years	44,791	3,523	240	48,554
Total term loans	106,948	12,537	782	120,267
Revolving loans	42,163	3,836	188	46,187
Total	149,111	16,373	970	166,454
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q20 (CHF million)
Real estate
2020	3,309	1,807	0	5,116
2019	3,419	2,109	1	5,529
2018	2,399	1,087	128	3,614
2017	1,213	447	82	1,742
2016	1,944	353	24	2,321
Prior years	7,046	1,346	25	8,417
Total term loans	19,330	7,149	260	26,739
Revolving loans	1,054	238	68	1,360
Total	20,384	7,387	328	28,099
Commercial and industrial loans
2020	4,958	10,013	90	15,061
2019	4,692	7,228	279	12,199
2018	2,100	4,652	267	7,019
2017	1,203	2,209	47	3,459
2016	1,172	1,441	26	2,639
Prior years	3,478	4,078	136	7,692
Total term loans	17,603	29,621	845	48,069
Revolving loans	13,256	9,100	547	22,903
Total	30,859	38,721	1,392	70,972
Financial institutions
2020	2,569	419	0	2,988
2019	2,150	148	40	2,338
2018	1,068	412	7	1,487
2017	133	107	0	240
2016	42	107	20	169
Prior years	344	87	1	432
Total term loans	6,306	1,280	68	7,654
Revolving loans	5,993	633	1	6,627
Total	12,299	1,913	69	14,281
Governments and public institutions
2020	66	14	0	80
2019	137	29	0	166
2018	81	0	0	81
2017	33	0	0	33
2016	259	1	0	260
Prior years	512	36	0	548
Total term loans	1,088	80	0	1,168
Revolving loans	12	0	0	12
Total	1,100	80	0	1,180
Corporate & institutional – total
2020	10,902	12,253	90	23,245
2019	10,398	9,514	320	20,232
2018	5,648	6,151	402	12,201
2017	2,582	2,763	129	5,474
2016	3,417	1,902	70	5,389
Prior years	11,380	5,547	162	17,089
Total term loans	44,327	38,130	1,173	83,630
Revolving loans	20,315	9,971	616	30,902
Total	64,642	48,101	1,789	114,532

Total loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q20 (CHF million)
Loans held at amortized cost – total
2020	24,412	15,063	97	39,572
2019	27,160	12,092	406	39,658
2018	17,638	7,511	666	25,815
2017	10,677	3,879	255	14,811
2016	15,217	3,052	129	18,398
Prior years	56,171	9,070	402	65,643
Total term loans	151,275	50,667	1,955	203,897
Revolving loans	62,478	13,807	804	77,089
Total	213,753	64,474	2,759	280,986	[1]
Value of collateral [2]	194,826	51,999	2,008	248,833
1 Excludes accrued interest on loans held at amortized cost of CHF 355 million.
2
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

4Q19 Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
4Q19 (CHF million)
Mortgages	99,677	9,629	365	109,671
Loans collateralized by securities	50,766	5,531	128	56,425
Consumer finance	1,527	2,677	167	4,371
Consumer	151,970	17,837	660	170,467
Real estate	20,524	7,674	125	28,323
Commercial and industrial loans	30,090	38,522	1,108	69,720
Financial institutions	13,267	2,122	47	15,436
Governments and public institutions	1,166	67	0	1,233
Corporate & institutional	65,047	48,385	1,280	114,712
Gross loans held at amortized cost	217,017	66,222	1,940	285,179
Value of collateral [1]	200,521	54,543	1,378	256,442
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Value of collateral
In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the property, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In the Group’s investment banking businesses, collateral-dependent loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade, by year of origination.
Other financial assets held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q20 (CHF million)
Other financial assets held at amortized cost
2018	0	68	0	68
Total term positions	0	68	0	68
Revolving positions	0	909	0	909
Total	0	977	0	977
Includes mortgage servicing advances and failed purchases.
Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q20 (CHF million)
Mortgages	110,399	112	23	35	344	514	110,913
Loans collateralized by securities	50,253	13	0	1	255	269	50,522
Consumer finance	4,206	562	23	57	171	813	5,019
Consumer	164,858	687	46	93	770	1,596	166,454
Real estate	27,935	91	4	2	67	164	28,099
Commercial and industrial loans	69,434	389	95	144	910	1,538	70,972
Financial institutions	13,919	293	10	1	58	362	14,281
Governments and public institutions	1,161	18	0	0	1	19	1,180
Corporate & institutional	112,449	791	109	147	1,036	2,083	114,532
Total loans held at amortized cost	277,307	1,478	155	240	1,806	3,679	280,986	[1]
4Q19 (CHF million)
Mortgages	109,279	83	16	9	284	392	109,671
Loans collateralized by securities	56,287	79	0	2	57	138	56,425
Consumer finance	3,826	283	61	43	158	545	4,371
Consumer	169,392	445	77	54	499	1,075	170,467
Real estate	28,094	95	10	2	122	229	28,323
Commercial and industrial loans	68,462	528	62	71	597	1,258	69,720
Financial institutions	15,300	85	1	3	47	136	15,436
Governments and public institutions	1,207	26	0	0	0	26	1,233
Corporate & institutional	113,063	734	73	76	766	1,649	114,712
Total loans held at amortized cost	282,455	1,179	150	130	1,265	2,724	285,179
1 Excludes accrued interest on loans held at amortized cost of CHF 355 million.

As of the end of 3Q20, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.
Non-accrual financial assets
Overview
Generally, a financial asset is deemed non-accrual and recognition of any interest in the statement of operations is discontinued when the contractual payments of principal and/or interest are more than 90 days past due.
Payments collected on non-accrual financial assets are accounted for using the cash basis or the cost recovery method or a combination of both.
Generally, non-accrual financial assets may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the contractual arrangement and when certain performance criteria are met.
> Refer to “Allowance for credit losses” for further information on write-offs of financial assets and related recoveries.
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
Non-accrual loans held at amortized cost
	9M20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	337	385	2	18
Loans collateralized by securities	122	255	1	51
Consumer finance	168	205	1	1
Consumer	627	845	4	70
Real estate	155	292	5	48
Commercial and industrial loans	682	970	32	24
Financial institutions	46	68	0	8
Governments and public institutions	0	1	0	0
Corporate & institutional	883	1,331	37	80
Total loans held at amortized cost	1,510	2,176	41	150
In the Group’s recovery management international function, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. For the Group’s Swiss-based recovery functions, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is certain that parts of a loan or the entire loan will not be recoverable. Write-offs of a remaining loan balance are executed once available debt enforcement procedures are exhausted.
Collateral-dependent financial assets
Collateral-dependent financial assets are assets for which repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower, based on the Group’s assessment, is experiencing financial difficulty as of the reporting date. Qualitative factors that were relevant to the Group as of the reporting date were considered and due diligence was conducted for determining when a loan is collateral-dependent.
The Group’s collateral-dependent financial assets are managed by three recovery management functions. The recovery management international function is responsible for all collateral-dependent financial assets booked outside Switzerland. For collateral-dependent financial assets booked on the Swiss platform, the Group has separate recovery management functions for exposures to domestic clients and exposures to international clients.
Collateral-dependent financial assets managed by the recovery management international function mainly includes mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. As of the end of 3Q20, the overall collateral coverage ratio was 144% of the Group’s collateral-dependent financial asset exposure managed by the recovery management international function, compared to 136% as of the end of 2Q20. The increase in the overall collateral coverage ratio was mainly driven by newly impaired revolving facilities in the oil and gas sector and newly impaired mortgages that were over-collateralized.
Collateral-dependent financial assets booked on the Swiss platform and related to international clients mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages and aviation finance exposures. Ship finance exposures are collateralized by vessels mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aircraft finance exposures are collateralized by aircraft mortgages of business jets as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans decreased in 3Q20 mainly driven by a write-off, repayments and upgrades in ship finance, partially offset by an increase in residential mortgages. The overall collateral coverage ratio was stable at 85% as of the end of 3Q20.
Collateral-dependent financial assets booked on the Swiss platform and related to domestic clients mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased slightly from approximately 90% as of the end of 2Q20 to approximately 88% as of the end of 3Q20 both for residential and commercial mortgages, reflecting repayments of mortgages with higher collateral coverage ratios and decreases in collateral values on the remaining portfolio.
Off-balance sheet credit exposures
The Group portfolio comprises off-balance sheet exposures with credit risk in the form of irrevocable commitments, guarantees and similar instruments which are in the scope of CECL measurement. The main risk characteristics are as follows:
■ Irrevocable commitments are primarily commitments made to corporate and institutional borrowers to provide loans under approved, but undrawn, credit facilities. In addition, the Group has irrevocable commitments under documentary credits for corporate and institutional clients that facilitate international trade. The related credit risk exposure is to corporate clients, including small and medium-sized enterprises, large corporates and multinational clients who are impacted by macroeconomic and industry-specific factors such as economic growth, unemployment and industrial production.
■ Guarantees are provided to third parties which contingently obligate the Group to make payments in the event that the underlying counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The credit risk associated with guarantees is primarily to corporate and institutional clients and financial institutions, which are sensitive to MEFs including economic growth and interest rates.
For undrawn irrevocable loan commitments, the present value is calculated based on the difference between the contractual cash flows that are due to the Group if the commitment is drawn and the cash flows that the Group expects to receive, in order to estimate the provision for expected credit losses. For credit guarantees, expected credit losses are recognized for the contingency of the credit guarantee. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated balance sheets.
For off-balance sheet credit exposures, methodology, scenarios and MEFs used to estimate the provision for expected credit losses are the same as those used to estimate the allowance for credit losses for financial assets held at amortized cost. For the EAD models, a credit conversion factor or similar methodology is applied to off-balance sheet credit exposures in order to project the additional drawn amount between current utilization and the committed facility amount.
> Refer to “Allowance for credit losses” for further information on methodology, scenarios and MEFs used to estimate expected credit losses.

Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	3Q20			2Q20			3Q19
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	1	49	49	2	116	116	0	0	0
Commercial and industrial loans	4	38	30	1	2	1	4	138	127
Total loans	5	87	79	3	118	117	4	138	127
	9M20			9M19
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	1	7	7
Loans collateralized by securities	3	165	165	0	0	0
Commercial and industrial loans	11	70	45	10	152	141
Total loans	14	235	210	11	159	148
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	3Q20		2Q20		3Q19
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Commercial and industrial loans	1	1	3	12	0	0
Total loans	1	1	3	12	0	0
	9M20		9M19
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	1	13
Commercial and industrial loans	4	13	0	0
Total loans	4	13	1	13
In 9M20, the loan modifications of the Group included waiver of claims, extended loan repayment terms, including postponed loan amortization, extended pay-back period or maturity date, partly in combination with changes in covenants.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.

20 Goodwill
3Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	598	1,443	1,069	5,445	8,567
Foreign currency translation impact	(10)	(33)	(20)	(36)	(99)
Balance at end of period	588	1,410	1,049	5,409	8,468
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	588	1,410	1,049	1,530	4,577
9M20
Gross amount of goodwill (CHF million)
Balance at beginning of period	607	1,494	995	5,446	8,554
Goodwill acquired during the year	0	9	98	24	131
Foreign currency translation impact	(17)	(63)	(33)	(61)	(174)
Other	(2)	(30)	(11)	0	(43)
Balance at end of period	588	1,410	1,049	5,409	8,468
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	3,879	3,891
Balance at end of period	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	588	1,410	1,049	1,530	4,577
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. There was no triggering event in 3Q20 except for that on July 30, 2020, the Group announced an updated strategy and related organizational changes, which included the introduction of a new segment structure with an effective date of August 1, 2020. Under the prior structure, the reporting units were Swiss Universal Bank – Private Clients, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected, Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets. As a result of the organizational changes, the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units were combined into one new reporting unit named Investment Bank.
The announcement of the strategy and organizational changes represented a triggering event for goodwill impairment testing purposes and under US GAAP goodwill has to be tested for impairment before and immediately after a reorganization of reporting units. Based on this goodwill impairment analysis, the Group concluded that there would be no impairment necessary for its Global Markets, Investment Banking & Capital Markets and Asia Pacific - Markets reporting units under the prior reporting structure as the estimated fair value of these reporting units exceeded their related carrying values by 11%, 13% and 6%, respectively. The goodwill allocated to these reporting units became more sensitive to an impairment due to the higher implied costs of equity due to the greater economic uncertainty resulting from the COVID-19 pandemic.
The Group additionally considered the potential of impairment of the new reporting unit named Investment Bank. The estimated fair value of the reporting unit, based on pro-forma financial plans, substantially exceeds its related carrying value. The five-year strategic business plan used to derive the fair value included management’s assumptions as to when normalized market conditions would return as well as subsequent continued revenue growth.
The approach for determining the carrying value and estimating the fair values of the reporting units was applied consistently for both the prior reporting structure and the new reporting structure.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units under the prior structure and the Investment Bank reporting unit under the new reporting structure. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill under the new reporting structure, in particular for the Investment Bank reporting unit, would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

21 Other assets and other liabilities
end of	3Q20	2Q20	4Q19
Other assets (CHF million)
Cash collateral on derivative instruments	6,604	7,488	4,570
Cash collateral on non-derivative transactions	727	556	428
Derivative instruments used for hedging	268	173	183
Assets held-for-sale	6,958	7,460	8,971
of which loans [1]	6,929	7,406	8,886
allowance for loans held-for-sale	(18)	(8)	–
of which real estate [2]	28	29	38
of which long-lived assets	1	25	47
Premises, equipment and right-of-use assets	7,529	7,650	7,832
Assets held for separate accounts	103	106	111
Interest and fees receivable	4,640	4,493	4,688
Deferred tax assets	3,901	4,020	4,399
Prepaid expenses	601	658	431
of which cloud computing arrangement implementation costs	37	33	27
Failed purchases	1,621	1,836	1,643
Defined benefit pension and post-retirement plan assets	3,140	3,011	2,878
Other	3,408	3,695	3,475
Other assets	39,500	41,146	39,609
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,756	7,184	7,457
Cash collateral on non-derivative transactions	292	244	516
Derivative instruments used for hedging	63	15	48
Operating leases liabilities	2,847	2,911	3,213
Provisions	1,413	1,329	1,179
of which expected credit losses on off-balance sheet credit exposures	303	262	172
Restructuring liabilities	45	–	–
Liabilities held for separate accounts	103	106	111
Interest and fees payable	4,844	4,993	5,101
Current tax liabilities	563	573	678
Deferred tax liabilities	672	646	523
Failed sales	925	920	936
Defined benefit pension and post-retirement plan liabilities	384	436	455
Other	10,321	9,430	10,826
Other liabilities	30,228	28,787	31,043
1 Included as of the end of 3Q20, 2Q20 and 4Q19 were CHF 275 million, CHF 278 million and CHF 800 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 3Q20, 2Q20 and 4Q19, real estate held-for-sale included foreclosed or repossessed real estate of CHF 11 million, CHF 8 million and CHF 9 million, respectively, of which CHF 8 million, CHF 8 million and CHF 9 million, respectively were related to residential real estate.

22 Long-term debt
Long-term debt
end of	3Q20	2Q20	4Q19
Long-term debt (CHF million)
Senior	124,663	128,417	108,667
Subordinated	38,064	39,206	41,667
Non-recourse liabilities from consolidated VIEs	1,669	1,803	1,671
Long-term debt	164,396	169,426	152,005
of which reported at fair value	70,084	68,798	70,331
of which structured notes	47,408	47,398	49,435
Structured notes by product
end of	3Q20	2Q20	4Q19
Structured notes by product (CHF million)
Equity	29,640	29,180	31,666
Fixed income	14,073	14,295	13,558
Credit	3,267	3,409	3,734
Other	428	514	477
Total structured notes	47,408	47,398	49,435

23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
3Q20 (CHF million)
Balance at beginning of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
Increase/(decrease)	(56)	(850)	2		6	0	(583)	(1,481)
Reclassification adjustments, included in net income/(loss)	23	1	0		72	(37)	27	86
Total increase/(decrease)	(33)	(849)	2		78	(37)	(556)	(1,395)
Balance at end of period	238	(16,346)	12		(3,466)	499	(1,636)	(20,699)
2Q20 (CHF million)
Balance at beginning of period	253	(15,064)	28		(3,617)	570	1,578	(16,252)
Increase/(decrease)	13	(450)	(47)		0	0	(2,680)	(3,164)
Reclassification adjustments, included in net income/(loss)	5	17	29		73	(34)	22	112
Total increase/(decrease)	18	(433)	(18)		73	(34)	(2,658)	(3,052)
Balance at end of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
3Q19 (CHF million)
Balance at beginning of period	17	(13,834)	36		(3,570)	669	(2,264)	(18,946)
Increase/(decrease)	(29)	240	9		120	0	352	692
Increase/(decrease) due to equity method investments	17	(18)	0		0	0	0	(1)
Reclassification adjustments, included in net income/(loss)	30	4	0		63	(33)	29	93
Total increase/(decrease)	18	226	9		183	(33)	381	784
Balance at end of period	35	(13,608)	45		(3,387)	636	(1,883)	(18,162)
9M20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	112	(1,895)	(50)		6	0	1,010	(817)
Reclassification adjustments, included in net income/(loss)	98	18	32		218	(105)	126	387
Total increase/(decrease)	210	(1,877)	(18)		224	(105)	1,136	(430)
Balance at end of period	238	(16,346)	12		(3,466)	499	(1,636)	(20,699)
9M19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10		(3,974)	387	(890)	(17,981)
Increase/(decrease)	63	(154)	35		443	338	(1,111)	(386)
Increase/(decrease) due to equity method investments	10	(18)	0		0	0	0	(8)
Reclassification adjustments, included in net income/(loss)	34	6	0		186	(89)	140	277
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	107	(166)	35		587	249	(993)	(181)
Balance at end of period	35	(13,608)	45		(3,387)	636	(1,883)	(18,162)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 3Q20, 2Q20, 3Q19, 9M20 and 9M19.

Details of significant reclassification adjustments
in	3Q20	2Q20	3Q19	9M20	9M19
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	1	17	4	18	6
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	88	89	79	267	235
Tax expense/(benefit)	(16)	(16)	(16)	(49)	(49)
Net of tax	72	73	63	218	186
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(46)	(41)	(42)	(129)	(113)
Tax expense	9	7	9	24	24
Net of tax	(37)	(34)	(33)	(105)	(89)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q20		2Q20		3Q19		9M20		9M19
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Cancellation of repurchased shares	(108,264,000)		0		0		(108,264,000)		0
Balance at end of period	2,447,747,720		2,556,011,720		2,556,011,720		2,447,747,720		2,556,011,720
Treasury shares
Balance at beginning of period	(114,411,959)		(156,996,084)		(48,237,130)		(119,761,811)		(5,427,691)
Sale of treasury shares	223,335,831		170,488,741		229,827,925		633,301,158		622,073,620
Repurchase of treasury shares	(244,997,898)		(172,555,047)		(266,547,430)		(697,616,335)		(739,981,865)
Cancellation of repurchased shares	108,264,000		0		0		108,264,000		0
Share-based compensation	1,851,803		44,650,431		2,729,394		49,854,765		41,108,695
Balance at end of period	(25,958,223)		(114,411,959)		(82,227,241)		(25,958,223)		(82,227,241)
Common shares outstanding
Balance at end of period	2,421,789,497	[1]	2,441,599,761	[1]	2,473,784,479	[1]	2,421,789,497	[1]	2,473,784,479	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	3Q20		4Q19
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.9	4.8	3.8	3.0
OTC	75.2	72.6	63.7	61.9
Exchange-traded	0.4	0.3	0.3	0.2
Interest rate products	81.5	77.7	67.8	65.1
OTC-cleared	0.2	0.3	0.1	0.2
OTC	21.2	24.2	21.0	25.4
Foreign exchange products	21.4	24.5	21.1	25.6
OTC	10.8	13.1	10.1	10.4
Exchange-traded	10.1	11.0	5.3	5.0
Equity/index-related products	20.9	24.1	15.4	15.4
OTC-cleared	0.8	0.8	2.8	3.0
OTC	4.5	5.3	3.1	4.0
Credit derivatives	5.3	6.1	5.9	7.0
OTC	1.9	1.2	1.2	0.5
Exchange-traded	0.1	0.1	0.0	0.0
Other products [1]	2.0	1.3	1.2	0.5
OTC-cleared	6.9	5.9	6.7	6.2
OTC	113.6	116.4	99.1	102.2
Exchange-traded	10.6	11.4	5.6	5.2
Total gross derivatives subject to enforceable master netting agreements	131.1	133.7	111.4	113.6
Offsetting (CHF billion)
OTC-cleared	(6.4)	(5.5)	(6.0)	(5.3)
OTC	(99.0)	(109.0)	(87.0)	(93.6)
Exchange-traded	(9.9)	(10.0)	(4.9)	(4.9)
Offsetting	(115.3)	(124.5)	(97.9)	(103.8)
of which counterparty netting	(97.9)	(97.9)	(83.2)	(83.2)
of which cash collateral netting	(17.4)	(26.6)	(14.7)	(20.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.5	0.4	0.7	0.9
OTC	14.6	7.4	12.1	8.6
Exchange-traded	0.7	1.4	0.7	0.3
Total net derivatives subject to enforceable master netting agreements	15.8	9.2	13.5	9.8
Total derivatives not subject to enforceable master netting agreements [2]	11.3	5.7	4.4	3.7
Total net derivatives presented in the consolidated balance sheets	27.1	14.9	17.9	13.5
of which recorded in trading assets and trading liabilities	26.9	14.8	17.7	13.5
of which recorded in other assets and other liabilities	0.2	0.1	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 3Q20 and 4Q19. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	3Q20				4Q19
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	72.8	(9.9)	62.9		80.6	(10.9)	69.7
Securities borrowing transactions	12.5	(0.2)	12.3		12.3	(0.5)	11.8
Total subject to enforceable master netting agreements	85.3	(10.1)	75.2		92.9	(11.4)	81.5
Total not subject to enforceable master netting agreements [1]	22.1	–	22.1		25.5	–	25.5
Total	107.4	(10.1)	97.3	[2]	118.4	(11.4)	107.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 75,373 million and CHF 85,556 million of the total net amount as of the end of 3Q20 and 4Q19, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	3Q20				4Q19
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	34.9	(10.1)	24.8		28.0	(11.4)	16.6
Securities lending transactions	3.2	0.0	3.2		5.5	0.0	5.5
Obligation to return securities received as collateral, at fair value	44.4	0.0	44.4		39.0	0.0	39.0
Total subject to enforceable master netting agreements	82.5	(10.1)	72.4		72.5	(11.4)	61.1
Total not subject to enforceable master netting agreements [1]	3.4	–	3.4		2.0	–	2.0
Total	85.9	(10.1)	75.8		74.5	(11.4)	63.1
of which securities sold under repurchase agreements and securities lending transactions	40.8	(10.1)	30.7	[2]	34.3	(11.4)	22.9	[2]
of which obligation to return securities received as collateral, at fair value	45.1	0.0	45.1		40.2	0.0	40.2
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 19,907 million and CHF 10,715 million of the total net amount as of the end of 3Q20 and 4Q19, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	3Q20						4Q19
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	15.8	5.7		0.2		9.9	13.5	4.4		0.0		9.1
Securities purchased under resale agreements	62.9	62.9		0.0		0.0	69.7	69.7		0.0		0.0
Securities borrowing transactions	12.3	11.9		0.0		0.4	11.8	11.2		0.0		0.6
Total financial assets subject to enforceable master netting agreements	91.0	80.5		0.2		10.3	95.0	85.3		0.0		9.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	9.2	1.8		0.0		7.4	9.8	1.7		0.0		8.1
Securities sold under repurchase agreements	24.8	24.8		0.0		0.0	16.6	16.6		0.0		0.0
Securities lending transactions	3.2	2.9		0.0		0.3	5.5	4.5		0.0		1.0
Obligation to return securities received as collateral, at fair value	44.4	38.4		0.0		6.0	39.0	33.0		0.0		6.0
Total financial liabilities subject to enforceable master netting agreements	81.6	67.9		0.0		13.7	70.9	55.8		0.0		15.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 3Q20 income tax charge of CHF 258 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to NOLs, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOLs and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2020, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 15.9 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 3 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2013; the US – 2010; and the Netherlands – 2010.
Effective tax rate
in	3Q20	2Q20	3Q19	9M20	9M19
Effective tax rate (%)	32.1	25.2	22.4	15.2	26.6
Tax expense reconciliation
in	3Q20
CHF million
Income tax expense computed at the Swiss statutory tax rate of 20%	161
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(6)
Changes in tax law and rates	(9)
Other non-deductible expenses	56
Changes in deferred tax valuation allowance	48
Lower taxed income	(23)
Change in recognition of outside basis difference	(6)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	7
Other	30
Income tax expense/(benefit)	258
Foreign tax rate differential
3Q20 included a foreign tax benefit of CHF 6 million, mainly driven by losses made in higher tax jurisdictions, such as the UK, partially offset by profits made in higher tax jurisdictions, such as the US.
Changes in tax law and rates
3Q20 included the impact of CHF 9 million related to the tax rate change in the UK.
Other non-deductible expenses
3Q20 included the impact of CHF 34 million from non-deductible legacy litigation provisions and CHF 22 million relating to non-deductible interest expenses and non-deductible bank levy costs.
Changes in deferred tax valuation allowance
3Q20 included the impact of the estimated current year earnings, resulting in an increase in valuation allowances of CHF 71 million, mainly in respect of one of the Group’s operating entities in the UK. This is partially offset by a decrease in valuation allowance of CHF 23 million, mainly in respect of two of the Group’s operating entities in the UK and in Hong Kong.
Lower taxed income
3Q20 primarily included the tax benefit of CHF 9 million of non-taxable dividend income, as well as the impact of CHF 5 million related to the Pfandbriefbank equity investment revaluation gain in Switzerland, CHF 4 million related to the transfer of the InvestLab fund platform to Allfunds Group and CHF 4 million related to non-taxable life insurance income. The remaining balance included various smaller items.
Other
3Q20 included an income tax expense of CHF 30 million, which mainly reflected the tax impact of CHF 23 million relating to transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF 12 million relating to prior years adjustments, CHF 8 million relating to the adverse earnings mix of one of the Group’s entities in Switzerland, CHF 6 million relating to the current year BEAT provision, CHF 5 million relating to withholding taxes, CHF 3 million relating to unrealized mark-to-market results on share-based compensation and CHF 3 million relating to own credit valuation movements. This was partially offset by a tax benefit of CHF 30 million relating to the reversal of unrecognized tax benefits. The remaining balance included various smaller items.
Net deferred tax assets
end of	3Q20	2Q20
Net deferred tax assets (CHF million)
Deferred tax assets	3,901	4,020
of which net operating losses	1,330	1,445
of which deductible temporary differences	2,571	2,575
Deferred tax liabilities	(672)	(646)
Net deferred tax assets	3,229	3,374
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, deferred cash awards and retention awards.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q20 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q20	2Q20	3Q19		9M20	9M19
Deferred compensation expense (CHF million)
Share awards	134	144	148	[1]	433	446	[1]
Performance share awards	106	120	114		339	344
Contingent Capital Awards	86	100	52		172	212
Deferred cash awards	115	138	111	[1]	263	297	[1]
Retention awards	9	10	3	[1]	28	11	[1]
Total deferred compensation expense	450	512	428		1,235	1,310
1 Prior period has been reclassified to conform to the current presentation.
Estimated unrecognized deferred compensation
end of	3Q20
Estimated unrecognized compensation expense (CHF million)
Share awards	595
Performance share awards	314
Contingent Capital Awards	217
Deferred cash awards	302
Retention Awards	35
Total	1,463

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
3Q20 activity
In 3Q20, the Group granted deferred stock retention awards of CHF 1 million. These awards are expensed over the applicable vesting period from the grant date. Amortization of retention awards granted in 3Q20 and prior periods totaled CHF 9 million in 3Q20.

Share-based award activity
	3Q20		9M20
Number of awards (in millions)	Share awards	Performance share awards	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	131.6	96.0	110.5	72.4
Granted	0.1	0.0	68.3	50.9
Settled	(1.2)	(2.1)	(46.4)	(28.9)
Forfeited	(2.1)	(0.6)	(4.0)	(1.1)
Balance at end of period	128.4	93.3	128.4	93.3
of which vested	12.7	9.0	12.7	9.0
of which unvested	115.7	84.3	115.7	84.3
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 81 million, CHF 58 million, CHF 38 million, CHF 235 million and CHF 123 million, related to its defined contribution pension plans in 3Q20, 2Q20, 3Q19, 9M20 and 9M19, respectively. This includes expenses of CHF 42 million, CHF 20 million and CHF 53 million in 3Q20, 2Q20 and 1Q20, respectively, related to the new Swiss defined contribution plan, which took effect January 1, 2020.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
The Group expects to contribute CHF 373 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2020. As of the end of 3Q20, CHF 292 million of contributions have been made.
Components of net periodic benefit costs
in	3Q20	2Q20	3Q19	9M20	9M19
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	54	55	68	163	203
Interest costs on benefit obligation	22	23	34	69	114
Expected return on plan assets	(109)	(109)	(125)	(328)	(376)
Amortization of recognized prior service cost/(credit)	(41)	(41)	(42)	(124)	(113)
Amortization of recognized actuarial losses	87	87	79	261	235
Settlement losses/(gains)	1	2	0	6	0
Curtailment losses/(gains)	(5)	0	0	(5)	0
Special termination benefits	4	0	2	7	12
Net periodic benefit costs	13	17	16	49	75
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses and restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q20	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	6,420.1	1.8	1.7	0.0	0.0	0.0
Swaps	8,777.3	58.3	55.3	128.6	1.0	0.1
Options bought and sold (OTC)	1,131.1	21.1	21.0	0.0	0.0	0.0
Futures	287.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	126.7	0.4	0.3	0.0	0.0	0.0
Interest rate products	16,743.1	81.6	78.3	128.6	1.0	0.1
Forwards	1,021.1	8.1	8.5	13.4	0.1	0.1
Swaps	355.6	10.8	13.3	0.0	0.0	0.0
Options bought and sold (OTC)	275.5	3.3	3.6	0.0	0.0	0.0
Futures	8.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.7	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,661.5	22.2	25.4	13.4	0.1	0.1
Forwards	1.0	0.0	0.2	0.0	0.0	0.0
Swaps	165.4	4.7	6.3	0.0	0.0	0.0
Options bought and sold (OTC)	249.2	14.5	9.6	0.0	0.0	0.0
Futures	39.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	486.3	10.4	11.4	0.0	0.0	0.0
Equity/index-related products	941.5	29.6	27.5	0.0	0.0	0.0
Credit derivatives [2]	687.9	5.7	6.6	0.0	0.0	0.0
Forwards	18.0	0.4	0.5	0.0	0.0	0.0
Swaps	9.9	1.2	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	21.2	0.5	0.4	0.0	0.0	0.0
Futures	28.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.8	0.1	0.1	0.0	0.0	0.0
Other products [3]	81.2	2.2	1.4	0.0	0.0	0.0
Total derivative instruments	20,115.2	141.3	139.2	142.0	1.1	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 20,257.2 billion, CHF 142.4 billion and CHF 139.4 billion, respectively, as of September 30, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q19	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	6,226.5	0.9	0.9	0.0	0.0	0.0
Swaps	9,183.5	50.8	48.4	113.2	0.5	0.1
Options bought and sold (OTC)	1,355.4	16.3	16.4	0.0	0.0	0.0
Futures	264.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	103.4	0.3	0.2	0.0	0.0	0.0
Interest rate products	17,133.0	68.3	65.9	113.2	0.5	0.1
Forwards	1,073.5	8.0	9.1	14.1	0.1	0.1
Swaps	389.5	10.9	13.7	0.0	0.0	0.0
Options bought and sold (OTC)	270.8	3.0	3.5	0.0	0.0	0.0
Futures	9.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,743.0	21.9	26.3	14.1	0.1	0.1
Forwards	1.0	0.0	0.0	0.0	0.0	0.0
Swaps	175.2	4.3	4.6	0.0	0.0	0.0
Options bought and sold (OTC)	213.6	7.7	7.3	0.0	0.0	0.0
Futures	41.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	427.2	5.4	5.1	0.0	0.0	0.0
Equity/index-related products	858.2	17.4	17.0	0.0	0.0	0.0
Credit derivatives [2]	538.1	6.2	7.2	0.0	0.0	0.0
Forwards	13.2	0.2	0.1	0.0	0.0	0.0
Swaps	11.6	1.0	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	15.5	0.2	0.1	0.0	0.0	0.0
Futures	14.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.7	0.0	0.0	0.0	0.0	0.0
Other products [3]	56.8	1.4	0.7	0.0	0.0	0.0
Total derivative instruments	20,329.1	115.2	117.1	127.3	0.6	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 20,456.4 billion, CHF 115.8 billion and CHF 117.3 billion, respectively, as of December 31, 2019.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	3Q20	2Q20	3Q19	9M20	9M19
Interest rate products (CHF million)
Hedged items [1]	314	(205)	(609)	(2,060)	(2,307)
Derivatives designated as hedging instruments [1]	(302)	212	568	1,924	2,148
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	3Q20					4Q19
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	20.4	0.2		0.6		15.2	0.1		0.7
Long-term debt	72.0	2.3		1.0		65.8	1.2		0.3
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	3Q20	2Q20	3Q19	9M20	9M19
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(97)	21	12	191	132
Gains/(losses) reclassified from AOCI into interest and dividend income	(37)	0	0	(79)	2
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	23	(5)	(36)	(61)	(43)
Trading revenues	0	0	(20)	(30)	(16)
Other revenues	0	0	0	0	(4)
Total other operating expenses	7	(5)	(11)	(4)	(17)
Gains/(losses) reclassified from AOCI into income	7	(5)	(31)	(34)	(37)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	0	(9)	1	(16)
1 Related to the forward points of a foreign currency forward.
As of the end of 3Q20, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 115 million.
Net investment hedges
in	3Q20	2Q20	3Q19	9M20	9M19
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	44	(38)	18	525	(103)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	1	9	0	10	0
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	3Q20				4Q19
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.0	0.0	0.5	3.5	3.1	0.0	0.3	3.4
Collateral posted	2.6	0.0	–	2.6	2.7	0.1	–	2.8
Impact of a one-notch downgrade event	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.2	0.9	0.7	0.1	0.1	0.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 15.5 billion and CHF 16.7 billion as of the end of 3Q20 and 4Q19 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	3Q20							4Q19
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(61.3)	52.7		(8.6)	14.0		0.3	(52.6)	47.9		(4.7)	11.5		0.5
Non-investment grade	(32.3)	30.1		(2.2)	12.4		(0.2)	(32.1)	29.5		(2.6)	16.1		0.9
Total single-name instruments	(93.6)	82.8		(10.8)	26.4		0.1	(84.7)	77.4		(7.3)	27.6		1.4
of which sovereign	(15.0)	13.7		(1.3)	5.2		(0.1)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(78.6)	69.1		(9.5)	21.2		0.2	(67.5)	62.0		(5.5)	23.5		1.4
Multi-name instruments (CHF billion)
Investment grade [2]	(167.9)	164.2		(3.7)	35.1		(1.3)	(109.5)	108.9		(0.6)	44.0		0.7
Non-investment grade	(46.1)	41.8		(4.3)	14.5	[3]	(0.2)	(27.7)	24.5		(3.2)	17.1	[3]	1.0
Total multi-name instruments	(214.0)	206.0		(8.0)	49.6		(1.5)	(137.2)	133.4		(3.8)	61.1		1.7
of which non-sovereign	(214.0)	206.0		(8.0)	49.6		(1.5)	(137.2)	133.4		(3.8)	61.1		1.7
Total instruments (CHF billion)
Investment grade [2]	(229.2)	216.9		(12.3)	49.1		(1.0)	(162.1)	156.8		(5.3)	55.5		1.2
Non-investment grade	(78.4)	71.9		(6.5)	26.9		(0.4)	(59.8)	54.0		(5.8)	33.2		1.9
Total instruments	(307.6)	288.8		(18.8)	76.0		(1.4)	(221.9)	210.8		(11.1)	88.7		3.1
of which sovereign	(15.0)	13.7		(1.3)	5.2		(0.1)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(292.6)	275.1		(17.5)	70.8		(1.3)	(204.7)	195.4		(9.3)	84.6		3.1
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q20	4Q19
Credit derivatives (CHF billion)
Credit protection sold	307.6	221.9
Credit protection purchased	288.8	210.8
Other protection purchased	76.0	88.7
Other instruments [1]	15.5	16.7
Total credit derivatives	687.9	538.1
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q20 (CHF billion)
Single-name instruments	17.2	68.6	7.8	93.6
Multi-name instruments	48.8	113.0	52.2	214.0
Total instruments	66.0	181.6	60.0	307.6
4Q19 (CHF billion)
Single-name instruments	19.2	60.6	4.9	84.7
Multi-name instruments	41.9	79.8	15.5	137.2
Total instruments	61.1	140.4	20.4	221.9

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q20 (CHF million)
Credit guarantees and similar instruments	2,220	1,198	3,418	3,354		12	1,930
Performance guarantees and similar instruments	4,430	2,353	6,783	5,840		55	2,461
Derivatives [2]	10,875	5,644	16,519	16,519		470	–	[3]
Other guarantees	4,468	1,624	6,092	6,075		93	3,611
Total guarantees	21,993	10,819	32,812	31,788		630	8,002
4Q19 (CHF million)
Credit guarantees and similar instruments	2,206	908	3,114	3,061		10	1,655
Performance guarantees and similar instruments	4,942	3,915	8,857	7,833		31	2,793
Derivatives [2]	13,194	4,050	17,244	17,244		295	–	[3]
Other guarantees	4,257	2,246	6,503	6,457		64	4,003
Total guarantees	24,599	11,119	35,718	34,595		400	8,451
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; LTV ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a description of these commitments.
Other commitments
	3Q20						4Q19
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,541	73	3,614	3,551		2,107	4,434	163	4,597	4,518		3,077
Irrevocable loan commitments [2]	20,589	95,344	115,933	111,997		53,835	27,145	97,982	125,127	120,436		60,118
Forward reverse repurchase agreements	43	0	43	43		43	41	0	41	41		41
Other commitments	454	391	845	845		208	630	300	930	930		127
Total other commitments	24,627	95,808	120,435	116,436		56,193	32,250	98,445	130,695	125,925		63,363
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 126,811 million and CHF 128,294 million of unused credit limits as of the end of 3Q20 and 4Q19 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M20 and 9M19 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M20	9M19
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	53	0
Proceeds from transfer of assets	6,476	5,383
Cash received on interests that continue to be held	35	62
RMBS
Net gain/(loss) [1]	28	(2)
Proceeds from transfer of assets	17,028	17,824
Purchases of previously transferred financial assets or its underlying collateral	0	(1)
Servicing fees	1	2
Cash received on interests that continue to be held	705	219
Other asset-backed financings
Net gain [1]	90	73
Proceeds from transfer of assets	7,562	7,516
Purchases of previously transferred financial assets or its underlying collateral	(1,077)	(643)
Fees [2]	118	110
Cash received on interests that continue to be held	13	5
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q20 and 4Q19, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q20	4Q19
CHF million
CMBS
Principal amount outstanding	19,299	21,079
Total assets of SPE	26,043	28,748
RMBS
Principal amount outstanding	54,383	54,001
Total assets of SPE	55,653	55,595
Other asset-backed financings
Principal amount outstanding	25,640	27,982
Total assets of SPE	51,269	54,974
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	9M20							9M19
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			242				2,240			362				2,401
of which level 2			214				2,025			273				2,209
of which level 3			28				215			89				191
Weighted-average life, in years			7.1				3.6			4.8				5.1
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	47.0			–	[2]	2.0	–	37.3
Cash flow discount rate (rate per annum), in % [3]	1.4	–	20.9		0.2	–	40.8	2.5	–	8.3		1.5	–	15.7
Expected credit losses (rate per annum), in % [4]	4.0	–	8.6		1.6	–	22.9	1.3	–	1.5		1.5	–	7.6
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q20 and 4Q19.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q20											4Q19
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			290				2,028			645				399				2,282			751
of which non-investment grade			53				677			27				46				711			15
Weighted-average life, in years			5.7				3.8			2.1				6.4				5.7			1.6
Prepayment speed assumption (rate per annum), in % [3]			–		4.7	–	47.0			–				–		3.0	–	35.7			–
Impact on fair value from 10% adverse change			–				(46.4)			–				–				(38.1)			–
Impact on fair value from 20% adverse change			–				(88.3)			–				–				(72.6)			–
Cash flow discount rate (rate per annum), in % [4]	0.6	–	20.9		0.2	–	40.8	0.8	–	31.6		2.2	–	15.2		1.5	–	36.2	0.7	–	13.1
Impact on fair value from 10% adverse change			(4.1)				(28.3)			(3.2)				(6.8)				(38.3)			(2.1)
Impact on fair value from 20% adverse change			(8.0)				(54.4)			(6.0)				(13.4)				(74.7)			(4.2)
Expected credit losses (rate per annum), in % [5]	0.4	–	10.8		1.4	–	30.2	0.8	–	31.0		0.5	–	8.5		1.1	–	34.5	0.7	–	12.8
Impact on fair value from 10% adverse change			(3.7)				(26.6)			(3.2)				(4.1)				(24.1)			(2.0)
Impact on fair value from 20% adverse change			(7.2)				(51.2)			(6.0)				(8.1)				(47.3)			(4.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q20 and 4Q19.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q20	4Q19
CHF million
Other asset-backed financings
Trading assets	544	279
Other assets	174	0
Liability to SPE, included in other liabilities	(718)	(279)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q20 and 4Q19.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q20	4Q19
CHF billion
Government debt securities	19.4	16.4
Corporate debt securities	9.1	8.6
Asset-backed securities	6.4	2.5
Equity securities	0.0	0.7
Other	1.8	0.2
Securities sold under repurchase agreements	36.7	28.4
Government debt securities	0.4	0.1
Corporate debt securities	0.1	0.1
Equity securities	3.5	5.4
Other	0.1	0.1
Securities lending transactions	4.1	5.7
Government debt securities	5.2	5.3
Corporate debt securities	4.4	1.8
Asset-backed securities	0.1	0.1
Equity securities	35.3	33.0
Other	0.1	0.0
Obligation to return securities received as collateral, at fair value	45.1	40.2
Total	85.9	74.3
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q20 (CHF billion)
Securities sold under repurchase agreements	5.7		18.8		3.4	8.8	36.7
Securities lending transactions	3.8		0.0		0.3	0.0	4.1
Obligation to return securities received as collateral, at fair value	44.9		0.0		0.2	0.0	45.1
Total	54.4		18.8		3.9	8.8	85.9
4Q19 (CHF billion)
Securities sold under repurchase agreements	5.2		15.1		5.9	2.2	28.4
Securities lending transactions	5.7		0.0		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	40.0		0.1		0.1	0.0	40.2
Total	50.9		15.2		6.0	2.2	74.3
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 202 days as of the end of 3Q20. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, solar loans and leases, consumer loans, aircraft loans and leases and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine. As of the end of 3Q20 and 4Q19, the Group’s outstanding facilities provided to these third-party conduits through Alpine are not included in the tabular disclosure of non-consolidated VIEs and represent a maximum exposure to loss of CHF 6,115 million and CHF 6,159 million, respectively, and total assets of these non-consolidated VIEs of CHF 11,481 million and CHF 13,488 million, respectively.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q20 and 4Q19.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q20 (CHF million)
Cash and due from banks	0	0	30	12	38	28	108
Trading assets	0	0	1,370	47	902	15	2,334
Other investments	0	0	0	133	994	235	1,362
Net loans	0	639	52	44	33	188	956
Other assets	0	17	917	4	114	792	1,844
of which loans held-for-sale	0	0	371	0	0	0	371
of which premises and equipment	0	0	0	0	31	9	40
Total assets of consolidated VIEs	0	656	2,369	240	2,081	1,258	6,604
Trading liabilities	0	0	0	0	10	0	10
Short-term borrowings	0	4,376	0	0	0	0	4,376
Long-term debt	0	0	1,625	0	11	33	1,669
Other liabilities	0	64	1	2	78	112	257
Total liabilities of consolidated VIEs	0	4,440	1,626	2	99	145	6,312
4Q19 (CHF million)
Cash and due from banks	6	1	71	11	39	10	138
Trading assets	75	0	1,554	82	1,063	14	2,788
Other investments	0	0	0	113	1,052	247	1,412
Net loans	0	325	53	1	29	241	649
Other assets	1	21	638	4	87	943	1,694
of which loans held-for-sale	0	0	93	0	0	0	93
of which premises and equipment	0	0	0	0	36	8	44
Total assets of consolidated VIEs	82	347	2,316	211	2,270	1,455	6,681
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,885	0	0	0	0	4,885
Long-term debt	7	0	1,614	1	13	36	1,671
Other liabilities	0	54	1	4	92	146	297
Total liabilities of consolidated VIEs	7	4,939	1,615	5	113	182	6,861

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
3Q20 (CHF million)
Trading assets	221	4,767	970	65	8,102	14,125
Net loans	526	709	1,872	7,189	1,049	11,345
Other assets	2	54	121	4	410	591
Total variable interest assets	749	5,530	2,963	7,258	9,561	26,061
Maximum exposure to loss	1,151	7,207	2,963	11,216	9,989	32,526
Total assets of non-consolidated VIEs	7,892	132,521	107,484	27,527	49,076	324,500
4Q19 (CHF million)
Trading assets	230	4,897	962	109	4,311	10,509
Net loans	456	904	1,945	7,930	709	11,944
Other assets	3	26	518	0	380	927
Total variable interest assets	689	5,827	3,425	8,039	5,400	23,380
Maximum exposure to loss	785	7,664	3,430	12,239	5,937	30,055
Total assets of non-consolidated VIEs	8,057	141,608	128,984	25,590	35,998	340,237

31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	287	0	–		–		287
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	75,373	0	–		–		75,373
Securities received as collateral	39,833	5,080	151	–		–		45,064
Trading assets	80,701	183,529	7,482	(114,448)		522		157,786
of which debt securities	16,763	50,054	2,453	–		–		69,270
of which foreign governments	16,419	12,157	126	–		–		28,702
of which corporates	215	10,283	1,605	–		–		12,103
of which RMBS	0	24,391	557	–		–		24,948
of which equity securities	53,476	2,754	149	–		522		56,901
of which derivatives	7,915	129,746	3,667	(114,448)		–		26,880
of which interest rate products	1,958	78,964	676	–		–		–
of which foreign exchange products	105	21,928	194	–		–		–
of which equity/index-related products	5,822	22,776	1,003	–		–		–
of which credit derivatives	0	4,993	745	–		–		–
of which other derivatives	16	162	1,049	–		–		–
of which other trading assets	2,547	975	1,213	–		–		4,735
Investment securities	2	464	0	–		–		466
Other investments	17	7	2,868	–		781		3,673
of which other equity investments	17	6	1,866	–		522		2,411
of which life finance instruments	0	1	994	–		–		995
Loans	0	8,188	3,780	–		–		11,968
of which commercial and industrial loans	0	2,860	1,499	–		–		4,359
of which financial institutions	0	3,099	1,076	–		–		4,175
Other intangible assets (mortgage servicing rights)	0	0	195	–		–		195
Other assets	126	7,047	2,286	(823)		–		8,636
of which failed purchases	96	1,424	36					1,556
of which loans held-for-sale	0	4,228	1,999	–		–		6,227
Total assets at fair value	120,679	279,975	16,762	(115,271)		1,303		303,448
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	634	0	–		–		634
Customer deposits	0	3,710	433	–		–		4,143
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,907	0	–		–		19,907
Obligation to return securities received as collateral	39,833	5,080	151	–		–		45,064
Trading liabilities	33,833	133,184	3,513	(124,339)		1		46,192
of which equity securities	22,818	115	56	–		1		22,990
of which derivatives	7,969	127,878	3,456	(124,339)		–		14,964
of which interest rate products	1,894	76,282	186	–		–		–
of which foreign exchange products	105	25,096	86	–		–		–
of which equity/index-related products	5,945	19,999	1,494	–		–		–
of which credit derivatives	0	5,443	1,169	–		–		–
Short-term borrowings	0	11,117	698	–		–		11,815
Long-term debt	0	62,190	7,894	–		–		70,084
of which structured notes over one year and up to two years	0	12,104	827	–		–		12,931
of which structured notes over two years	0	27,955	6,253	–		–		34,208
Other liabilities	0	6,491	1,175	(169)		–		7,497
Total liabilities at fair value	73,666	242,313	13,864	(124,508)		1		205,336
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	356	0	–		–		356
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,556	0	–		–		85,556
Securities received as collateral	36,438	3,780	1	–		–		40,219
Trading assets	85,559	157,151	7,885	(97,606)		808		153,797
of which debt securities	19,430	45,641	1,923	–		–		66,994
of which foreign governments	19,281	7,484	198	–		–		26,963
of which corporates	16	10,905	1,128	–		–		12,049
of which RMBS	0	23,199	317	–		–		23,516
of which equity securities	60,675	2,862	197	–		808		64,542
of which derivatives	3,539	108,264	3,534	(97,606)		–		17,731
of which interest rate products	1,091	66,764	554	–		–		–
of which foreign exchange products	23	21,754	152	–		–		–
of which equity/index-related products	2,417	13,918	1,040	–		–		–
of which credit derivatives	0	5,336	879	–		–		–
of which other derivatives	5	66	909	–		–		–
of which other trading assets	1,915	384	2,231	–		–		4,530
Investment securities	2	1,004	0	–		–		1,006
Other investments	24	5	2,523	–		998		3,550
of which other equity investments	24	5	1,463	–		589		2,081
of which life finance instruments	0	0	1,052	–		–		1,052
Loans	0	8,945	3,717	–		–		12,662
of which commercial and industrial loans	0	2,491	1,283	–		–		3,774
of which financial institutions	0	3,730	1,201	–		–		4,931
of which government and public institutions	0	2,200	831			–		3,031
Other intangible assets (mortgage servicing rights)	0	0	244	–		–		244
Other assets	101	8,902	1,846	(447)		–		10,402
of which loans held-for-sale	0	6,594	1,619	–		–		8,213
Total assets at fair value	122,124	265,699	16,216	(98,053)		1,806		307,792
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	322	0	–		–		322
Customer deposits	0	2,865	474	–		–		3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	10,715	0	–		–		10,715
Obligation to return securities received as collateral	36,438	3,780	1	–		–		40,219
Trading liabilities	23,010	115,062	3,854	(103,742)		2		38,186
of which debt securities	3,636	5,286	0	–		–		8,922
of which foreign governments	3,544	345	0	–		–		3,889
of which equity securities	15,628	109	53	–		2		15,792
of which derivatives	3,746	109,667	3,801	(103,742)		–		13,472
of which interest rate products	1,101	64,643	167	–		–		–
of which foreign exchange products	31	26,156	98	–		–		–
of which equity/index-related products	2,603	12,518	1,921	–		–		–
of which credit derivatives	0	5,963	1,211	–		–		–
Short-term borrowings	0	10,336	997	–		–		11,333
Long-term debt	0	57,721	12,610	–		–		70,331
of which structured notes over one year and up to two years	0	9,291	891	–		–		10,182
of which structured notes over two years	0	27,626	11,458	–		–		39,084
Other liabilities	0	6,654	1,385	(148)		–		7,891
Total liabilities at fair value	59,448	207,455	19,321	(103,890)		2		182,336
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	170	(15)	0	0	0	0	0	0	0	0	(5)	151	0
Trading assets	7,885	2,817	(2,622)	5,364	(5,978)	1,560	(2,350)	169	1,185	0	0	0	0	(548)	7,482	1,006
of which debt securities	1,923	1,861	(1,519)	3,161	(2,832)	0	0	(16)	91	0	0	0	0	(216)	2,453	89
of which corporates	1,128	681	(597)	2,200	(1,920)	0	0	5	244	0	0	0	0	(136)	1,605	142
of which derivatives	3,534	783	(847)	0	0	1,560	(2,305)	113	1,072	0	0	0	0	(243)	3,667	991
of which equity/index-related products	1,040	234	(386)	0	0	426	(654)	36	422	0	0	0	0	(115)	1,003	486
of which credit derivatives	879	428	(359)	0	0	761	(1,327)	111	291	0	0	0	0	(39)	745	162
of which other derivatives	909	0	(1)	0	0	229	(243)	(1)	205	0	0	0	0	(49)	1,049	215
of which other trading assets	2,231	110	(229)	2,150	(3,110)	0	(45)	72	114	0	0	0	0	(80)	1,213	(27)
Other investments	2,523	2	0	429	(158)	0	0	0	122	0	17	0	0	(67)	2,868	124
of which other equity investments	1,463	1	0	404	(20)	0	0	0	15	0	18	0	0	(15)	1,866	25
of which life finance instruments	1,052	0	0	25	(138)	0	0	0	107	0	0	0	0	(52)	994	99
Loans [2]	3,835	1,157	(387)	184	(490)	943	(971)	40	(343)	0	(1)	0	0	(187)	3,780	(286)
of which commercial and industrial loans [2]	1,401	400	(133)	48	(290)	573	(289)	5	(136)	0	(1)	0	0	(79)	1,499	(206)
of which financial institutions	1,201	243	(114)	0	(31)	308	(394)	13	(92)	0	0	0	0	(58)	1,076	(65)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(38)	0	0	(11)	195	(38)
Other assets	1,846	1,461	(432)	3,154	(3,163)	350	(677)	(22)	(34)	0	0	0	0	(197)	2,286	(63)
of which loans held-for-sale	1,619	1,401	(389)	3,119	(3,158)	350	(677)	(45)	(34)	0	0	0	0	(187)	1,999	(124)
Total assets at fair value	16,334	5,437	(3,441)	9,301	(9,804)	2,853	(3,998)	187	930	0	(22)	0	0	(1,015)	16,762	743
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(26)	0	28	0	0	0	(15)	(28)	433	17
Obligation to return securities received as collateral	1	0	0	170	(15)	0	0	0	0	0	0	0	0	(5)	151	0
Trading liabilities	3,854	606	(1,293)	428	(307)	1,855	(2,096)	199	490	0	0	0	0	(223)	3,513	950
of which derivatives	3,801	588	(1,291)	148	(5)	1,855	(2,096)	199	479	0	0	0	0	(222)	3,456	947
of which equity/index-related derivatives	1,921	146	(761)	0	0	717	(510)	98	5	0	0	0	0	(122)	1,494	530
of which credit derivatives	1,211	393	(466)	0	0	949	(1,278)	105	317	0	0	0	0	(62)	1,169	236
Short-term borrowings	997	33	(223)	0	0	816	(750)	(1)	(99)	0	0	0	0	(75)	698	6
Long-term debt	12,610	2,149	(6,085)	0	0	4,952	(4,420)	461	(1,084)	0	0	91	(118)	(662)	7,894	(40)
of which structured notes over one year and up to two years	891	197	(435)	0	0	809	(534)	27	(82)	0	0	1	4	(51)	827	(13)
of which structured notes over two years	11,458	1,004	(5,311)	0	0	4,088	(3,780)	438	(1,006)	0	0	90	(128)	(600)	6,253	(32)
Other liabilities	1,385	165	(159)	239	(248)	95	(361)	(31)	(51)	0	203	0	0	(62)	1,175	47
Total liabilities at fair value	19,321	2,953	(7,760)	837	(570)	7,718	(7,653)	628	(716)	0	203	91	(133)	(1,055)	13,864	980
Net assets/(liabilities) at fair value	(2,987)	2,484	4,319	8,464	(9,234)	(4,865)	3,655	(441)	1,646	0	(225)	(91)	133	40	2,898	(237)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 9M20, changes in net unrealized gains/(losses) of CHF (250) million and CHF 26 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 13 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
138 / 139

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M19	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other		Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Trading assets	8,980	1,192	(2,227)	12,273	(12,493)	768	(1,190)	(66)	808	0	0	0	0		48	8,093	951
of which debt securities	2,242	629	(1,253)	2,995	(2,460)	0	0	16	(45)	0	0	0	0		15	2,139	186
of which corporates	1,260	414	(753)	2,187	(1,860)	0	0	17	(64)	0	0	0	0		16	1,217	185
of which RMBS	432	131	(372)	610	(404)	0	0	(2)	33	0	0	0	0		7	435	(6)
of which derivatives	3,298	388	(519)	0	0	768	(1,168)	(75)	605	0	0	0	0		(2)	3,295	691
of which equity/index-related products	1,054	132	(353)	0	0	230	(327)	(83)	104	0	0	0	0		(3)	754	226
of which credit derivatives	673	171	(111)	0	0	248	(509)	0	330	0	0	0	0		7	809	262
of which other derivatives	806	5	1	0	0	220	(231)	0	174	0	0	0	0		9	984	208
of which other trading assets	3,308	121	(413)	9,137	(9,988)	0	(22)	(4)	337	0	0	0	0		33	2,509	64
Other investments	1,309	45	(6)	444	(165)	0	0	0	128	0	7	0	0		13	1,775	240
of which other equity investments	227	45	(7)	402	(8)	0	0	0	4	0	7	0	0		1	671	41
of which life finance instruments	1,067	0	0	30	(139)	0	0	0	124	0	0	0	0		12	1,094	136
Loans	4,324	584	(421)	20	(199)	1,027	(1,360)	5	(39)	0	0	0	0		46	3,987	(19)
of which commercial and industrial loans	1,949	238	(282)	19	(118)	208	(419)	2	(42)	0	0	0	0		23	1,578	(11)
of which financial institutions	1,391	295	0	0	(81)	255	(570)	(1)	17	0	0	0	0		16	1,322	8
of which government and public institutions	446	51	(59)	0	0	248	(14)	2	(18)	0	0	0	0		2	658	(18)
Other intangible assets (mortgage servicing rights)	163	0	0	9	0	0	0	0	0	0	(3)	0	0		1	170	(3)
Other assets	1,543	192	(257)	1,654	(1,125)	583	(228)	(1)	4	0	0	0	0		(20)	2,345	31
of which loans held-for-sale	1,235	175	(199)	1,411	(1,121)	583	(227)	0	51	0	0	0	0		(23)	1,885	47
Total assets at fair value	16,349	2,013	(2,911)	14,401	(14,008)	2,390	(2,778)	(62)	901	0	4	0	0		88	16,387	1,200
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	6	(34)	0	23	0	0	0	44		(28)	464	23
Obligation to return securities received as collateral	30	0	0	1	(26)	0	0	0	0	0	0	0	0		0	5	0
Trading liabilities	3,589	417	(527)	673	(696)	1,616	(1,928)	109	328	0	0	0	0		35	3,616	876
of which derivatives	3,527	398	(518)	1	(3)	1,616	(1,928)	109	334	0	0	0	0		34	3,570	875
of which equity/index-related derivatives	1,500	128	(329)	0	0	582	(622)	78	244	0	0	0	0		16	1,597	650
of which credit derivatives	1,140	219	(162)	0	0	803	(1,010)	35	121	0	0	0	0		13	1,159	180
Short-term borrowings	784	164	(241)	0	0	1,074	(918)	5	179	0	0	0	(1)		10	1,056	37
Long-term debt	12,665	2,429	(3,874)	0	0	4,323	(3,560)	106	930	0	0	2	110		141	13,272	636
of which structured notes over two years	11,800	2,042	(3,294)	0	0	3,061	(2,935)	85	864	0	0	2	102		133	11,860	607
Other liabilities	1,341	51	(79)	75	(110)	104	(365)	(4)	(5)	0	223	0	0		10	1,241	8
Total liabilities at fair value [2]	18,862	3,061	(4,721)	749	(832)	7,123	(6,805)	216	1,455	0	223	2	153		168	19,654	1,580
Net assets/(liabilities) at fair value [2]	(2,513)	(1,048)	1,810	13,652	(13,176)	(4,733)	4,027	(278)	(554)	0	(219)	(2)	(153)	[2]	(80)	(3,267)	(380)	[2]
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 9M19, changes in net unrealized gains/(losses) of CHF (484) million and CHF 104 million were recorded in trading revenues and other revenues, respectively.

2 Prior period has been corrected.
140 / 141

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 9M20 were CHF 5,437 million, primarily from trading assets, loans held-for-sale and loans. These transfers were primarily in the securitized products, credit and financing businesses due to limited observability of pricing data. Transfers out of level 3 assets during 9M20 were CHF 3,441 million, primarily in trading assets, loans held-for-sale and loans. These transfers were primarily in the securitized products, credit, financing and GTS businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q20 were CHF 873 million, primarily from loans and trading assets. These transfers were primarily in the financing, securitized products and GTS businesses due to limited observability of pricing data. Transfers out of level 3 assets during 3Q20 were CHF 1,181 million, primarily in trading assets. These transfers were primarily in the securitized products and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers out of level 3 liabilities of CHF 7,760 million in 9M20 and CHF 1,030 million in 3Q20 primarily reflected transfers of structured notes over two years arising from an enhancement to the assessment of the valuation significance of unobservable input parameters on equity linked issuances.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, correlation, credit curve volatility, funding spread, mortality rate, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs buyback probability, correlation, contingent probability, credit curve volatility, credit spread, market implied life expectancy or volatility would increase the fair value. An increase in the significant unobservable inputs of discount rate, fund gap risk, funding spread, gap risk, mean reversion, mortality rate, price or prepayment rate would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 3Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,482
of which debt securities	2,453
of which corporates	1,605
of which	446	Discounted cash flow	Credit spread, in bp		(5)	1,560	487
of which	264	Market comparable	Price, in %		0	219	89
of which	484	Option model	Correlation, in %		(40)	100	47
			Gap risk, in %		0	2	1
			Recovery rate, in %		40	40	40
			Volatility, in %		0	180	25
of which derivatives	3,667
of which equity/index-related products	1,003	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(40)	100	61
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		(2)	180	22
of which credit derivatives	745
of which	582	Discounted cash flow	Correlation, in %		97	97	97
			Credit curve volatity, in %		50	105	70
			Credit spread, in bp		0	2,071	398
			Default rate, in %		1	6	3
			Discount rate, in %		7	30	18
			Funding spread, in bp		55	156	134
			Loss severity, in %		7	96	57
			Prepayment rate, in %		2	8	5
			Recovery rate, in %		0	40	26
of which other derivatives	1,049	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		71	134	97
of which other trading assets	1,213
of which	821	Discounted cash flow	Market implied life expectancy, in years		3	14	7
Other investments	2,868
of which other equity investments	1,866
of which	712	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	133	Market comparable	Price, in %		100	100	100
of which	930	Vendor price	Price, in actuals		1	1,249	315
of which life finance instruments	994	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	3,780
of which commercial and industrial loans	1,499
of which	843	Discounted cash flow	Credit spread, in bp		80	1,179	566
			Recovery rate, in %		25	25	25
of which	564	Market comparable	Price, in %		8	100	65
of which financial institutions	1,076
of which	890	Discounted cash flow	Credit spread, in bp		253	1,903	637
			Recovery rate, in %		25	25	25
of which	186	Market comparable	Price, in %		0	655	143
Other assets	2,286
of which loans held-for-sale	1,999
of which	247	Discounted cash flow	Credit spread, in bp		117	544	423
			Recovery rate, in %		40	40	40
of which	1,751	Market comparable	Price, in %		0	130	86
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,885
of which debt securities	1,923
of which corporates	1,128
of which	503	Market comparable	Price, in %		0	129	97
of which	913	Option model	Correlation, in %		(60)	100	63
			Gap risk, in %		0	2	0
			Volatility, in %		0	275	27
of which RMBS	317	Discounted cash flow	Default rate, in %		0	12	2
			Discount rate, in %		1	36	13
			Loss severity, in %		0	100	45
			Prepayment rate, in %		2	45	10
of which derivatives	3,534
of which equity/index-related products	1,040	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	64
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		0	275	30
of which credit derivatives	879
of which	691	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	1,033	150
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	16
			Funding spread, in bp		100	115	102
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	7	4
			Recovery rate, in %		0	40	26
of which other derivatives	909	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	2,231
of which	856	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,118	Market comparable	Price, in %		0	112	27
Other investments	2,523
of which other equity investments	1,463
of which	398	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	857	Vendor price	Price, in actuals		1	869	231
of which life finance instruments	1,052	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	3,717
of which commercial and industrial loans	1,283
of which	996	Discounted cash flow	Credit spread, in bp		96	1,484	654
			Recovery rate, in %		25	25	25
of which financial institutions	1,201
of which	984	Discounted cash flow	Credit spread, in bp		111	1,261	412
			Recovery rate, in %		25	25	25
of which government and public institutions	831
of which	468	Discounted cash flow	Credit spread, in bp		457	526	500
			Recovery rate, in %		25	40	30
of which	166	Market comparable	Price, in %		62	62	62
Other assets	1,846
of which loans held-for-sale	1,619
of which	1,026	Market comparable	Price, in %		0	180	91
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 3Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	433	Option model	Correlation, in %		(7)	100	78
			Credit spread, in bp		66	131	123
			Mean reversion, in %	[2]	10	10	10
Trading liabilities	3,513
of which derivatives	3,456
of which equity/index-related derivatives	1,494	Option model	Buyback probability, in %	[3]	50	100	73
			Correlation, in %		(40)	100	56
			Volatility, in %		(2)	180	26
of which credit derivatives	1,169
of which	705	Discounted cash flow	Correlation, in %		38	45	42
			Credit curve volatility, in %		50	94	61
			Credit spread, in bp		0	844	461
			Default rate, in %		0	6	3
			Discount rate, in %		7	30	18
			Funding spread, in bp		85	167	119
			Loss severity, in %		0	96	56
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		12	40	36
Short-term borrowings	698
of which	519	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(40)	100	59
			Fund gap risk, in %	[2]	0	2	1
			Volatility, in %		3	180	29
Long-term debt	7,894
of which structured notes over one year and up to two years	827
of which	701	Option model	Buyback probability, in %	[3]	50	100	73
			Correlation, in %		(40)	100	59
			Fund gap risk, in %	[2]	0	2	1
			Gap risk, in %		0	4	2
			Volatility, in %		3	180	21
of which structured notes over two years	6,253
of which	4,414	Option model	Buyback probability, in %	[3]	50	100	73
			Correlation, in %		(45)	100	54
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(10)	0	(5)
			Volatility, in %		0	180	24
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	3,854
of which derivatives	3,801
of which equity/index-related derivatives	1,921	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	66
			Volatility, in %		0	275	26
of which credit derivatives	1,211
of which	745	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		2	1,041	142
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	15
			Funding spread, in bp		100	154	122
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	40	31
Short-term borrowings	997
of which	847	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	62
			Fund gap risk, in %	[4]	0	2	0
			Volatility, in %		1	275	39
Long-term debt	12,610
of which structured notes over two years	11,458
of which	9,972	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	63
			Gap risk, in %	[4]	0	2	0
			Mean reversion, in %	[2]	(55)	0	(7)
			Volatility, in %		0	275	26
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q20 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	3Q20			4Q19
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	75,373	75,283	90	85,556	85,463	93
Loans	11,968	12,940	(972)	12,662	13,104	(442)
Other assets [1]	7,782	10,464	(2,682)	9,710	12,006	(2,296)
Due to banks and customer deposits	(661)	(576)	(85)	(582)	(508)	(74)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(19,907)	(19,907)	0	(10,715)	(10,719)	4
Short-term borrowings	(11,815)	(12,159)	344	(11,333)	(11,187)	(146)
Long-term debt	(70,084)	(75,963)	5,879	(70,331)	(72,126)	1,795
Other liabilities	(657)	(1,657)	1,000	(709)	(1,681)	972

Non-performing and non-interest-earning loans [2]	596	3,553	(2,957)	543	3,235	(2,692)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	9M20		9M19
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	6	[1]	22	[1]
of which related to credit risk	(3)		10
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	974	[1]	2,187	[1]
Other investments	202	[2]	321	[2]
of which related to credit risk	0		1
Loans	44	[2]	702	[1]
of which related to credit risk	(457)		14
Other assets	434	[1]	769	[1]
of which related to credit risk	(53)		152
Due to banks and customer deposits	(33)	[2]	(19)	[2]
of which related to credit risk	0		1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(82)	[1]	(520)	[1]
Short-term borrowings	(188)	[2]	(537)	[2]
of which related to credit risk	0		(2)
Long-term debt [2]	301	[2]	(6,675)	[2]
of which related to credit risk	17		0
Other liabilities	(29)	[2]	110	[3]
of which related to credit risk	(60)		44
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that was attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	3Q20	Cumulative	3Q19		3Q20	3Q19
Financial instruments (CHF million)
Customer deposits	(8)	(51)	(11)		0	0
Short-term borrowings	3	(75)	1		1	1
Long-term debt	(664)	(1,464)	366		27	29
of which treasury debt over two years	(466)	(104)	8		0	0
of which structured notes over two years	(160)	(1,298)	338		27	29
Total	(669)	(1,590)	356		28	30
1 Amounts are reflected gross of tax.
Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,955	0	21,956	0	21,956
Loans	275,990	0	272,105	13,895	286,000
Other financial assets [1]	153,008	137,599	15,041	394	153,034
Financial liabilities
Due to banks and customer deposits	402,595	231,120	171,509	0	402,629
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,760	0	10,760	0	10,760
Short-term borrowings	10,431	0	10,433	0	10,433
Long-term debt	94,312	0	94,616	2,076	96,692
Other financial liabilities [2]	15,651	0	15,326	326	15,652
4Q19 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,441	0	21,441	0	21,441
Loans	280,568	0	278,337	11,562	289,899
Other financial assets [1]	114,543	101,600	12,225	720	114,545
Financial liabilities
Due to banks and customer deposits	396,867	189,419	207,453	0	396,872
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,818	0	16,818	0	16,818
Short-term borrowings	17,052	0	17,052	0	17,052
Long-term debt	81,674	0	83,018	1,123	84,141
Other financial liabilities [2]	15,867	0	15,705	168	15,873
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q20	4Q19	[1]
CHF million
Total assets pledged or assigned as collateral	136,662	121,800
of which encumbered	64,112	59,013
1 Prior period has been corrected.
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q20	4Q19
CHF million
Fair value of collateral received with the right to sell or repledge	416,913	412,765
of which sold or repledged	195,135	185,935

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.2 billion.
In 3Q20, the Group recorded net litigation provisions of CHF 219 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Bank loan litigation
On October 2, 2020, in the Texas state court case brought by entities related to Highland Capital Management LP (Highland) against CSS LLC and certain of its affiliates, the Texas Supreme Court denied Highland’s motion for rehearing.

Rates-related matters
Civil litigation
USD ICE LIBOR litigation
On August 18, 2020, members of the US dollar Intercontinental Exchange (ICE) LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards.
Government-sponsored entity bonds litigation
On July 31, 2020, in the civil action in the US District Court for the Eastern District of Louisiana alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities, CSS LLC and certain other defendants filed a partial motion to dismiss plaintiff’s first amended complaint alleging state law claims brought under the Louisiana Unfair Trade Practices Act.
On September 21, 2020, Credit Suisse AG and an affiliate, along with other financial institutions, were named in a civil action brought by the City of New Orleans, the New Orleans Municipal Employees Retirement System and the New Orleans Aviation Board in the US District Court for the Eastern District of Louisiana, which also alleges a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities.
OTC trading cases
On September 10, 2020, in the putative class action filed in the US District Court for the Southern District of New York (SDNY) alleging a conspiracy among CSS LLC and other financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds, defendants filed a motion to dismiss.
Mozambique matter
Credit Suisse is continuing to respond to requests from regulatory and enforcement authorities regarding certain Credit Suisse entities’ participation in transactions involving Mozambique state enterprises, and is in ongoing dialogue with certain of these authorities.
Cross-border private banking matters
Credit Suisse offices in various locations have been cooperating with regulatory and law enforcement authorities seeking records and information concerning investigations into our historical private banking services on a cross-border basis and in part through our local branches and banks. Credit Suisse has conducted a review of these issues, the UK aspects of which have now been closed with no action being taken against the bank, and is continuing to cooperate with the authorities. Separately, an inquiry has been opened in Belgium similar to the ongoing reviews.
ETN-related litigation
On October 1, 2020, in the individual civil action filed on April 17, 2018 in the Northern District of Alabama against Credit Suisse AG as well as Janus Index & Calculation Services LLC relating to the VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), plaintiffs voluntarily dismissed with prejudice their claims against Credit Suisse AG.
34 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 3Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	496	2,738		3,234	406		(395)	3,245
Interest expense	(542)	(1,289)		(1,831)	(410)		392	(1,849)
Net interest income	(46)	1,449		1,403	(4)		(3)	1,396
Commissions and fees	991	1,858		2,849	5		1	2,855
Trading revenues	134	471		605	3		22	630
Other revenues	399	(28)		371	558	[2]	(612)	317
Net revenues	1,478	3,750		5,228	562		(592)	5,198
Provision for credit losses	4	90		94	0		0	94
Compensation and benefits	660	1,494		2,154	24		263	2,441
General and administrative expenses	432	1,392		1,824	(8)		(358)	1,458
Commission expenses	73	222		295	0		0	295
Restructuring expenses	24	47		71	0		36	107
Total other operating expenses	529	1,661		2,190	(8)		(322)	1,860
Total operating expenses	1,189	3,155		4,344	16		(59)	4,301
Income/(loss) before taxes	285	505		790	546		(533)	803
Income tax expense	66	184		250	0		8	258
Net income/(loss)	219	321		540	546		(541)	545
Net income/(loss) attributable to noncontrolling interests	(2)	0		(2)	0		1	(1)
Net income/(loss) attributable to shareholders	221	321		542	546		(542)	546
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	219	321		540	546	(541)	545
Gains/(losses) on cash flow hedges	0	(33)		(33)	0	0	(33)
Foreign currency translation	(512)	(325)		(837)	0	(14)	(851)
Unrealized gains/(losses) on securities	0	2		2	0	0	2
Actuarial gains/(losses)	2	(1)		1	0	77	78
Net prior service credit/(cost)	0	0		0	0	(37)	(37)
Gains/(losses) on liabilities related to credit risk	(19)	(525)		(544)	(15)	3	(556)
Other comprehensive income/(loss), net of tax	(529)	(882)		(1,411)	(15)	29	(1,397)
Comprehensive income/(loss)	(310)	(561)		(871)	531	(512)	(852)
Comprehensive income/(loss) attributable to noncontrolling interests	(4)	(16)		(20)	0	17	(3)
Comprehensive income/(loss) attributable to shareholders	(306)	(545)		(851)	531	(529)	(849)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,209	4,119		5,328	334		(333)	5,329
Interest expense	(1,181)	(2,360)		(3,541)	(342)		336	(3,547)
Net interest income	28	1,759		1,787	(8)		3	1,782
Commissions and fees	816	1,938		2,754	6		(6)	2,754
Trading revenues	54	74		128	(4)		25	149
Other revenues	476	224		700	904	[2]	(963)	641
Net revenues	1,374	3,995		5,369	898		(941)	5,326
Provision for credit losses	1	71		72	0		0	72
Compensation and benefits	645	1,509		2,154	25		204	2,383
General and administrative expenses	535	1,248		1,783	(8)		(371)	1,404
Commission expenses	55	270		325	0		0	325
Total other operating expenses	590	1,518		2,108	(8)		(371)	1,729
Total operating expenses	1,235	3,027		4,262	17		(167)	4,112
Income/(loss) before taxes	138	897		1,035	881		(774)	1,142
Income tax expense/(benefit)	(2)	229		227	0		29	256
Net income/(loss)	140	668		808	881		(803)	886
Net income/(loss) attributable to noncontrolling interests	2	6		8	0		(3)	5
Net income/(loss) attributable to shareholders	138	662		800	881		(800)	881
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 3Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	140	668		808	881	(803)	886
Gains/(losses) on cash flow hedges	0	1		1	17	0	18
Foreign currency translation	326	(83)		243	(17)	4	230
Unrealized gains/(losses) on securities	0	9		9	0	0	9
Actuarial gains/(losses)	5	120		125	0	58	183
Net prior service credit/(cost)	0	1		1	0	(34)	(33)
Gains/(losses) on liabilities related to credit risk	16	357		373	4	4	381
Other comprehensive income/(loss), net of tax	347	405		752	4	32	788
Comprehensive income/(loss)	487	1,073		1,560	885	(771)	1,674
Comprehensive income/(loss) attributable to noncontrolling interests	4	21		25	0	(16)	9
Comprehensive income/(loss) attributable to shareholders	483	1,052		1,535	885	(755)	1,665
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,836	9,265		11,101	1,162		(1,134)	11,129
Interest expense	(2,021)	(4,573)		(6,594)	(1,173)		1,138	(6,629)
Net interest income	(185)	4,692		4,507	(11)		4	4,500
Commissions and fees	2,760	5,905		8,665	15		(18)	8,662
Trading revenues	410	2,300		2,710	8		93	2,811
Other revenues	1,660	(299)		1,361	3,067	[2]	(3,233)	1,195
Net revenues	4,645	12,598		17,243	3,079		(3,154)	17,168
Provision for credit losses	24	930		954	0		4	958
Compensation and benefits	1,977	4,597		6,574	63		714	7,351
General and administrative expenses	1,319	4,000		5,319	(5)		(1,070)	4,244
Commission expenses	179	774		953	2		(2)	953
Restructuring expenses	24	47		71	0		36	107
Total other operating expenses	1,522	4,821		6,343	(3)		(1,036)	5,304
Total operating expenses	3,499	9,418		12,917	60		(322)	12,655
Income/(loss) before taxes	1,122	2,250		3,372	3,019		(2,836)	3,555
Income tax expense/(benefit)	257	237		494	(3)		48	539
Net income/(loss)	865	2,013		2,878	3,022		(2,884)	3,016
Net income/(loss) attributable to noncontrolling interests	(6)	8		2	0		(8)	(6)
Net income/(loss) attributable to shareholders	871	2,005		2,876	3,022		(2,876)	3,022
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	865	2,013		2,878	3,022	(2,884)	3,016
Gains/(losses) on cash flow hedges	0	210		210	0	0	210
Foreign currency translation	(849)	(999)		(1,848)	12	(44)	(1,880)
Unrealized gains/(losses) on securities	0	(18)		(18)	0	0	(18)
Actuarial gains/(losses)	5	3		8	0	216	224
Net prior service credit/(cost)	0	0		0	0	(105)	(105)
Gains/(losses) on liabilities related to credit risk	47	1,023		1,070	56	10	1,136
Other comprehensive income/(loss), net of tax	(797)	219		(578)	68	77	(433)
Comprehensive income/(loss)	68	2,232		2,300	3,090	(2,807)	2,583
Comprehensive income/(loss) attributable to noncontrolling interests	(9)	(20)		(29)	0	20	(9)
Comprehensive income/(loss) attributable to shareholders	77	2,252		2,329	3,090	(2,827)	2,592
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,223	12,581		15,804	945		(949)	15,800
Interest expense	(3,339)	(7,123)		(10,462)	(977)		954	(10,485)
Net interest income	(116)	5,458		5,342	(32)		5	5,315
Commissions and fees	2,432	5,805		8,237	17		39	8,293
Trading revenues	480	735		1,215	(68)		24	1,171
Other revenues	1,472	214		1,686	2,701	[2]	(2,872)	1,515
Net revenues	4,268	12,212		16,480	2,618		(2,804)	16,294
Provision for credit losses	10	168		178	0		0	178
Compensation and benefits	2,075	4,688		6,763	73		610	7,446
General and administrative expenses	1,443	3,848		5,291	(22)		(1,057)	4,212
Commission expenses	150	802		952	0		0	952
Total other operating expenses	1,593	4,650		6,243	(22)		(1,057)	5,164
Total operating expenses	3,668	9,338		13,006	51		(447)	12,610
Income/(loss) before taxes	590	2,706		3,296	2,567		(2,357)	3,506
Income tax expense	178	750		928	0		6	934
Net income/(loss)	412	1,956		2,368	2,567		(2,363)	2,572
Net income/(loss) attributable to noncontrolling interests	5	10		15	0		(10)	5
Net income/(loss) attributable to shareholders	407	1,946		2,353	2,567		(2,353)	2,567
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	412	1,956		2,368	2,567	(2,363)	2,572
Gains/(losses) on cash flow hedges	0	94		94	14	(1)	107
Foreign currency translation	179	(327)		(148)	(15)	0	(163)
Unrealized gains/(losses) on securities	0	36		36	0	(1)	35
Actuarial gains/(losses)	11	122		133	0	496	629
Net prior service credit/(cost)	0	1		1	0	248	249
Gains/(losses) on liabilities related to credit risk	(37)	(828)		(865)	(44)	(62)	(971)
Other comprehensive income/(loss), net of tax	153	(902)		(749)	(45)	680	(114)
Comprehensive income/(loss)	565	1,054		1,619	2,522	(1,683)	2,458
Comprehensive income/(loss) attributable to noncontrolling interests	6	19		25	0	(17)	8
Comprehensive income/(loss) attributable to shareholders	559	1,035		1,594	2,522	(1,666)	2,450
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,422	134,540		136,962	296	563	137,821
Interest-bearing deposits with banks	8	1,156		1,164	465	(398)	1,231
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,279	61,049		97,328	0	0	97,328
Securities received as collateral	1,942	43,122		45,064	0	0	45,064
Trading assets	33,589	124,320		157,909	0	(123)	157,786
Investment securities	0	464		464	42,329	(42,327)	466
Other investments	537	5,207		5,744	52,449	(52,416)	5,777
Net loans	11,601	287,591		299,192	0	(7,929)	291,263
Goodwill	680	3,211		3,891	0	686	4,577
Other intangible assets	225	31		256	0	0	256
Brokerage receivables	16,253	23,976		40,229	0	(2)	40,227
Other assets	12,824	23,333		36,157	681	2,662	39,500
Total assets	116,360	708,000		824,360	96,220	(99,284)	821,296
Liabilities and equity (CHF million)
Due to banks	57	19,049		19,106	1,948	(1,945)	19,109
Customer deposits	1	389,418		389,419	0	(1,155)	388,264
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,374	23,387		30,761	0	(94)	30,667
Obligation to return securities received as collateral	1,942	43,122		45,064	0	0	45,064
Trading liabilities	10,956	35,237		46,193	0	(1)	46,192
Short-term borrowings	7,657	15,049		22,706	0	(461)	22,245
Long-term debt	47,608	115,906		163,514	47,998	(47,116)	164,396
Brokerage payables	14,397	14,736		29,133	0	(2)	29,131
Other liabilities	9,446	19,657		29,103	534	591	30,228
Total liabilities	99,438	675,561		774,999	50,480	(50,183)	775,296
Total shareholders' equity	16,870	31,676		48,546	45,740	(48,546)	45,740
Noncontrolling interests	52	763		815	0	(555)	260
Total equity	16,922	32,439		49,361	45,740	(49,101)	46,000

Total liabilities and equity	116,360	708,000		824,360	96,220	(99,284)	821,296
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,642	98,402		101,044	277	558	101,879
Interest-bearing deposits with banks	10	663		673	489	(421)	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,905	80,092		106,997	0	0	106,997
Securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading assets	35,339	118,556		153,895	1	(99)	153,797
Investment securities	0	1,004		1,004	32,853	(32,851)	1,006
Other investments	621	5,013		5,634	49,780	(49,748)	5,666
Net loans	11,907	292,118		304,025	0	(7,246)	296,779
Goodwill	715	3,245		3,960	0	703	4,663
Other intangible assets	276	15		291	0	0	291
Brokerage receivables	17,012	18,636		35,648	0	0	35,648
Other assets	12,843	24,226		37,069	625	1,915	39,609
Total assets	111,191	679,268		790,459	84,025	(87,189)	787,295
Liabilities and equity (CHF million)
Due to banks	63	16,679		16,742	2,287	(2,285)	16,744
Customer deposits	1	384,949		384,950	0	(1,167)	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,799	21,842		27,641	0	(108)	27,533
Obligation to return securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading liabilities	8,468	29,718		38,186	0	0	38,186
Short-term borrowings	8,720	20,149		28,869	0	(484)	28,385
Long-term debt	43,821	107,179		151,000	37,596	(36,591)	152,005
Brokerage payables	15,213	10,470		25,683	0	0	25,683
Other liabilities	9,414	20,992		30,406	498	139	31,043
Total liabilities	94,420	649,276		743,696	40,381	(40,496)	743,581
Total shareholders' equity	16,713	29,407		46,120	43,644	(46,120)	43,644
Noncontrolling interests	58	585		643	0	(573)	70
Total equity	16,771	29,992		46,763	43,644	(46,693)	43,714

Total liabilities and equity	111,191	679,268		790,459	84,025	(87,189)	787,295
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CDO	Collateralized debt obligation
CDX	Credit default swap index
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CVA	Credit valuation adjustment
E
EAD	Exposure at default
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ESG	Environmental, Social and Governance
ESR	Enterprise Strategy Risk
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
FX	Foreign exchange
G
GDP	Gross domestic product
G-SIB	Global systemically important bank
GTS	Global Trading Solutions
H
HQLA	High-quality liquid assets
I
ICE	Intercontinental Currency Exchange
IFRS	International Financial Reporting Standard
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
IT	Information technology
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NOL	Net operating loss
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PD	Probability of Default
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RoTE	Return on tangible equity
RWA	Risk-weighted assets
S
SA-CCR	Standardized approach for counterparty credit risk
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
SRI	Sustainability, Research & Investments Solutions
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of				Average in			Average in
	3Q20	2Q20	1Q20	3Q19	3Q20	2Q20	3Q19	9M20	9M19
1 USD / CHF	0.92	0.95	0.96	1.00	0.92	0.96	0.99	0.95	1.00
1 EUR / CHF	1.08	1.07	1.06	1.09	1.08	1.06	1.10	1.07	1.12
1 GBP / CHF	1.19	1.17	1.20	1.23	1.19	1.20	1.22	1.21	1.27
100 JPY / CHF	0.87	0.88	0.89	0.92	0.86	0.90	0.92	0.88	0.91
Share data
in / end of	9M20	2019		2018		2017
Share price (common shares, CHF)
Average	9.91	12.11		15.17		15.11
Minimum	6.50	10.59		10.45		13.04
Maximum	13.43	13.54		18.61		17.84
End of period	9.24	13.105		10.80		17.40
Share price (American Depositary Shares, USD)
Average	10.35	12.15		15.50		15.35
Minimum	6.55	10.74		10.42		13.37
Maximum	13.77	13.63		19.98		18.02
End of period	9.97	13.45		10.86		17.85
Market capitalization (CHF million)
Market capitalization	22,627	32,451		27,605		44,475
Dividend per share (CHF)
Dividend per share	–	0.1388	[1]	0.2625	[2]	0.25	[2]
1 Refer to "Extraordinary General Meeting" in I – Credit Suisse results – Credit Suisse – Other information for further information.
2 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of October 28, 2020	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Positive
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Stable
Rating and Investment Information	–	A	Positive
Credit Suisse AG
Moody's	P-1	A1	Positive
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A	Stable

Financial calendar and contacts
Financial calendar
Extraordinary General Meeting 2020	Friday, November 27, 2020
Investor Update 2020	Tuesday, December 15, 2020
Fourth quarter results 2020	Thursday, February 18, 2021
First quarter results 2021	Thursday, April 22, 2021
Annual General Meeting 2021	Friday, April 30, 2021

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite

Our 2019 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a glance is available on our website credit-suisse.com/annualreporting.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520144 English / 229006E